

ANNUAL REPORT 2024

50 YEARS ANNIVERSARY

LEGACY *of* SUCCESS : PRIMED *for* GROWTH

BOYD®

PRIMED *for* GROWTH

$3.9B

Revenues

2024

$1.4B

Adjusted EBITDAR

2024

40%

**Property-Level
Operating Margins**

2024

TO OUR SHAREHOLDERS:

As we look back at 2024, we take great pride in another successful year for our Company.

In 2024, we generated record revenues of over $3.9 billion; we achieved Companywide Adjusted EBITDAR of nearly $1.4 billion; and we maintained property-level operating margins above 40%.

This high level of performance is built upon the three pillars of our growth strategy: Our diversified business model, strong operating efficiencies throughout our business, and our recent investments in our properties nationwide.

With our strong results in 2024, we continued to execute a balanced approach to capital allocation. In addition to maintaining the strongest balance sheet in our Company's history, last year we returned nearly $750 million in capital to our shareholders through share repurchases and dividends.



Keith Smith
President and Chief
Executive Officer

Marianne Johnson
Executive Chairman
of the Board

In all, since 2021 we have returned nearly $1.9 billion to our shareholders, reduced our total shares outstanding by more than 20%, and held leverage steady at the lowest levels in our Company's history.

At the same time, we are building on our track record of success as we continue our program of investing in our nationwide portfolio. Our new land-based facility at Treasure Chest demonstrated the potential of these growth investments, producing strong revenue and Adjusted EBITDAR growth at this property following its opening in June 2024. In 2025 we are continuing the next phase of growth investments, including our convention center expansion at Ameristar St. Charles, our new Cadence Crossing Casino development in southern Nevada, and the development of a best-in-market casino resort in Norfolk, Virginia, scheduled to open in late 2027.

On January 1, 2025, we celebrated a historic milestone as a Company as we celebrated Boyd's 50th year in business. While we are a much different company today than we were in 1975, the vision and integrity of our founders, Sam and Bill Boyd, continue to guide and inspire us.

On behalf of the Board of Directors, thank you for your investment in our Company.

Marianne Johnson
Executive Chairman of the Board

Keith Smith
President and Chief Executive Officer

INVESTING *in* GROWTH

| Early **2024** | Mid **2024** | Late **2025** |







Fremont Hotel & Casino

Expansion and Renovation

Treasure Chest Casino

All-New Land-Based Facility

Ameristar Casino, Resort, Spa

Meeting & Convention Center Expansion

PROVEN STRATEGY

Our property investments are an important part of our strategy. By driving increased visitation and strengthening customer loyalty, these investments contribute to continued growth in our operations.

Early 2026

Mid 2026

Late 2027







Suncoast Hotel & Casino

Property-Wide Renovation

Cadence Crossing Casino

Modern, Enhanced Gaming Experience

Norfolk Casino

$750 Million, Best-in-Market Gaming Destination

EXCEPTIONAL RETURNS

The successful performance of our previous property investments gives us confidence in our ability to generate a solid return on investment as we continue to build our growth pipeline nationwide.

CREATING SHAREHOLDER VALUE

$750M
Capital Returned to Shareholders
2024

2.5X
Total Leverage Ratio
2024

17.8%
Total Shareholder Return On Investment
2024

$1.9B
Returned to Shareholders
2021 – 2024

Stock Performance Graph



Comparison of 5-Year Cumulative Total Return 2019 – 2024



Stock Performance

Company's stock closing price comparison on the day dividends are paid for 2023 and 2024 on the New York Stock Exchange are as follows:



Capital Returned to Shareholders

Chart reflects the cumulative amount of capital returned to shareholders in share repurchases and dividends for the period from 2021 to 2024.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-12882

BOYD GAMING

BOYD GAMING CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**88-0242733**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6465 South Rainbow Boulevard, Las Vegas, NV 89118
(Address of principal executive offices) (Zip Code)

(702) 792-7200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value of $0.01 per share	BYD	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of common stock held by non-affiliates of the registrant, based on the closing price on the New York Stock Exchange for such date, was approximately $3.6 billion.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 17, 2025
Common stock, $0.01 par value	**83,746,400**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of December 31, 2024 are incorporated by reference into Part III of this Form 10-K.

BOYD GAMING CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
TABLE OF CONTENTS

PART I

ITEM 1. Business

Overview

Boyd Gaming Corporation (the "Company," the "Registrant," "Boyd Gaming," "we" or "us") is a multi-jurisdictional gaming company that has been in operation since 1975. Headquartered in Las Vegas, we operate 28 wholly owned brick-and-mortar gaming entertainment properties ("gaming entertainment properties") in Nevada, Illinois, Indiana, Iowa, Kansas, Louisiana, Mississippi, Missouri, Ohio and Pennsylvania. In addition, we own and operate Boyd Interactive, a business-to-business ("B2B") and business-to-consumer ("B2C") online casino gaming business in the United States and Canada. Through a management agreement with Wilton Rancheria, we also manage the Sky River Casino, which is located in California.

We have a strategic partnership with and are a 5% equity owner of FanDuel Group, the nation's leading sports-betting operator. Through our strategic partnership, we pursue sports-betting opportunities, both at our properties and online, across the country. We operate FanDuel-branded sportsbooks at 16 of our properties. We also offer online sports-betting under the FanDuel brand in all states that our 28 gaming entertainment properties are located, except in Mississippi where online sports-betting has not been legalized, Missouri where online sports-betting was legalized in November 2024 but has not yet taken effect as regulations are being established, and in Nevada where we operate our own brand, Boyd Sports. In addition, we have market access agreements outside of Nevada with other third parties for online sports-betting.

We continually work to position our Company for greater success by strengthening our existing operations and growing through acquisitions, capital investments and other strategic initiatives. Our operating strategy is focused on building loyalty with core customers and operating efficiently. Our operating model is focused on maximizing gaming revenues, streamlining our cost structure, targeting our marketing investments and reducing lower margin offerings, which allows us to flow a higher percentage of our revenues to the bottom line.

In addition, we believe the following factors have contributed to our success in the past and are central to our success in the future:

- we have an experienced management team;

- our operations are geographically diversified;

- we are focused on building loyalty and driving growth with our core customers, a valuable customer segment in our business;

- our Las Vegas Locals properties are well-positioned to capitalize on the attractive Las Vegas locals market;

- three of our properties are located in the growing downtown Las Vegas market and also market to a unique niche—Hawaiian customers;

- we have used our increased free cash flow to strengthen our balance sheet, invest in our properties and return capital to shareholders; and

- we have the ability to expand certain existing properties, develop new properties and to act opportunistically to make strategic acquisitions.

Properties

We view each of our 28 gaming entertainment properties and our online gaming operations as an operating segment. For financial reporting purposes, we aggregate these operations into four reportable segments: (i) Las Vegas Locals; (ii) Downtown Las Vegas; (iii) Midwest & South; and (iv) Online, (collectively "Reportable Segments"). The Online segment includes the operating results of our online gaming operations through collaborative arrangements with third parties throughout the United States and the operations of Boyd Interactive. To reconcile Reportable Segments information to the consolidated information, the Company has aggregated nonreportable operating segments into a Managed & Other category. The Managed & Other category includes management fees earned under our management agreement with Wilton Rancheria and the operating results of Lattner Entertainment Group Illinois, LLC, our Illinois distributed gaming operator ("Lattner") with 921 gaming units in 164 locations across the state of Illinois as of December 31, 2024.

For financial information related to our segments as of and for the three years in the period ended December 31, 2024, see Note 14, *Segment Information,* to our consolidated financial statements presented in Part II, Item 8.

As of December 31, 2024, we operated 27 of our 28 wholly owned gaming entertainment properties (as our Eastside Cannery property has remained closed since March 18, 2020 due to the current levels of demand in the market) offering a total of 1,764,063 square feet of casino space, 28,102 slot machines, 616 table games and 10,481 hotel rooms. We derive the majority of our revenues from gaming at our gaming entertainment properties and Lattner, which generated approximately 66% and 70% of our revenues in 2024 and 2023, respectively. Online revenues from Boyd Interactive and third-party market access arrangements, including reimbursements received from our third-party operators for gaming taxes and other expenses we pay under the collaborative arrangements, represent our next most significant revenue source, generating 15% and 11% of our revenues in 2024 and 2023, respectively. Food & beverage revenues, room revenues, management fee revenues and other revenues separately contributed 8% or less of revenues in each of 2024 and 2023.

The following table sets forth certain information regarding our gaming entertainment properties (listed by Reportable Segment classification) as of and for the year ended December 31, 2024:

		Location	Year Opened or Acquired	Casino Space (Sq. ft.)	Slot Machines	Table Games	Hotel Rooms	Hotel Occupancy	Average Daily Rate
Las Vegas Locals									
Gold Coast Hotel and Casino		Las Vegas, NV	2004	88,915	1,430	44	705	55%	$ 66
The Orleans Hotel and Casino		Las Vegas, NV	2004	135,460	1,860	54	1,885	68%	$ 72
Sam's Town Hotel and Gambling Hall		Las Vegas, NV	1979	120,681	1,401	12	645	53%	$ 79
Suncoast Hotel and Casino		Las Vegas, NV	2004	95,898	1,213	20	427	74%	$ 98
Eastside Cannery Casino and Hotel		Las Vegas, NV	2016	••	••	••	••	••	••
Aliante Casino + Hotel + Spa		North Las Vegas, NV	2016	125,000	1,389	26	202	91%	$ 109
Cannery Casino Hotel		North Las Vegas, NV	2016	86,000	1,158	20	200	72%	$ 94
Jokers Wild		Henderson, NV	1993	23,698	333	N/A	N/A	N/A	N/A
Downtown Las Vegas									
California Hotel and Casino		Las Vegas, NV	1975	34,403	795	19	779	78%	$ 52
Fremont Hotel & Casino	•	Las Vegas, NV	1985	43,414	781	21	447	73%	$ 58
Main Street Station Hotel and Casino		Las Vegas, NV	1993	26,918	514	7	406	61%	$ 58
Midwest & South									
Par-A-Dice Casino	•	East Peoria, IL	1996	26,116	561	18	202	57%	$ 88
Belterra Casino Resort •••	•	Florence, IN	2018	70,232	802	25	662	40%	$ 91
Blue Chip Casino Hotel Spa	•	Michigan City, IN	1999	65,000	1,311	22	486	51%	$ 95
Diamond Jo Casino	•	Dubuque, IA	2012	41,408	704	17	N/A	N/A	N/A
Diamond Jo Worth	•	Northwood, IA	2012	38,630	799	19	102	55%	$ 116
Kansas Star Casino	•	Mulvane, KS	2012	70,010	1,229	43	N/A	N/A	N/A
Amelia Belle Casino	•	Amelia, LA	2012	27,484	623	11	N/A	N/A	N/A
Delta Downs Racetrack Hotel & Casino	•	Vinton, LA	2001	45,000	1,463	N/A	370	46%	$ 80
Evangeline Downs Racetrack & Casino	•	Opelousas, LA	2012	39,208	1,093	N/A	N/A	N/A	N/A
Sam's Town Shreveport	•	Shreveport, LA	2004	29,285	752	15	514	39%	$ 82
Treasure Chest Casino	•	Kenner, LA	1997	47,000	934	33	N/A	N/A	N/A
IP Casino Resort Spa	•	Biloxi, MS	2011	81,700	1,142	45	1,088	64%	$ 80
Sam's Town Hotel and Gambling Hall Tunica	•	Tunica, MS	1994	39,740	531	7	335	30%	$ 58
Ameristar Casino * Hotel Kansas City •••		Kansas City, MO	2018	140,000	1,597	42	184	74%	$ 96
Ameristar Casino * Resort * Spa St. Charles •••		St. Charles, MO	2018	130,000	1,795	46	397	61%	$ 101
Belterra Park •••	•	Cincinnati, OH	2018	56,863	1,042	N/A	N/A	N/A	N/A
Valley Forge Casino Resort	•	King of Prussia, PA	2018	36,000	850	50	445	30%	$ 112
Total				1,764,063	28,102	616	10,481		

N/A = Not Applicable

• These properties feature FanDuel-branded sportsbooks.
•• The Eastside Cannery Casino and Hotel remains closed due to local market conditions.
••• Property is subject to a master lease agreement with a real estate investment trust.

We also own a travel agency in Hawaii. Financial results for the travel agency are included in our Downtown Las Vegas segment, as our Downtown Las Vegas properties focus marketing efforts on gaming customers from Hawaii.

Las Vegas Locals Properties

Our Las Vegas Locals segment consists of eight casinos that primarily serve the resident population in the Las Vegas metropolitan area. Las Vegas has historically been characterized by a vibrant economy and strong demographics that include a large population of retirees and other active gaming customers. In recent years, the Las Vegas economy has strengthened, as reflected in the positive trends in employment, construction activity and visitation. Our Las Vegas Locals segment competes directly with other locals casinos and gaming companies, some of which operate larger casinos and offer different promotions than ours. The target markets for our Las Vegas Locals segment consists primarily of local residents and visitors to the Las Vegas area.

Gold Coast Hotel and Casino

Gold Coast Hotel and Casino ("Gold Coast") is located on Flamingo Road, approximately one mile west of the Las Vegas Strip and one-quarter mile west of Interstate 15, the major highway linking Las Vegas and southern California. Its location offers easy access from the entire Las Vegas Valley. Gold Coast's amenities include 705 recently remodeled hotel rooms and suites along with meeting facilities, multiple restaurant options and a 70-lane bowling center.

The Orleans Hotel and Casino

The Orleans Hotel and Casino ("The Orleans") is located on Tropicana Avenue, a short distance from the Las Vegas Strip. The Orleans provides a New Orleans French Quarter-themed environment. Amenities at The Orleans include 1,885 hotel rooms, a variety of restaurants and bars, a spa and fitness center, 18 stadium-seating movie theaters, a 52-lane bowling center, banquet and meeting space, and a special events arena that seats up to 9,500 patrons.

Sam's Town Hotel and Gambling Hall

Sam's Town Hotel and Gambling Hall ("Sam's Town Las Vegas") is located on the Boulder Strip, approximately six miles east of the Las Vegas Strip, and features a contemporary western theme. Amenities at Sam's Town Las Vegas include 645 hotel rooms, a variety of restaurants and bars, 18 stadium-seating movie theaters, and a 56-lane bowling center.

Suncoast Hotel and Casino

Suncoast Hotel and Casino ("Suncoast") is located in Peccole Ranch, a master-planned community adjacent to Summerlin, and is readily accessible from most major points in Las Vegas, including downtown and the Las Vegas Strip. Suncoast features 427 hotel rooms, multiple restaurant options, banquet and meeting facilities, 16 stadium-seating movie theaters, a 64-lane bowling center, and a newly remodeled sportsbook.

Eastside Cannery Casino and Hotel

Eastside Cannery Casino and Hotel ("Eastside Cannery") has been closed to the public since March 18, 2020 and has not yet re-opened due to the current levels of market demand. Eastside Cannery is located directly south of Sam's Town Las Vegas at the intersection of Boulder Highway and Harmon Avenue in Las Vegas. Its location offers easy access for both the Las Vegas and Henderson valleys. At the time of its closure in March 2020, Eastside Cannery offered 63,879 square feet of casino space with 881 slots and eight table games, 306 hotel rooms, a restaurant and bars, meeting and ballroom space, and an entertainment lounge.

Aliante Casino + Hotel + Spa

Aliante Casino + Hotel + Spa ("Aliante") is located in North Las Vegas adjacent to an 18-hole championship golf course and has convenient access to major freeways connecting it to points throughout Las Vegas. Aliante features a full-service Scottsdale-modern, desert-inspired casino and resort, which includes 202 hotel rooms, multiple restaurant options, a 16-screen movie theater complex, showroom, spa, and a resort style pool with cabanas.

Cannery Casino Hotel

Cannery Casino Hotel ("Cannery") is located in the northeastern part of the Las Vegas Valley and has convenient access to major freeways connecting it to points throughout Las Vegas. The Cannery has a 200-room hotel, a variety of restaurants and bars, an entertainment venue and a 16-screen movie theater.

Jokers Wild

Located in Henderson, the Jokers Wild is approximately 14 miles from the Las Vegas Strip and includes slots, a sportsbook and dining options. The principal customers of this property are Henderson residents. We are in the process of building a new casino on the current Jokers Wild site. The new casino will be Cadence Crossing and will replace the existing Jokers Wild casino upon opening. Cadence Crossing will feature a 10,000 square foot casino, 450 slots and several restaurants, and is expected to open in mid-2026.

Downtown Las Vegas Properties

Our three Downtown Las Vegas properties directly compete with nine other casinos that operate in downtown Las Vegas. As such, we have developed a distinct niche for our downtown properties by focusing on customers from Hawaii. Our downtown properties focus their marketing on gaming enthusiasts from Hawaii as well as tour and travel agents in Hawaii with whom we have cultivated relationships since we opened our California Hotel and Casino (the "Cal" or "California") in 1975. We have strong relationships with Hawaiian travel agencies and offer affordable all-inclusive packages. These relationships, combined with our Hawaiian promotions, have allowed the Cal, Fremont Hotel & Casino ("Fremont") and Main Street Station Hotel and Casino ("Main Street Station") to capture a significant share of the Hawaiian tourist trade in Las Vegas. During the year ended December 31, 2024, patrons from Hawaii comprised approximately 74% of the occupied room nights at the Cal, 35% of the occupied room nights at Fremont, and 45% of the occupied room nights at Main Street Station.

California Hotel and Casino

The Cal's amenities include 779 hotel rooms, multiple dining options, a sportsbook and meeting space. The Cal and Main Street Station are connected by an indoor pedestrian bridge.

Fremont Hotel & Casino

Fremont is adjacent to the principal pedestrian thoroughfare in downtown Las Vegas, known as the Fremont Street Experience. The property's amenities include 447 hotel rooms, a FanDuel branded sportsbook, a contemporary new food hall and other dining options and meeting space.

Main Street Station Hotel and Casino

Main Street Station's amenities include 406 recently remodeled hotel rooms and two restaurants. In addition, Main Street Station features a 96-space recreational vehicle park, the only such facility in the downtown area.

Midwest & South Properties

Our Midwest & South properties consist of five land-based casinos, five dockside riverboat casinos, three racinos and four barge-based casinos that operate in nine states predominantly in the midwest and southern United States. Generally, these states allow casino gaming on a limited basis through the issuance of a limited number of gaming licenses. Our Midwest & South properties primarily serve customers within a 100-mile radius and compete directly with other casino facilities operating in their respective immediate and surrounding market areas, as well as with gaming operations in surrounding jurisdictions. Online sportsbooks are operated under the respective property gaming license of certain of our Midwest & South properties pursuant to collaborative arrangements with FanDuel or one of our other market access partners.

Par-A-Dice Casino

Par-A-Dice Casino ("Par-A-Dice") is a dockside riverboat casino located on the Illinois River in East Peoria, Illinois that features a FanDuel branded sportsbook and a 202-room hotel. Located adjacent to the Par-A-Dice riverboat is a land-based pavilion, which includes multiple restaurants and a gift shop. Par-A-Dice is strategically located near Interstate 74, a major east-west interstate highway, and it is the only casino gaming facility located within an approximately 90-mile radius of Peoria, Illinois.

Belterra Casino Resort

Belterra Casino Resort ("Belterra Resort") is a dockside riverboat casino located in Florence, Indiana, approximately 50 miles from downtown Cincinnati, Ohio, 70 miles from Louisville, Kentucky, 60 miles from Lexington, Kentucky and 115 miles from Indianapolis, Indiana. Belterra Resort features 608 hotel rooms, a FanDuel branded sportsbook and an 18-hole championship golf course. The real estate utilized by Belterra Resort is subject to a Master Lease with Gaming and Leisure Properties, Inc. ("GLPI"). Ogle Haus Inn, a 54-room boutique hotel that we lease from GLPI, is operated by us and located near Belterra Resort.

Blue Chip Casino Hotel Spa

Blue Chip Casino Hotel Spa ("Blue Chip") is a dockside riverboat casino located in Michigan City, Indiana, which is 40 miles west of South Bend, Indiana and 60 miles east of Chicago, Illinois. The property competes primarily with six casinos in northern Indiana, southern Michigan and eastern Illinois and, to a lesser extent, with casinos in the Chicago area and racinos located near Indianapolis. The property features 486 recently renovated guest rooms, a spa and fitness center, dining and nightlife venues, meeting and event space, including a land-based pavilion, and a FanDuel branded sportsbook.

Diamond Jo Casino

Diamond Jo Casino ("Diamond Jo Dubuque") is a land-based casino located in the Port of Dubuque, a waterfront development on the Mississippi River in downtown Dubuque, Iowa. Diamond Jo Dubuque is a two-story property that includes several dining outlets and bars. The property has meeting space, a 30-lane bowling alley, an entertainment venue and a FanDuel branded sportsbook.

Diamond Jo Worth

Diamond Jo Worth is a land-based casino situated on a 32-acre site in Northwood, Iowa, which is located in north-central Iowa, near the Minnesota border and approximately 30 miles north of Mason City, Iowa. The casino has a 102-room hotel, an event center, several dining options and a FanDuel branded sportsbook.

Kansas Star Casino

Kansas Star Casino ("Kansas Star") serves as Lottery Gaming Facility Manager for the South Central Gaming Zone on behalf of the Kansas Lottery pursuant to a Lottery Gaming Facility Management Contract with the State of Kansas (the "Kansas Management Contract"). The land-based casino is located in Mulvane, Kansas, approximately 20 miles south of Wichita, Kansas and has multiple dining venues, casino bars and a FanDuel branded sportsbook. Kansas Star also has an arena that provides a venue for concerts, trade shows and equestrian events. In addition, the property has an event center and an equestrian pavilion that includes a practice arena and covered stalls. There is a 300-room Hampton Inn & Suites hotel connected to the casino that is owned and operated by a third party. Under the terms of the agreement, Kansas Star has the option to purchase the hotel.

Amelia Belle Casino

The Amelia Belle Casino ("Amelia Belle") is located in south-central Louisiana and is a three-level dockside riverboat with gaming, including a FanDuel branded sportsbook, located on the first two decks as well as a café on the first deck. The property's third deck includes a banquet room.

Delta Downs Racetrack Hotel & Casino

Delta Downs Racetrack Hotel & Casino ("Delta Downs") is a land-based racino located in Vinton, Louisiana and conducts horse races on a seasonal basis and operates year-round simulcast facilities for customers to wager on races held at other tracks. In addition, Delta Downs offers slots, a 370-room hotel and a FanDuel branded sportsbook. Delta Downs is approximately 25 miles closer to Houston than the next closest gaming properties. Located near Lake Charles, Louisiana, Delta Downs is conveniently near a route taken by customers traveling between Houston, Beaumont and other parts of southeastern Texas to Lake Charles, Louisiana.

Evangeline Downs Racetrack & Casino

Evangeline Downs Racetrack & Casino ("Evangeline Downs") is a land-based racino located in Opelousas, Louisiana and approximately 20 miles north of Lafayette, Louisiana. The racino currently includes a casino with a convention center, a FanDuel branded sportsbook and multiple food venues and bars. The racino includes a one-mile dirt track, a 7/8-mile turf track, stables for 1,008 horses and a clubhouse, which together with the grandstand and patio area, provides seating capacity for up to 4,295 patrons and includes a concession stand and bar. There is also a 117-room hotel connected to the racino, which is owned and operated by a third party.

Evangeline Downs operates three Off Track Betting ("OTB") locations in Henderson, Eunice and St. Martinville, Louisiana. Each OTB offers simulcast pari-mutuel wagering and video poker. Under Louisiana's racing and off-track betting laws, we have a right of prior approval with respect to any applicant seeking a permit to operate an OTB within a 55-mile radius of the Evangeline Downs racetrack, which effectively gives us the exclusive right, at our option, to operate additional OTBs within such a radius, provided that such OTB is not also within a 55-mile radius of another horse racetrack.

Sam's Town Shreveport

Sam's Town Shreveport is a dockside riverboat casino located along the Red River in Shreveport, Louisiana. Amenities at the property include 514 hotel rooms, a FanDuel branded sportsbook, multiple restaurants, a live entertainment venue, and convention and meeting space. Feeder markets include east Texas (including Dallas), Texarkana, Arkansas, and surrounding Louisiana cities.

Treasure Chest Casino

Treasure Chest Casino ("Treasure Chest") opened its new land-based casino facility in June 2024. Prior to the opening of the land-based casino, the property was a dockside riverboat casino. The casino is located near Lake Pontchartrain in the western suburbs of New Orleans, Louisiana. Located approximately five miles from the New Orleans International Airport, Treasure Chest primarily serves residents of suburban New Orleans. The single-level facility features a 47,000-square-foot casino, several new restaurants and bars, nearly 10,000 square feet of convention and meeting space and a FanDuel branded sportsbook.

IP Casino Resort Spa

IP Casino Resort Spa ("IP") is a barge-based casino overlooking the scenic back bay of Biloxi, Mississippi and, as a recipient of a AAA Four Diamond Award, is one of the premier resorts on the Mississippi Gulf Coast. The property includes 1,088 hotel rooms and suites, a FanDuel branded sportsbook, convention and meeting space, a spa and salon, an entertainment venue, and multiple restaurants and bars.

Sam's Town Hotel and Gambling Hall Tunica

Sam's Town Hotel and Gambling Hall Tunica ("Sam's Town Tunica") is a barge-based casino located in Tunica County, Mississippi. The property has 335 hotel rooms, a FanDuel branded sportsbook, multiple dining venues, a recreational vehicle park, and entertainment venues.

*Ameristar Casino * Hotel Kansas City*

Ameristar Casino * Hotel Kansas City ("Ameristar Kansas City") is a barge-based casino located 10 miles from downtown Kansas City, Missouri. The property competes primarily with five casinos in the Kansas City area and bordering eastern Kansas market. The property features 184 guest rooms, several restaurants and a concert venue. The real estate utilized by Ameristar Kansas City is subject to a Master Lease with GLPI.

*Ameristar Casino * Resort * Spa St. Charles*

Ameristar Casino * Resort * Spa St. Charles ("Ameristar St. Charles") is a barge-based casino located in St. Charles along the Missouri River, strategically situated to attract guests from the St. Charles and the greater St. Louis areas, as well as tourists from outside the region. The property, which is in close proximity to the St. Charles convention facility, is located along the western bank of the Missouri River. The property features a AAA Four Diamond full-service luxury suite hotel with 397 rooms, an indoor-outdoor pool, several dining venues and bars, an entertainment venue, a full-service luxury day spa, two TopGolf Swing Suites and a conference center. The real estate utilized by Ameristar St. Charles is subject to a Master Lease with GLPI.

Belterra Park
Belterra Park is a land-based racino located in Cincinnati, Ohio, situated on approximately 160 acres of land, 40 of which are undeveloped. The property is a gaming and entertainment center offering live racing, pari-mutuel wagering, video lottery terminal gaming, a FanDuel branded sportsbook, several restaurants and the only grass horse racing track in Ohio. The real estate utilized by Belterra Park is subject to a Master Lease with GLPI.

Valley Forge Casino Resort
Valley Forge Casino Resort ("Valley Forge") is a land-based casino hotel located in King of Prussia, Pennsylvania. The property features meeting, conference and banquet facilities and two hotel towers with 445 rooms total. The property also includes multiple dining options, a FanDuel branded sportsbook and an entertainment venue.

Online
Boyd Interactive
On November 1, 2022, the Company completed the acquisition of Pala Interactive and Pala Canada (individually and collectively rebranded, "Boyd Interactive"). Boyd Interactive is an innovative online gaming technology company that provides proprietary solutions on both a B2B and B2C basis in regulated markets across the United States and Canada. Under the Stardust brand, we offer B2C online casino gaming in New Jersey, Pennsylvania and the Canadian province of Ontario. In January 2024, we began offering online social gaming via the Boyd Interactive platform in the United States and Ontario. Our B2B customers in the United States and Canada license our platform for use in their online casino offerings.

On September 1, 2024, the Company completed the acquisition of Resorts Digital Gaming, LLC ("Resorts Digital"), growing the Boyd Interactive business. Resorts Digital is an online casino operator based in New Jersey, operating a dual-brand strategy across Resorts Casino and Mohegan Sun. In addition to acquiring the existing online business under both brands, the acquisition included a 20-year marketing agreement with a 10-year renewal option that provides for marketing and promotional services at Resorts Casino in Atlantic City, New Jersey.

Online Sports Betting
Through our strategic partnerships with FanDuel and other third-party market access partners, we offer online sports wagering in Illinois, Indiana, Iowa, Kansas, Louisiana, Ohio and Pennsylvania.

Management Agreement
We have a management agreement with Wilton Rancheria, a federally recognized Native American tribe, to manage the Sky River Casino, a gaming entertainment complex, located southeast of Sacramento, California. Sky River Casino has over 2,100 slot machines and 80 table games with 18 food and beverage options and live entertainment. The Sky River Casino is currently expanding its amenities in two phases. The first phase of the expansion will add 400 slots and a 1,600-space parking garage and is expected to be completed in the first quarter of 2026. The second phase of the expansion will include a 300-room hotel, two additional food and beverage outlets, a day spa, and an entertainment and events center. The second phase is expected to be completed in mid-2027.

Competition
Our properties generally operate in highly competitive environments. We compete against other gaming companies as well as online gaming and other hospitality, entertainment and leisure companies. We face significant competition in each of the jurisdictions in which we operate. Such competition may intensify in some of these jurisdictions if new gaming operations open in these markets, including online gaming, or existing competitors expand their operations. Our properties compete directly with other gaming properties in each state in which we operate, as well as in adjacent states. In addition, some of our properties compete with online gaming, to the extent it has been legalized, in and adjacent to the states we operate. We also compete for customers with other casino operators in and around our

markets, including Native American casinos, and other forms of gaming, such as lotteries. In some instances, particularly with Native American casinos, our competitors pay substantially lower taxes or no taxes at all. We believe that increased legalized gaming in other states, particularly in areas close to our existing gaming properties, and the development or expansion of Native American gaming in or near the states in which we operate, could create additional competition for us and could adversely affect our operations or future development projects.

Frequent Player Loyalty Program
Boyd Rewards
We have established a nationwide branding and loyalty program. Our players can use their "Boyd Rewards" cards to earn and redeem points. The program has five player tiers—Ruby, Sapphire, Emerald, Onyx and Titanium. The "Boyd Rewards" loyalty program, among other benefits, rewards players for their loyalty and allows players to qualify for promotions, earn rewards toward slot, video poker, or table games play and redeem points for complimentary slot play, food & beverage, hotel rooms and other free goods and services. Benefits for certain tiers of our loyalty program include annual cruises, vacations, and gifts of luxury jewelry and electronics.

Through the Boyd Rewards card, players may link their card to our digital cashless wallet "BoydPay", in jurisdictions with regulatory approval, providing players with a cashless gaming experience. We have also linked the BoydPay wallet to our Boyd Rewards mobile app, creating a contactless experience that allows customers to use their smartphones to play and cash out on casino games.

Other Promotional Activities
We provide other promotional offers and discounts targeted towards new customers, frequent customers, inactive customers, customers of various levels of play, and prospective customers who have not yet visited our properties. We also provide mid-week promotional offers and other promotional activities that seek to generate visits to our properties during slower periods. Complimentaries generally are in the form of monetary discounts, and other rewards generally are limited to redemption at our hotels, restaurants, spas and retail facilities.

Government Regulation
We are subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdictions where our facilities are located or docked. The states in which we operate empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and may require access to periodic reports with respect to those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. A detailed description of the governmental gaming regulations to which we are subject is filed as Exhibit 99.1 and is herein incorporated by reference.

If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals have been introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and us. We do not know whether or not such legislation will be enacted. The federal government of the United States has also previously considered a federal tax on casino revenues and the elimination of betting on National Collegiate Athletic Association events. With the recent expansion of sports wagering in various states, and online casinos on a more limited basis, a federal government may enact legislation taxing and regulating sports wagering and online casino wagering, or alternatively may elect to prohibit such wagering. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect us.

Human Capital and Labor Relations
As of December 31, 2024, we had 16,129 employees ("Team Members"), including 15,362 Team Members at our properties and 767 Team Members in our corporate function. We have collective bargaining agreements with six unions covering 1,090 employees.

Our Team Members are the most important contributors to our business. For our business to operate successfully, to execute on our long-term strategy, and to continue to grow, we depend on having Team Members with the necessary talent and skills to support our property operations and corporate function.

Our access to talent is impacted by local factors in each of our communities, including employment levels, and demand for and availability of specialized skills. In the near term, we expect hiring pressures to continue to be a challenge for our business, however we are confident that we will be able to maintain our workforce and add Team Members with the specialized skills and experience necessary to sustain and grow our business.

We strive to attract individuals who are people-focused and share the values of our culture, which we refer to as "Boyd Style." Our culture includes valuing relationships, exceeding expectations, working smart, and exhibiting our commitment to integrity in everything we do. These values are expected and reinforced at all levels of our organization. We believe this fosters dignity and respect between our Team Members and creates a positive working environment, reinforces the customer experience, and promotes long-term stakeholder value.

We have programs dedicated to selecting new talent and enhancing the skills of our Team Members, including recruiting relationships with numerous industry associations, government agencies and colleges. We believe we provide competitive wages and benefits to attract and retain the talent necessary for the successful operation of our business. Our benefits include healthcare and retirement benefits, holiday and paid time off, and tuition assistance.

We believe our business is differentiated from our competitors due to our commitment to customer service and delivering a customer experience that fosters long-term loyalty. As such, our business depends on the capability and friendliness of each of our Team Members in order to provide outstanding customer service to each of our guests. Every new Team Member at Boyd Gaming is required to complete the Company's guest service training program. The program is strongly linked to our culture and values and gives Team Members the tools and training to create outstanding customer service experiences for our guests. Additionally, all Boyd Gaming leaders are required to attend leadership training. The program provides our leaders with the tools and training to effectively communicate and coach their team to success.

The Company has adopted a Code of Business Conduct that promotes ethical behavior and encourages Team Members to talk to supervisors, managers, or other appropriate personnel when in doubt about the best course of action. Furthermore, we also maintain a confidential Team Member hotline operated by an independent firm for anonymously reporting suspected wrongdoing.

Boyd Gaming strives to provide all Team Members a work environment free of discrimination and harassment. All supervisors and management staff are required to attend annual harassment awareness training, are responsible for ensuring that all Team Members comply with this policy and are responsible for ensuring appropriate action is taken if harassment occurs in the workplace.

We have formal, annual goal setting and performance review processes to drive engagement, performance and retention. Our commitment to Team Member engagement is evidenced by our average Team Member service tenure of 8.5 years. In our most recent survey, 77% of Team Members reported high levels of job satisfaction.

Corporate Social Responsibility ("CSR")
We believe our promotion of CSR initiatives is consistent with our values and an integral part of our success as a Company. Dating back to our Company's founding, we strive to share our success with others, treating every stakeholder of our Company with respect and integrity, and making sure that our home communities are better places because we are a part of them.

We strive to help protect the environment and meaningfully reduce our consumption of natural resources across our nationwide operations. Through these efforts, we endeavor to find ways to continue to reduce our carbon footprint, lower water stress on our communities and reduce the amount of waste sent to the landfills, helping ensure the health of our shared environment for future generations.

We believe our long-term success is intertwined with healthy and vibrant communities. We look to invest in our communities, providing donations each year to non-profit organizations across the United States. When crises like pandemics or natural disasters strike our communities, we look for ways to support our neighbors and team members in need.

We strive to be an employer of choice and create a workplace environment that embraces all Team Members. Our commitment to being an employer of choice has been recognized by US News & World Report, which named Boyd Gaming one of "America's Best Companies to Work For" in 2024. Additionally, our Company's CSR initiatives were recognized by Newsweek magazine, which named us one of "America's Most Responsible Companies" in 2024.

We are committed to promoting responsible gaming throughout our operations and our marketing efforts, and to helping provide assistance to those who need help. We provide support to problem gambling and responsible gaming organizations across the country, require all employees to participate in annual responsible gaming awareness training and post prominent signage throughout our properties providing problem gambling helpline information. We also ensure all advertising and marketing includes information on problem gambling and additional information is available to our customers at our properties.

To fulfill our commitment to our shareholders to operate with the highest level of integrity and respect, we follow a robust set of corporate governance policies and procedures and have assembled an experienced Board of Directors that shares our commitment.

Corporate Information
Boyd Gaming was founded in 1975 and incorporated in Nevada in June 1988. Our principal executive offices are located at 6465 South Rainbow Boulevard, Las Vegas, Nevada 89118, and our main telephone number is (702) 792-7200. Our website is www.boydgaming.com. Information on our website is not incorporated by reference herein.

Available Information
We file annual, quarterly, current and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). In addition, the SEC maintains an Internet site, at http://www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of our SEC filings are available on the SEC's website. You also may read and copy reports and other information filed by us at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. A copy of this Annual Report on Form 10-K will be provided to a stockholder, with exhibits, without charge upon written request to Boyd Gaming Corporation, 6465 South Rainbow Boulevard, Las Vegas, Nevada 89118, (702) 792-7200, Attn: David Strow, Vice President, Corporate Communications.

We make our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and all amendments to these reports, available free of charge on our corporate website as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. In addition, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and charters of the Audit Committee, Compensation Committee, and the Corporate Governance and Nominating Committee are available on our website. We will provide reasonable quantities of electronic or paper copies of filings free of charge upon request. In addition, we will provide a copy of the above referenced charters to stockholders upon request.

Important Information Regarding Forward-Looking Statements
This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "pursue," "target," "project," "intend," "plan," "seek," "should," "assume," and "continue," or the negative thereof or comparable terminology. Forward-looking statements in this Annual Report on Form 10-K may include, but

are not limited to, statements regarding the factors listed below. The following factors, along with the Risk Factors included in Part I, Item 1A of this Form 10-K, could affect future results and cause those results to differ materially from those expressed in the forward-looking statements:

- the general effect and expectation of the national and global economy on our business, including but not limited to interest rates and inflationary pressures, as well as the economies where our properties are located;
- our business model, areas of focus and strategy for driving business results;
- our ability to maintain the integrity of our information technology systems and to protect our internal information;
- impacts caused by public health emergencies and man-made or natural disasters we may encounter;
- competition, including expansion of gaming into additional markets including online gaming, our ability to respond to such competition, and our expectations regarding continued competition in the markets in which we compete;
- our expectations regarding the expansion of sports betting and online wagering;
- our expectations regarding future trends affecting the gaming industry and the impact of these trends on growth in our industry, future development opportunities, and merger and acquisition activity in general;
- our compliance with government regulations, including our ability to receive and maintain necessary approvals for our projects;
- the sufficiency of our cash flows from operating activities and financing sources to meet our projected operating and maintenance capital expenditures for the next twelve months;
- indebtedness, including our ability to refinance or pay amounts outstanding under our credit agreement and our unsecured notes, when they become due and our compliance with related covenants, and our expectation that we will need to refinance all or a portion of our respective indebtedness at or before maturity;
- our belief that all pending litigation claims, if adversely decided, will not have a material effect on our business, financial position, results of operations or cash flows;
- our estimates and expectations regarding anticipated taxes, tax credits or tax refunds;
- our asset impairment analyses and our intangible asset and goodwill impairment tests;
- the likelihood of interruptions to our rights in the land we lease under long-term leases for certain of our hotels and casinos.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this Form 10-K (including any document incorporated by reference) are made only as of the date of the document in which they are contained, based on information available to us as of the date of that document, and we caution you not to place undue reliance on forward-looking statements in light of their associated risks and uncertainties. Forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control, which could cause actual results to differ materially from those suggested by the forward-looking statements. If any of those risks and uncertainties were to materialize, actual results could differ materially from those discussed in any such forward-looking statement. Among the factors that could cause actual results to differ materially from those discussed in forward-looking statements are those discussed under the heading "Risk Factors" in this Annual Report on Form 10-K and in our other current and periodic reports filed with the SEC from time to time.

In addition, historical, current, and forward-looking CSR-related statements may be based on standards for measuring progress that are still developing and internal controls and processes that continue to evolve. Our CSR initiatives are subject to additional risks and uncertainties, including regarding the evolving nature of data availability, quality, and assessment; related methodological concerns; our ability to implement various initiatives under expected timeframes, cost, and complexity; our dependency on third parties to provide certain information and to comply with applicable laws and policies; and other unforeseen events or conditions. These factors, as well as others, may cause results to differ materially and adversely from those expressed in any of our forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Additionally, we may provide information that is not necessarily material for SEC reporting purposes but that is informed by various CSR and environmental, social and governance standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change. Our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1A.   Risk Factors

In addition to the other information contained in this report on Form 10-K, the following Risk Factors should be considered carefully in evaluating our business.

If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities, including our common stock and senior notes, could decline significantly, and investors could lose all or part of their investment.

This report is qualified in its entirety by these risk factors.

Risks Related to our Business

Our business is particularly sensitive to reductions in discretionary consumer spending due to inflation and downturns in the economy.

Consumer demand for entertainment and other amenities at our casino hotel properties is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as inflation, rising interest rates, perceived or actual general economic conditions, effects of declines in consumer confidence in the economy, including any future housing, employment and credit crisis, the impact of high energy and food costs, the increased cost of travel, the potential for bank failures, decreased disposable consumer income and wealth, or fears of war and future acts of terrorism could further reduce customer demand for the amenities that we offer, thus imposing practical limits on pricing and negatively impacting our results of operations and financial condition.

In 2008, we experienced a profound reduction in consumer demand as a result of the economic recession in the U.S. economy, and we are now experiencing the impacts of inflation, which are significantly impacting customer visitations and business revenue. Consumer spending habits changed significantly due to the recession in 2008, and we expect that consumer behavior due to inflation may be similarly altered for an extended period of time. Because our business model relies on consumer expenditures on entertainment, luxury and other discretionary items, an ongoing economic downturn could materially adversely affect our operating results and financial condition.

Failure to maintain the integrity of our information technology systems, protect our internal information, or comply with applicable privacy and data security regulations could adversely affect us.

We rely extensively on our computer systems to process customer transactions, manage customer and employee data, and communicate with third-party vendors and other third parties, and we may also access the internet to use our computer systems. Our operations require that we collect and store customer data, including credit card numbers and other personal information, for various business purposes, including marketing and promotional purposes. We also collect and store personal information about our employees. Breaches of our security measures or information technology systems or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive personal information or confidential data about us, or our customers, or our employees, including the potential loss or disclosure of such information as a result of hacking or other cyber-attack, computer virus, fraudulent use by customers, employees or employees of third party vendors, trickery or other forms of deception or unauthorized use, or due to system failure, could expose us, our customers, our employees or other individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our casino or brand names and reputations or otherwise harm our business, financial condition, and results of operations. We rely on proprietary and commercially available systems, software, tools and monitoring to provide security for processing, transmitting, and storing of customer information, such as payment card, employee information and other confidential or proprietary information. Our data security measures are reviewed and evaluated regularly; however, they might not protect us against increasingly sophisticated and aggressive threats, and disruptions in our computer systems can occur notwithstanding the data security measures and disaster recovery plans that we have in place. Further, our systems are not fully redundant, and our disaster recovery planning cannot account for all possible scenarios. The cost and operational consequences of implementing further data security measures could be significant.

Any loss, disclosure of, misappropriation of, or access to customers' or other personal, proprietary information or any other breach of our information security could result in extensive legal proceedings or legal claims, including regulatory investigations and actions, or liability for failure to comply with state or federal privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, cause extensive damage to our reputation, and expose us to legal claims from customers, financial institutions, regulators, payment card associations, employees, and other persons, any of which could have an adverse effect on our financial condition, results of operations, and cash flow.

Additionally, the collection of customer and employee personal information imposes various privacy compliance-related obligations on our business and increases the risks associated with a breach or failure of the integrity of our information technology systems. The collection and use of personal data are governed by privacy laws and regulations enacted by the various states, the federal government of the United States, and various foreign jurisdictions. Privacy laws and regulations continue to evolve and on occasion may be inconsistent between jurisdictions. California has enacted the California Consumer Privacy Act of 2018 (the "CCPA"), which provides to California consumers certain access, deletion and opt-out rights related to their personal information, imposes civil penalties for violations and affords, in certain cases, a private right of action for data breaches. Compliance with the CCPA may require us to incur significant costs and expenses. Similar laws have been passed or proposed in other states and at a federal level, reflecting a trend toward more stringent privacy legislation in the United States. In addition to fines and penalties that may be imposed for failure to comply with state law, some states provide for private rights of action to customers for misuse of or unauthorized access to personal information.

Compliance with privacy laws and regulations may increase our operating costs and/or adversely impact our ability to market our products, properties, and services to our customers. In addition, non-compliance with applicable privacy laws and regulations by us (or in some circumstances non-compliance by third-party service providers engaged by us) may also result in damage to our reputation, vulnerabilities that could be exploited to breach our systems and/or subject us to fines, payment of damages, lawsuits or restrictions on our use or transfer of personal information.

Our technology infrastructure is critical to the performance of our digital gaming operations, and any system failures, errors, defects, or disruptions could adversely affect our operations.
Our technology infrastructure is critical to the performance of our digital gaming operations and to user satisfaction, and we rely significantly on our computer systems and software to receive and properly process internal and external data. Our systems may not be adequate to avoid performance delays or outages that could be harmful to our online business. In addition, while we believe we have taken appropriate steps to protect our systems, we cannot guarantee that the measures we take to prevent cyberattacks and to protect our systems will be sufficient to ensure uninterrupted operation of our digital platform and provide absolute security. We may be subject to website disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties that provide support to our operations, could result in a wide range of negative outcomes, each of which could materially affect the operation of our online business and our financial condition, results of operations and prospects.

Additionally, our computer systems and software may contain faults, errors, bugs, flaws or corrupted data, and these defects may affect our online offerings or cause systemic shutdowns. These types of issues could disrupt our operations or render a product unavailable. Inaccessibility or intermittent problems with our products could make users less likely to return to our digital platform as often, if at all, or to recommend our offerings to other potential users.

If our systems are damaged, breached, attacked, interrupted, or otherwise cease to function properly, we may be required to make significant investments to repair or replace them and may experience loss or corruption of critical data as well as suffer interruptions in our business operations in the interim.

Intense competition exists in the gaming industry, and we expect competition to continue to intensify.
The gaming industry is highly competitive for both customers and employees, including those at the management level. We compete with numerous gaming entertainment properties. We also compete with other non-gaming resorts and vacation destinations and with various other casino and entertainment businesses, including online gaming websites,

and could compete with any new forms of gaming that may be legalized in the future. For example, there has been recent expansion of sports betting in various states with legislation allowing for sports betting in casinos and/or online. Expansion of traditional and online gaming in jurisdictions where we do not operate could create additional competition. The casino entertainment business is characterized by competitors that vary considerably in their size, type of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, amenities, management talent and geographic diversity. We face competition from nearby markets in addition to direct competition within our market areas. Furthermore, competition from online platforms continues to increase.

With fewer new markets opening for development, competition in existing markets has also intensified in recent years. We and our competitors have invested in expanding existing facilities, developing new facilities, and acquiring established facilities in existing markets. This expansion of existing casino entertainment properties, the increase in the number of properties and the aggressive marketing strategies of many of our competitors have increased competition in many markets in which we compete, and we expect this to continue. Additionally, competition may intensify if our competitors commit additional resources to aggressive pricing and promotional activities to attract customers.

We also compete with legalized gaming from casinos located on Native American tribal lands. Expansion of Native American gaming in areas located near our properties, or in areas in or near those from which we draw our customers, could have an adverse effect on our operating results.

In addition, we also compete to some extent with other forms of gaming on both a local and national level, including state-sponsored lotteries, charitable gaming, video gaming terminals at bars, restaurants, taverns and truck stops, on-and off-track wagering, and other forms of entertainment, including motion pictures, sporting events and other recreational activities. These secondary competitors could reduce the number of visitors to our facilities or the amount they are willing to wager, which could have a material adverse effect on our ability to generate revenue or maintain our profitability and cash flows.

If our competitors operate more successfully than we do, if they attract customers away from us as a result of aggressive pricing and promotion, if they are more successful than us in attracting and retaining employees, if their properties are enhanced or expanded, if they operate in jurisdictions that give them operating advantages due to differences or changes in gaming regulations or taxes, or if additional hotels and casinos are established in and around the locations in which we conduct business, we may lose market share or the ability to attract or retain employees. In particular, the expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could have a significant adverse effect on our business, financial condition and results of operations.

In addition, increased competition may require us to make substantial capital expenditures to maintain and enhance the competitive positions of our properties, including updating slot machines to reflect changing technology, refurbishing public service areas periodically, replacing obsolete equipment on an ongoing basis and making other expenditures to increase the attractiveness and add to the appeal of our facilities. There can be no assurance that we will have sufficient funds to undertake these expenditures or that we will be able to obtain sufficient financing to fund such expenditures. If we are unable to make such expenditures, our competitive position could be materially adversely affected.

We may incur impairments to goodwill, indefinite-lived intangible assets, or long-lived assets.
In accordance with the authoritative accounting guidance for goodwill and other intangible assets, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We perform our annual impairment testing for goodwill and indefinite-lived intangible assets as of October 1. Impairment charges of $10.5 million, $107.8 million and $40.8 million were recorded as a result of our 2024, 2023 and 2022 impairment tests and triggering event reviews, respectively.

If our estimates of projected cash flows related to our assets are not achieved, we may be subject to future impairment charges, which could have a material adverse impact on our consolidated financial statements.

Risks Related to the Regulation of our Industry
We are subject to extensive governmental regulation, including federal, state and local laws affecting business in general, which may harm our business.
Our ownership, management and operation of gaming facilities are subject to extensive laws, regulations and ordinances, which are administered by various federal, state and local government entities and agencies. We are subject to regulations that apply specifically to the gaming industry, horse racetracks and casinos, including regulation with respect to gambling, live racing, and approval standards applicable to our directors, officers, key employees, joint venture partners and certain shareholders. We are also subject to regulations applicable to businesses generally, including regulation with respect to alcoholic beverages, smoking, currency transactions, taxation, zoning and building codes, anti-money laundering and marketing and advertising. A more detailed description of the governmental gaming regulations to which we are subject is filed as Exhibit 99.1 herewith. If significant additional or differing gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have an adverse effect on us. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company. Additionally, some regulatory authorities have adopted laws and policies regarding climate considerations, emissions, and water usage. Such requirements could result in increased costs related to regulatory compliance, including potential additional capital expenditures.

We can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed. Renewal is subject to, among other things, continued satisfaction of suitability requirements. Any failure to renew or maintain our licenses or to receive new licenses when necessary could have a material adverse effect on us.

We are subject to extensive taxation policies, which may harm our business.
From time-to-time, federal, state, and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. For example, the federal government has considered a federal tax on casino revenues. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes, property taxes and/or by authorizing additional gaming properties each subject to payment of a new license fee. It is not possible to determine with certainty the likelihood of changes in such laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our financial condition, results of operations, and cash flows.

In addition, gaming companies are often subject to significant revenue-based taxes and fees, in addition to normal federal, state and local corporate income taxes. Such taxes and fees are subject to increase at any time and increases may be retroactive to prior years. A material increase in state and local taxes and fees could cause our business, financial condition and results of operations to be adversely affected.

Risks Related to our Properties
We own real property and are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities and could affect our ability to develop, sell or rent our property or to borrow money using such property as collateral.
We are subject to various federal, state and local environmental laws, ordinances and regulations, including those governing discharges into air and water, the generation, handling and disposal of petroleum products, hazardous substances and wastes, and the health and safety of our employees. For example, our horse racing operations are subject to oversight by the Environmental Protection Agency ("EPA"), which includes regulations governing concentrated animal feeding operations and the related processing of animal wastewater. Permits may be required for us to conduct business on our properties, and these permits are subject to renewal, modification and, potentially, revocation.

In addition, under environmental laws, ordinances and regulations, a current or previous owner or operator of property may be liable for the costs of investigation and removal or remediation of some kinds of hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. Additionally, as an owner or operator, we could also be held responsible to a government entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use our property.

The presence of, or failure to remediate properly, such substances may adversely affect the ability to sell or rent the property or to borrow funds using the property as collateral. Additionally, the owner of a site may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

Future developments regarding environmental matters could lead to material costs of environmental compliance for us, and such costs could have a material adverse effect on our business and financial condition, operating results and cash flows.

Our operations could be impacted by extreme weather conditions.
Certain of our properties are located in areas that may be subject to extreme weather conditions, including, but not limited to, hurricanes, floods, tornadoes, wildfires, and winter storms. Extreme weather conditions may interrupt our operations, damage our properties and reduce the number of customers who visit our facilities in the affected areas.

Our properties in Illinois, Indiana, Iowa, Kansas, Louisiana, Missouri, Ohio and Pennsylvania are at risk of experiencing snowstorms, tornadoes and flooding.

Snowstorms and other adverse weather conditions have interrupted our operations, damaged our properties and reduced the number of customers who visit our facilities in an affected area. Likewise, some of our properties have been forced to close for extended periods due to floods and hurricanes, and certain of our properties are in areas that have been identified by the director of the Federal Emergency Management Agency ("FEMA") as a special flood hazard area. If there is a prolonged disruption at any of our properties due to natural disasters or other catastrophic weather events, our business, results of operations and financial condition could be materially adversely affected. In addition, the operations of critical suppliers could be negatively impacted by severe weather conditions, and which adversely affect our business.

There can be no assurance that we will be able to fully collect under our insurance coverage on any claims resulting from extreme weather conditions. If any of our properties are damaged or if our operations are disrupted because of extreme weather, or if extreme weather adversely impacts general economic or other conditions in the areas in which our properties are located or from which we draw our patrons, our business, financial condition and results of operations could be materially adversely affected.

We draw a significant percentage of our customers from certain geographic regions. Events adversely impacting the economy of these regions, including public health outbreaks and man-made or natural disasters, may adversely impact our business.
The California, Fremont and Main Street Station draw a substantial portion of their customers from the Hawaiian market, with such customers historically comprising more than half of the room nights sold at each property. Decreases in discretionary consumer spending, as well as an increase in fuel costs or transportation prices, a decrease in airplane seat availability, or a deterioration of relations with tour and travel agents, particularly as they affect travel between the Hawaiian market and our facilities, could adversely affect our business, financial condition and results of operations. In recent years, this portion of our business was substantially disrupted due to the COVID-19 pandemic, including as a result of travel restrictions and quarantine requirements in Hawaii.

Our facilities, including our riverboats and dockside facilities, are subject to risks relating to mechanical failure and regulatory compliance.

Generally, all of our facilities are subject to the risk that operations could be halted for a temporary or extended period of time due to casualty, forces of nature, mechanical failure, or extended or extraordinary maintenance, among other causes.

We currently conduct our Par-A-Dice, Blue Chip, Sam's Town Shreveport, Amelia Belle and Belterra Resort gaming operations on riverboats. Each of our riverboats must comply with the United States Coast Guard ("USCG") requirements as to boat design, on-board facilities, equipment, personnel and safety. Each riverboat must hold a Certificate of Inspection for stabilization and flotation and may also be subject to local zoning codes. The USCG requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved in the operation of the vessels. Loss of a vessel's Certificate of Inspection would preclude its use as a casino.

Some of our hotels and casinos are located on leased property. If we default on one or more leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected hotel and/or casino.

We lease certain property on which our hotels and gaming facilities are located. As a lessee, we have the right to use the leased land, including the structures on such land; however, we do not retain fee ownership in the property. Accordingly, we have no interest in the land or improvements thereon at the expiration of the leases. Moreover, since we do not completely control the land underlying such property, a landowner could take certain actions to disrupt our rights in the land leased under the long-term leases. While such interruption is unlikely, such events are beyond our control. If the entity owning any property chose to disrupt our use either permanently or for a significant period of time, then the value of our assets could be impaired and our business, financial condition and results of operations could be adversely affected. If we were to default on any one or more of these leases, the applicable lessors could terminate the affected leases, and we could lose possession of the affected property, including the underlying land, hotels and casinos. This could have a material adverse effect on our business, financial condition and results of operations. In addition, if some of our leased facilities should prove to be unprofitable, we could remain obligated for lease payments and other obligations under the leases even if we decided to withdraw from those locations.

Risks Related to our Indebtedness

We have a significant amount of indebtedness.

We and our subsidiaries had approximately $3.2 billion of long-term debt on a consolidated basis as of December 31, 2024 (of which approximately $1.3 billion was outstanding under the Credit Facility) and which included approximately $44.0 million of current maturities of long-term debt and excludes approximately $13.0 million in aggregate outstanding letters of credit. In addition, an aggregate amount of approximately $895.7 million was available for borrowing under the Revolving Credit Facility as of December 31, 2024.

Our current debt instruments contain, and any future debt instruments likely will contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things: incur additional debt, including providing guarantees or credit support; incur liens securing indebtedness or other obligations; make certain investments; dispose of assets; make certain acquisitions; pay dividends or make distributions and make other restricted payments; enter into sale and leaseback transactions; engage in any new businesses; and enter into transactions with our stockholders and our affiliates.

In addition, our Credit Facility contains certain financial covenants, including, without limitation, various covenants: (i) requiring the maintenance of a minimum consolidated interest coverage ratio on a quarterly basis of 2.50 to 1.00, (ii) requiring the maintenance of a maximum Consolidated Total Net Leverage Ratio ("CTNL Ratio") on a quarterly basis, (iii) imposing limitations on the incurrence of indebtedness and liens, (iv) imposing limitations on transfers, sales and other dispositions and (v) imposing restrictions on investments, dividends and certain other payments. The maximum permitted CTNL Ratio is calculated as Consolidated Net Indebtedness to twelve-month trailing Consolidated EBITDA, as defined by the Credit Agreement. Our maximum CTNL Ratio must be no higher than 4.50 to 1.00.

Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a significant adverse effect on our business, results of operations and financial condition.

Note 7, *Long-Term Debt,* included in the notes to our audited consolidated financial statements presented in Part II, Item 8, contains further disclosure regarding our current outstanding debt.

We require a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and expansion efforts depends on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including rising interest rates.

It is unlikely that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the Credit Facility in amounts sufficient for us to retire our current indebtedness as such indebtedness matures, and to fund our other liquidity needs. We believe that we will need to refinance all or a portion of our current indebtedness at or before maturity and cannot provide assurances that we will be able to refinance any of our current indebtedness, including amounts borrowed under the Credit Facility on commercially reasonable terms, or at all. We may have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing or joint venture partners. These financing strategies may not be achieved on satisfactory terms, or at all. In addition, certain state laws contain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Such restrictions may prevent us from obtaining the necessary capital to meet our current repayment obligations.

Current and future economic, capital and credit market conditions could adversely affect our ability to service our substantial indebtedness and significant financial commitments or make planned expenditures.
Our ability to make payments on our substantial indebtedness and other significant financial commitments, including the rent payments under our leases, and to fund planned or committed capital expenditures and other investments depends on our ability to generate cash flow, borrow under the Credit Facility or incur new indebtedness. Capital market volatility and prevailing high interest rates increases our cost of capital. Additionally, borrowings under certain of our facilities are at variable rates of interest and expose us to interest rate volatility. If interest rates increase, our debt service obligations on certain of our variable rate indebtedness will increase even though the amount borrowed remains the same. Our ability to timely refinance and replace our indebtedness, on attractive terms or at all, will be significantly influenced by the economic and capital market conditions at the time of such refinancing. If we are unable to refinance our indebtedness on a timely basis or if attractive financing terms are not available to us, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments. There is no assurance that any of these alternatives would be available to us, if at all, on satisfactory terms.

We and our subsidiaries are able to incur substantially more debt, which could further exacerbate the risks described above.
We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our Credit Facility and the indentures governing our senior notes do not fully prohibit us or our subsidiaries from doing so. Borrowings under the Credit Facility are effectively senior to our senior notes and the guarantees of our subsidiary guarantors to the extent of the value of the collateral securing such borrowings. If new debt is added to our consolidated debt levels the related risks that we face could intensify.

If we pursue, or continue to pursue, any expansion, development, investment or renovation projects requiring capital beyond our available borrowing capacity, we expect that our long-term debt will substantially increase in connection with related capital expenditures. This indebtedness could have important consequences, including: difficulty in satisfying our obligations under our current indebtedness; increasing our vulnerability to adverse economic and industry conditions; requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, which would reduce the availability of our cash flows to fund working capital, capital expenditures, expansion efforts and other general corporate purposes; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; placing us at a disadvantage compared to our competitors that have less debt; and limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We are required to pay a substantial amount of rent pursuant to our Master Lease agreements with GLPI, which impacts free cash flow and could limit our ability to invest in our operations or seek additional development or strategic opportunities.

We lease the real estate of Ameristar Kansas City, Ameristar St. Charles, Belterra Resort and Belterra Park (each an "OpCo," and collectively the "OpCos") from GLPI, pursuant to two triple net REIT Master Leases (the "Master Leases"). Current annual rent under the Master Leases is $111.4 million, with rental increases over time. The Master Leases also include substantial additional obligations that may require future uses of free cash flow, including obligations to maintain and repair the properties, including minimum annual capital investment requirements, and provides that we have assumed the risk of loss with respect to any casualty or condemnation event, including the obligation to repair or rebuild the facility.

These obligations, should the circumstances arise, could significantly impact free cash flow and could adversely impact our ability to invest in our operations or seek additional development or strategic opportunities. For example, our obligations under the Master Leases may:

- limit our ability to prepay or repay our long-term debt and to obtain additional indebtedness;
- limit our ability to fund working capital, capital expenditures and other general corporate purposes; and
- limit our ability to respond to changes in our business and the industry in which we operate, including pursuing new markets and additional lines of business, development opportunities, acquisitions and other strategic investments that we would otherwise pursue.

Any of the above listed factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Equity Ownership

Certain of our stockholders own large interests in our capital stock and may significantly influence our affairs.

Marianne Boyd Johnson, our Executive Chairman of the Board of Directors, together with her immediate family, beneficially owned approximately 27% of the Company's outstanding shares of common stock as of December 31, 2024. As such, the Boyd family has the ability to significantly influence our affairs, including electing the members of our Board of Directors and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of our stockholders, including a merger, consolidation, or sale of assets.

ITEM 1B.   Unresolved Staff Comments

None

ITEM 1C.   Cybersecurity

Cybersecurity represents a critical component of the Company's overall approach to risk management. The Company's cybersecurity policies, standards and practices are fully integrated into our approach to risk management, and cybersecurity risks are among the core enterprise risks that are subject to oversight by our Board of Directors (the "Board"). The Company uses recognized frameworks from the National Institute of Standards and Technology as guidelines to inform its cybersecurity policies, standards, and practices. We generally approach cybersecurity matters through a cross-functional, multilayered approach, with specific goals of: (i) identifying, preventing and mitigating cybersecurity threats to the Company; (ii) preserving the confidentiality, integrity and availability of the information that we collect and store to use in our business; (iii) protecting our intellectual property; (iv) maintaining the confidence of our customers, clients and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy

Consistent with our Information Security Policies and Standards, our cybersecurity program focuses on the following areas:

- **Awareness:** We maintain an extensive presence with cybersecurity threat operations functioning continuously and uninterrupted with the specific goal of identifying, preventing, and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

- **Systems Safeguards:** We deploy systems safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

- **Collaboration:** We use collaboration mechanisms established with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.

- **Third-Party Risk Management:** We employ a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as third-party systems that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Training:** We provide regular mandatory training for personnel regarding cybersecurity threats, which reinforces our information security policies, standards and practices, and such training is scaled to reflect the roles, responsibilities and information systems access of such personnel. We also publish an internal newsletter on a monthly and ad-hoc basis for enterprise-wide consumption to promote awareness of trends in cybersecurity threats and attack techniques.

- **Incident Response and Recovery Planning:** We have established and maintain comprehensive incident response and recovery plans that fully address our response to and recovery from a cybersecurity incident, and such plans are tested and evaluated on a periodic basis.

- **Communication, Coordination and Disclosure:** We take a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from our technology, operations, legal, internal audit and other key business functions and engage with our Board in an ongoing dialogue regarding cybersecurity threats and incidents while also implementing controls and procedures for the assessment and escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

- **Governance:** Our Board regularly interacts with our Chief Information Security Officer and other members of management on cybersecurity risk management.

A key part of our strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of our processes and practices through auditing, assessments, tabletop exercises, vulnerability testing, and other exercises focused on evaluating our cybersecurity measures effectiveness. We regularly engage third parties to perform assessments of our cybersecurity program, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided.

Governance

Our Board oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that management implements to address risks from cybersecurity threats. Our Board receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. Our Board also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. At least quarterly, the Board discusses the Company's approach to cybersecurity risk management with our Chief Information Security Officer ("CISO").

Our CISO is the member of our management team that is principally responsible for overseeing our cybersecurity program, in partnership with other business leaders across the Company. Our CISO has served in various roles in information technology and information security for over 25 years and holds a degree in Business Administration with a major in Accounting and Finance and a graduate degree in International Management. Our CISO also holds advanced certifications as a Certified Information Systems Security Professional and as a Qualified Technology Executive granted by Digital Directors Network and works in coordination with the other members of management, including, but not limited to, the Company's President and Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, and General Counsel. Our Chief Technology Officer holds an undergraduate degree in computer science and economics from Northwestern and has served in various roles in information technology for over 33 years with Boyd Gaming and numerous other public companies. The Company's President and Chief Executive Officer, Chief Financial Officer, and General Counsel each hold undergraduate and graduate degrees in their respective fields, and each has years of experience with managing risks at the Company and in environments similar to the Company's, including risks arising from cybersecurity threats.

Our CISO works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our incident response and recovery plans. Through the ongoing communications from these teams, the CISO monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents in real time, and reports such incidents to the Board when appropriate.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including our business strategy, results of operations, or financial condition. We believe with the cybersecurity and governance program we have in place that we have and continue to implement effective processes and controls to prevent cybersecurity incidents from being reasonably likely to materially affect the Company. Refer to "Item 1A. Risk Factors" in this annual report on Form 10-K, including "Failure to maintain the integrity of our information technology systems, protect our internal information, or comply with applicable privacy and data security regulations could adversely affect us", for additional discussion about cybersecurity-related risks.

ITEM 2.   Properties

Information relating to the location and general characteristics of our properties is provided in Part I, Item 1, *Business—Properties*, and is incorporated herein by reference.

As of December 31, 2024, some of our properties utilized leased property in their operations.

The real estate parcels utilized by four of our properties are subject to Master Lease agreements with GLPI. The properties under the Master Lease agreements are:

- Ameristar Kansas City, including approximately 250 acres of leased land and building.

- Ameristar St. Charles, including approximately 240 acres of leased land and building.

- Belterra Resort, including approximately 315 acres of leased land and building.

- Belterra Park, including approximately 160 acres of leased land and building.

In addition, all or a portion of the sites for the following properties are leased:

- Suncoast, located on 49 acres of leased land.

- Eastside Cannery, located on 30 acres of leased land.

- California, located on 13.9 acres of owned land and 1.6 acres of leased land.

- Fremont, located on 1.4 acres of owned land and 0.9 acres of leased land.

- IP, located on 24 acres of owned land and 3.9 acres of leased land.

- Treasure Chest, located on 13 acres of leased land.

- Sam's Town Shreveport, located on 18 acres of leased land.

- Diamond Jo Dubuque, located on 7 acres of owned land and approximately 2 acres of leased parking surfaces.

- Evangeline Downs, which leases the facilities that comprise the Henderson, Eunice and St. Martinville OTBs.

ITEM 3. Legal Proceedings

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 9, *Commitments and Contingencies— Legal Matters*."

ITEM 4. Mine Safety Disclosures

Not applicable

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BYD". On February 17, 2025, the closing sales price of our common stock on the NYSE was $78.53 per share. On that date, we had approximately 464 holders of record of our common stock and our directors and executive officers owned approximately 30% of the outstanding shares. There are no other classes of common equity outstanding.

Share Repurchase Program

On October 21, 2021, our Board of Directors authorized a share repurchase program of $300.0 million (the "Share Repurchase Program"). In addition, our Board of Directors authorized increases to the Share Repurchase Program of $500.0 million on each of June 1, 2022, May 4, 2023, May 9, 2024 and December 5, 2024. We repurchased 11.1 million shares during the year ended December 31, 2024. As of December 31, 2024, $640.5 million of repurchase authorization remained available under the Share Repurchase Program.

The following table discloses share repurchases that we have made pursuant to the Share Repurchase Program during the three months ended December 31, 2024.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Approximate Dollar Value That May Yet Be Purchased Under the Plan
October 1, 2024 through October 31, 2024	552,958	$ 65.25	552,958	$ 307,006,688
November 1, 2024 through November 30, 2024	1,168,810	72.43	1,168,810	222,348,874
December 1, 2024 through December 31, 2024	1,100,667	74.41	1,100,667	640,453,301
Totals	2,822,435	$ 71.79	2,822,435	$ 640,453,301

Subject to applicable corporate securities laws, repurchases under the Share Repurchase Program may be made at such times and in such amounts as we deem appropriate. We are subject to certain limitations regarding the repurchase of common stock, such as restricted payment limitations contained in our Credit Facility and the indentures for our outstanding senior notes. We are not obligated to repurchase any shares under this program and repurchases under the Share Repurchase Program can be discontinued at any time at our sole discretion. Repurchases under the Share Repurchase Program are funded with existing cash resources, cash generated from operations and availability under our Credit Facility.

We may acquire our debt or equity securities through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as we may determine. Repurchases of shares may also be made under Rule 10b5-1 plans, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The timing, volume and nature of share repurchases will be at the sole discretion of management, dependent on market conditions, applicable securities laws and other factors, and may be suspended or discontinued at any time.

Our Definitive Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders, incorporated herein by reference, contains information concerning securities authorized for issuance under equity compensation plans within the captions *Ownership of Certain Beneficial Owners and Management* and *Equity Compensation Plan Information.*

Stock Performance Graph

The graph below compares the five-year cumulative total return on our common stock to the cumulative total return of the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and to the Dow Jones U.S. Gambling Index ("Dow Jones US Gambling"). The performance graph assumes that $100 was invested on December 31, 2019 in each of the Company's common stock, the S&P MidCap 400 and Dow Jones US Gambling, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Boyd Gaming Corporation, the S&P MidCap 400 Index
and the Dow Jones US Gambling Index



*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	Indexed Returns		
	Boyd Gaming Corp.	**S&P MidCap 400**	**Dow Jones US Gambling**
December 2020	143.35	113.66	89.66
December 2021	219.00	141.80	78.17
December 2022	184.16	123.28	58.28
December 2023	213.58	143.54	75.96
December 2024	250.18	163.54	75.79

The performance graph should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

ITEM 6.   Reserved

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information included in this Annual Report on Form 10-K. For the year ended December 31, 2022, and changes from the year ended December 31, 2022 to the year ended December 31, 2023, management's discussion and analysis pertaining to our financial condition, changes in our financial condition, and the results of our operations have been omitted from this MD&A and may be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations as included in our Annual Report on Form 10-K for the year ended December 31, 2023. In addition to the historical information, certain statements in this discussion are forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Our primary areas of focus are: (i) growing revenues and building loyalty among our core customers; (ii) ensuring our existing operations are managed as efficiently as possible and remain positioned for growth; (iii) maintaining the strength of our balance sheet, including our leverage ratios, and finding opportunities to diversify and increase cash flow; (iv) returning capital to shareholders through share repurchases and dividends; (v) furthering our corporate social responsibility ("CSR") initiatives, including our continued efforts to strive to reduce our consumption of natural resources; (vi) pursuing online gaming opportunities to build a regional online casino business as states allow online casino gaming in and around the states we operate; and (vii) successfully pursuing our growth strategy, which is built on identifying development opportunities in our existing portfolio and acquiring assets that we believe are a strategic fit and provide an appropriate return to our shareholders.

EXECUTIVE OVERVIEW

Boyd Gaming Corporation (the "Company," "Boyd Gaming," "we" or "us") is a multi-jurisdictional gaming company that has been in operation since 1975.

As of December 31, 2024, we had 28 wholly owned gaming entertainment properties. Headquartered in Las Vegas, Nevada, we have geographically diversified gaming entertainment properties in Nevada, Illinois, Indiana, Iowa, Kansas, Louisiana, Mississippi, Missouri, Ohio and Pennsylvania. In addition, we own and operate Boyd Interactive, a B2B and B2C online casino gaming business. We also manage the Sky River Casino located in California under a management agreement with Wilton Rancheria. We have the following four reportable segments: (i) Las Vegas Locals; (ii) Downtown Las Vegas; (iii) Midwest & South; and (iv) Online, (collectively "Reportable Segments"). The Las Vegas Locals, Downtown Las Vegas and Midwest & South segments include the operating results of our gaming entertainment properties. The Online segment includes the operating results of our online gaming operations through collaborative arrangements with third parties throughout the United States and the operations from our acquisitions of Pala Interactive and Pala Canada on November 1, 2022 and Resorts Digital on September 1, 2024 (collectively, "Boyd Interactive"). To reconcile Reportable Segments information to the consolidated information, the Company has aggregated nonreportable operating segments into a Managed & Other category. The Managed & Other category includes management fees earned under our management contract with Wilton Rancheria for the management of Sky River Casino in northern California and the operating results of Lattner, our Illinois distributed gaming operator.

The table below lists the Reportable Segment classification of each of our gaming entertainment properties that were aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate and their management and reporting structure.

Las Vegas Locals

Gold Coast Hotel and Casino	Las Vegas, Nevada
The Orleans Hotel and Casino	Las Vegas, Nevada
Sam's Town Hotel and Gambling Hall	Las Vegas, Nevada
Suncoast Hotel and Casino	Las Vegas, Nevada
Eastside Cannery Casino and Hotel [1]	Las Vegas, Nevada
Aliante Casino + Hotel + Spa	North Las Vegas, Nevada
Cannery Casino Hotel	North Las Vegas, Nevada
Jokers Wild	Henderson, Nevada

Downtown Las Vegas

California Hotel and Casino	Las Vegas, Nevada
Fremont Hotel & Casino	Las Vegas, Nevada
Main Street Station Hotel and Casino	Las Vegas, Nevada

Midwest & South

Par-A-Dice Casino	East Peoria, Illinois
Belterra Casino Resort [2]	Florence, Indiana
Blue Chip Casino Hotel Spa	Michigan City, Indiana
Diamond Jo Casino	Dubuque, Iowa
Diamond Jo Worth	Northwood, Iowa
Kansas Star Casino	Mulvane, Kansas
Amelia Belle Casino	Amelia, Louisiana
Delta Downs Racetrack Hotel & Casino	Vinton, Louisiana
Evangeline Downs Racetrack & Casino	Opelousas, Louisiana
Sam's Town Shreveport	Shreveport, Louisiana
Treasure Chest Casino	Kenner, Louisiana
IP Casino Resort Spa	Biloxi, Mississippi
Sam's Town Hotel and Gambling Hall Tunica	Tunica, Mississippi
Ameristar Casino * Hotel Kansas City [2]	Kansas City, Missouri
Ameristar Casino * Resort * Spa St. Charles [2]	St. Charles, Missouri
Belterra Park [2]	Cincinnati, Ohio
Valley Forge Casino Resort	King of Prussia, Pennsylvania

[1] Due to the current levels of demand in the market, Eastside Cannery has remained closed since March 18, 2020, when it closed in compliance with orders issued by state officials as precautionary measures intended to slow the spread of the COVID-19 virus.

[2] Property is subject to a master lease agreement with a real estate investment trust.

We also own a travel agency located in Hawaii. Financial results for our travel agency are included in our Downtown Las Vegas segment, as our Downtown Las Vegas properties focus their marketing efforts on gaming customers from Hawaii.

Most of our gaming entertainment properties also include a hotel, restaurants, bars, a sportsbook, retail and other amenities. Our main business emphasis is on slot revenues, which are highly dependent upon the number of visits and spending levels of customers at our properties.

Our gaming entertainment properties have historically generated significant operating cash flow, with the majority of our revenue being cash-based. While we do provide casino credit and the ability to transfer digital funds from a player's cashless "BoydPay" wallet, subject to certain gaming regulations and jurisdictions, most of our customers wager with cash and pay for non-gaming services with cash or by credit card.

Our industry is capital intensive, and we rely heavily on the ability of our operations to generate operating cash flow to fund maintenance capital expenditures, pay income taxes, repay debt financing and associated interest costs, repurchase our debt or equity securities, pay dividends, and provide excess cash for future development and to help fund acquisitions.

Our Strategy
Our strategy is to increase shareholder value by pursuing strategic initiatives that improve and grow our business.

Growing Revenues and Operating Efficiently
We are committed to growing revenues and building loyalty among core customers through targeted marketing investments with a focus on maximizing gaming revenues while operating as efficiently as possible.

Balance Sheet Strength
We are committed to maintaining a strong balance sheet and finding opportunities to diversify and increase our cash flow. We are also committed to a balanced capital allocation approach with our cash flows, with a current emphasis on investing in our business and returning capital to shareholders.

Evaluating Acquisition and Growth Opportunities
Our evaluations of potential investments and growth opportunities are strategic, deliberate, and disciplined. Our goal is to identify and pursue opportunities that grow our business, are available at the right price and deliver a solid return for shareholders. These investments can take the form of expanding and enhancing offerings and amenities at existing properties, developing new properties, expanding and enhancing online sports wagering and online casino offerings as they are legalized in and around the states we operate today, and asset acquisitions.

Maintaining our Brand
The ability of our Team Members to deliver great customer service helps distinguish our Company and our brands from our competitors. Our Team Members are an important reason that our customers continue to choose our properties over the competition across the country. In addition, we have established nationwide branding through our "Boyd Rewards" loyalty program. Our players use their Boyd Rewards cards to earn and redeem points at all of our gaming entertainment properties and online casino gaming offerings. Boyd Rewards, among other benefits, rewards players for their loyalty by entitling them to qualify for promotions and monetary discounts, earn rewards toward gaming and nongaming activities and receive benefits such as vacations and luxury gifts.

Commitment to CSR
We seek to fulfill our commitment to CSR through four core pillars: Environment, People, Communities and Corporate Governance. We invest in the well-being of our communities and future generations through economic contributions and endeavor to reduce our carbon footprint, strive to be an employer of choice where every Team Member is treated with dignity and respect, and promote a culture of conducting business with the highest level of integrity.

Our Key Performance Indicators

We use several key performance measures to evaluate the operations of our gaming entertainment properties. These key performance measures include the following:

- *Gaming revenue measures*: *slot handle*, which means the dollar amount wagered in slot machines, and *table game drop*, which means the total amount of cash, including digital funds transferred from the players' cashless "BoydPay" wallets, deposited in table games drop boxes, plus the sum of the markers issued at all table games, are measures of volume and/or market share. *Slot win* and *table game hold*, which refers to the amount of money wagered on slot machines and table games, respectively, that is retained by us and recorded as gaming revenues. This figure represents the difference between total wagers made by customers and the winnings they receive on slot machines and table games. *Slot win percentage* and *table game hold percentage* are not fully controllable by us, and represent the relationship between slot handle to slot win and table game drop to table game hold, respectively.

- *Food & beverage revenue measures*: *average guest check*, which means the average amount spent per customer visit and is a measure of volume and product offerings; *number of guests served* ("food covers"), which is an indicator of volume; and the *cost per guest served*, which is a measure of operating margin.

- *Room revenue measures*: *hotel occupancy rate*, which measures the utilization of our available rooms; *average daily rate* ("ADR"), which is a price measure; and the *cost per room*, which is a measure of operating margin.

RESULTS OF OPERATIONS
Overview

	Year Ended December 31,	
(In millions)	2024	2023
Total revenues	$ 3,930.2	$ 3,738.5
Operating income	927.8	901.8
Net income	578.0	620.0

Total Revenues

Total revenues increased $191.7 million, or 5.1%, for 2024 as compared to 2023 due primarily to the following: (i) an increase in online revenue of $184.0 million, which was driven by an increase of $122.5 million in reimbursements of gaming taxes and other expenses paid on behalf of our online partners, during the year ended December 31, 2024, as compared to the prior year comparable period, a $38.1 million increase in revenue under our market access agreements and a $23.4 million increase in revenue from Boyd Interactive's operations; (ii) an increase in food & beverage revenue of $15.1 million primarily due to an increase in average guest check of 6.1%; (iii) an increase of $11.5 million related to the Sky River Casino management fee; and (iv) offset by a decrease in gaming revenue of $29.4 million. The gaming revenue decline was primarily driven by the first quarter, which contributed to $30.2 million of the gaming revenue decline for the year. Further, more than half of the $29.4 million gaming revenue decline, or $23.0 million, was related to January as severe winter storms impacted the Midwest & South segment. In addition, gaming revenues were down from the prior year due primarily to competitive pressures from a new competitor that opened in our Las Vegas Locals market. Year over year gaming revenue trends improved the latter half of 2024 as the increase in gaming revenue from our new land-based Treasure Chest casino that opened in June 2024 offset the competitive pressures in the Las Vegas Locals market.

Operating Income

In 2024, our operating income increased $25.9 million, or 2.9%, as compared to 2023. Operating income was favorably impacted by: (i) $97.3 million decrease in impairment of assets over the prior year comparable period as the Company recorded an impairment charge of $10.5 million during 2024 related to a gaming license right in the Midwest & South segment, compared to $107.8 million in impairment charges during 2023; and (ii) $38.1 million increase in revenue under our market access agreements, which we receive as revenue share under our collaborative arrangements. While online revenues grew $184.0 million, $122.5 million of the online revenue growth is due to reimbursements of gaming taxes and other expenses paid on behalf of our online partners that results in zero operating income as an equal amount is also recorded as an expense. Operating income was unfavorably impacted by: (i) $37.3 million increase in selling, general and administrative expenses which were driven by property insurance increases and wage increases; (ii) $19.9 million increase in depreciation and amortization driven by the completion of the new land-based casino at Treasure Chest in June 2024 and our hotel room renovations at Gold Coast, Blue Chip and Ameristar St. Charles; (iii) $9.6 million increase in other operating items, primarily driven by litigation reserves in the current year as compared to a settlement received in the prior year; and (iv) $37.5 million increase in project development, preopening and writedowns expenses. The $37.5 million increase in project development, preopening and writedowns expense over the prior year is driven by: (i) $5.0 million increase in preopening expenses primarily related to the opening of the Treasure Chest land-based casino; (ii) $12.5 million increase in asset writedowns and demolition costs; and (iii) $20.1 million reduction of the allowance on a note receivable with Wilton Rancheria ("Wilton Note") in the prior year for development advances over the 10 years prior to the Sky River Casino opening as we evaluated the current expected credit losses after an amendment to Wilton Rancheria's third-party construction loan in March 2023 that allowed for payments to us to begin in March 2023.

Net Income

For the year ended December 31, 2024, net income was $578.0 million, compared with net income of $620.0 million for the prior year. This decrease was primarily due to the following: (i) $41.2 million increase in the income tax provision as 2023 benefited from the release of state tax valuation allowances of $35.9 million; (ii) $22.3 million interest income decline due to a reduction in interest earned on the Wilton Note during 2024, as the principal outstanding under the Wilton Note was fully repaid in the first quarter; (iii) $6.2 million increase in interest expense from the prior year comparable period due to an increase in the weighted average long-term debt balance of $42.2 million; offset by (iv) an increase in operating income of $25.9 million, as discussed above.

Operating Revenues

We derive the majority of our revenues from our gaming operations, which generated approximately 66% and 70% of our revenues in 2024 and 2023, respectively. Online revenues, including reimbursements received from our third-party operators for gaming taxes and other expenses we pay under collaborative arrangements, represent our next most significant revenue source, generating 15% and 11% of revenues in 2024 and 2023, respectively. Food & beverage revenues, room revenues, management fee revenues and other revenues each separately contributed less than 8% of revenues in each of 2024 and 2023.

		Year Ended December 31,		
(In millions)		2024		2023
REVENUES				
Gaming	$	2,583.9	$	2,613.3
Food & beverage		303.5		288.5
Room		204.6		199.1
Online		606.3		422.2
Management fee		88.4		76.9
Other		143.5		138.5
Total revenues	$	3,930.2	$	3,738.5
DEPARTMENTAL OPERATING EXPENSES				
Gaming	$	999.8	$	1,000.2
Food & beverage		253.9		240.9
Room		77.6		73.5
Online		497.8		359.0
Other		51.3		46.3
Total departmental operating expenses	$	1,880.4	$	1,719.9

	Year Ended December 31,	
	2024	**2023**
MARGINS		
Gaming	61.3%	61.7%
Food & beverage	16.3%	16.5%
Room	62.1%	63.1%
Online	17.9%	15.0%
Other	64.3%	66.6%

Gaming

Gaming revenues are comprised primarily of the net win from our slot machine operations and to a lesser extent from table games win. The $29.4 million, or 1.1%, decrease in gaming revenues during 2024 as compared to the prior year, was primarily due to declines in table game hold of 1.5%, table game drop of 1.3% and slot handle of 0.3%. Gaming revenues were impacted primarily by winter storms throughout the Midwest & South in January and competitive pressures throughout the year in the Las Vegas Locals segment after a new competitor entered the market in December 2023, both as discussed above.

Food & Beverage

Food & beverage revenues increased $15.1 million, or 5.2%, during 2024 as compared to prior year, primarily due to an increase in average guest check of 6.1%.

Room

Room revenues increased $5.5 million, or 2.8%, in 2024 compared to 2023 due primarily to an increase in hotel occupancy rate of 1.5%.

Online

Online revenues increased $184.0 million in 2024 compared to 2023 primarily driven by an increase of $122.5 million in reimbursements of gaming taxes and other expenses paid on behalf of our online partners, a $38.1 million increase in revenue under our market access agreements, including $32.1 million of one-time market access fees, and a $23.4 million increase in revenue from Boyd Interactive's operations, inclusive of Resorts Digital upon acquisition on September 1, 2024.

Management Fee

Management fee revenues of $88.4 million and $76.9 million in 2024 and 2023, respectively, relate to our management agreement with Wilton Rancheria to manage the Sky River Casino in northern California.

Other

Other revenues relate to patronage visits at the other amenities at our properties, including entertainment and nightclub revenues, retail sales, theater tickets and other venues. Other revenues increased by $5.0 million, or 3.6%, during 2024 as compared to the prior year.

Revenues and Adjusted EBITDAR by Reportable Segment

We determine profitability based on Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization and Rent ("Adjusted EBITDAR"), which represents earnings before interest expense, interest income, income taxes, depreciation and amortization, deferred rent, master lease rent expense, other operating items, net, share-based compensation expense, project development, preopening and writedown expenses, impairments of assets, loss on early extinguishments and modifications of debt and other items, net, as applicable. Reportable Segment Adjusted EBITDAR is the aggregate sum of the Adjusted EBITDAR for each of the gaming entertainment properties included in our Las Vegas Locals, Downtown Las Vegas, and Midwest & South segments and our Online segment. Results for Downtown Las Vegas include the results of our travel agency located in Hawaii. Results for our nonreportable operating segments, including Lattner and our Sky River Casino management fees are aggregated in the Managed & Other category. Corporate expense represents unallocated payroll, professional fees, rent, aircraft expenses and various other expenses not directly related to our casino, hotel and online operations. Furthermore, for purposes of this presentation, corporate expense excludes its portion of share-based compensation expense.

EBITDAR is a commonly used measure of performance in our industry that we believe, when considered with measures calculated in accordance with GAAP, facilitates comparisons between us and our competitors and provides our investors a more complete understanding of our operating results before the impact of investing transactions, financing transactions and income taxes. We have historically adjusted EBITDAR when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide a full understanding of our core operating results and as a means to evaluate period-to-period results.

The following table presents our total revenues and Adjusted EBITDAR by Reportable Segment and our Managed & Other category to reconcile to total revenue and total Adjusted EBITDAR:

	Year Ended December 31,			
(In millions)		**2024**		**2023**
Total revenues				
Las Vegas Locals	$	894.5	$	928.1
Downtown Las Vegas		230.1		222.4
Midwest & South		2,063.4		2,042.0
Online		606.2		422.2
Managed & Other		136.0		123.8
Total revenues	$	3,930.2	$	3,738.5
Adjusted EBITDAR (1)				
Las Vegas Locals	$	428.4	$	471.0
Downtown Las Vegas		83.3		85.5
Midwest & South		765.7		781.7
Online		107.6		62.3
Managed & Other		96.2		84.5
Corporate expense		(90.6)		(90.2)
Adjusted EBITDAR	$	1,390.6	$	1,394.8

(1) Refer to Note 14, *Segment Information*, in the notes to the consolidated financial statements for a reconciliation of Adjusted EBITDAR to net income, as reported in accordance with GAAP in our accompanying consolidated statements of operations.

Las Vegas Locals
Total revenues decreased $33.6 million, or 3.6%, during 2024 as compared to the prior year, due primarily to a $36.9 million decline in gaming revenues. The decrease in gaming revenues was attributable to declines in table game hold of 7.8%, table game drop of 3.2%, slot handle of 3.7% and slot win of 3.1% from the prior year. The Las Vegas Locals segment was impacted by competitive pressures with a new competitor entering the market in December 2023. Absent these competitive pressures that have impacted two of our properties, the rest of the Las Vegas Locals segment performed in-line or slightly above the overall same-store market.

Adjusted EBITDAR decreased $42.5 million, or 9.0%, during 2024 as compared to the prior year, due primarily to the gaming revenues decline discussed above and overall cost pressures, primarily in labor as we completed our efforts in 2023 to increase the hourly minimum rate to $15 per hour for all non-tipped, non-represented positions and also property insurance.

Downtown Las Vegas

Total revenues increased $7.7 million, or 3.5%, during 2024 as compared to the prior year, reflecting revenue increases in all departmental categories. Room revenues increased $2.5 million as the hotel occupancy rate increased 7.7% and food & beverage revenues increased $2.5 million as average guest check increased 4.6%. In addition, gaming revenues increased $2.0 million primarily due to increases in slot win of 4.6% and slot handle of 3.2%. These increases were primarily attributable to our recently completed renovation and expansion at the Fremont Hotel & Casino and the hotel remodel at Main Street Station Hotel and Casino, both of which were completed in the fourth quarter of the prior year.

Adjusted EBITDAR decreased $2.2 million, or 2.6%, during 2024 as compared to the prior year, primarily due to wage increases from our minimum wage increase and also property insurance cost increases.

Midwest & South

Total revenues increased $21.5 million, or 1.1%, in 2024 as compared to 2023, reflecting revenue increases in all departmental categories. Food & beverage revenue increased $12.9 million, which was driven by a 7.2% increase in average guest check, offset by a 5.0% decrease in food covers. Gaming revenues increased $6.0 million primarily due to increases in table game hold of 1.4% and slot win of 1.0%. These increases were driven by strong third and fourth quarter performances at Treasure Chest, which opened its new land-based casino in June 2024.

Adjusted EBITDAR decreased $16.0 million, or 2.0%, in 2024 as compared to 2023, due primarily to property insurance increases and wage increases as we increased the minimum wage in the prior year, all as discussed above.

Online

Online revenues increased $184.0 million, or 43.6%, in 2024 as compared to 2023, primarily driven by an increase of $122.5 million in reimbursements of gaming taxes and other expenses paid on behalf of our online partners, a $38.1 million increase in revenue under our market access agreements, including $32.1 million of one-time market access fees, and a $23.4 million increase in revenue from Boyd Interactive's operations, inclusive of Resorts Digital upon acquisition on September 1, 2024.

Adjusted EBITDAR increased by $45.3 million, or 72.6%, in 2024 as compared to 2023, due primarily to revenues under our market access agreements and continued growth from Boyd Interactive. We recorded one-time market access fees of $32.1 million during 2024 that contributed to year over year Adjusted EBITDAR growth. As discussed earlier, there is an equal amount of expense recorded for the revenue recorded related to the reimbursement of gaming taxes and other expenses, thus resulting in no impact to Adjusted EBITDAR.

Managed & Other

In 2024, total revenues increased by $12.1 million and Adjusted EBITDAR increased by $11.7 million, as compared to 2023, primarily due to an $11.5 million increase in Sky River Casino management fees for 2024 compared to 2023.

Other Operating Costs and Expenses

The following operating costs and expenses, as presented in our consolidated statements of operations, are further discussed below:

	Year Ended December 31,	
(In millions)	2024	2023
Selling, general and administrative	$ 427.2	$ 389.9
Master lease rent expense	111.4	108.4
Maintenance and utilities	148.4	151.0
Depreciation and amortization	276.6	256.8
Corporate expense	113.9	116.0
Project development, preopening and writedowns	28.6	(8.9)
Impairment of assets	10.5	107.8
Other operating items, net	5.4	(4.2)

Selling, General and Administrative

Selling, general and administrative expenses include marketing, technology, compliance and risk, surveillance and security. These costs, as a percentage of revenues, were 10.9% and 10.4% for 2024 and 2023, respectively. While we continue to focus on our disciplined operating model and targeted marketing approach, selling, general and administrative expenses were impacted in 2024 by increased wages as a result of our minimum wage increase to $15 per hour and property insurance costs.

Master Lease Rent Expense

Master lease rent expense represents rent expense incurred by four of our properties which are subject to two master lease agreements with a real estate investment trust. Master lease rent expense remained generally flat year over year at $111.4 million and $108.4 million during 2024 and 2023, respectively.

Maintenance and Utilities

Maintenance and utilities expenses, as a percentage of revenues, remained generally consistent at 3.8% and 4.0% for 2024 and 2023, respectively.

Depreciation and Amortization

Depreciation and amortization expense, as a percentage of revenues, remained generally consistent at 7.0% and 6.9% in 2024 and 2023, respectively.

Corporate Expense

Corporate expense represents unallocated payroll, professional fees, rent, aircraft expenses and various other administrative expenses that are not directly related to our casino, hotel and online operations, in addition to the corporate portion of share-based compensation expense. Corporate expense was generally consistent and represented 2.9% and 3.1% of revenues for 2024 and 2023, respectively.

Project Development, Preopening and Writedowns

Project development, preopening and writedowns represent: (i) certain costs incurred and recoveries realized related to the activities associated with various acquisition opportunities, strategic initiatives, dispositions and other business development activities in the ordinary course of business; (ii) certain costs of start-up activities that are expensed as incurred in our ongoing efforts to develop gaming activities in new jurisdictions and expenses related to other new business development activities that do not qualify as capital costs; (iii) asset writedowns; and (iv) realized gains arising from asset dispositions. Such costs are generally nonrecurring in nature and vary from period to period as the volume of underlying activities fluctuates. During 2024, the Company incurred $15.0 million in project development and preopening costs, primarily related to the opening of the Treasure Chest land-based casino and other development projects, $10.7 million in asset writedowns and $3.0 million in demolition costs. During 2023, the Company benefited from a $20.1 million reduction of the allowance on the Wilton Note for development advances over the last 10 years prior to the Sky River Casino opening offset by preopening costs of $10.0 million.

Impairment of Assets

Impairment of assets in 2024 includes non-cash impairment charges of $10.5 million for a gaming license right related to our Midwest & South segment primarily related to a decline in operational performance.

Impairment of assets in 2023 includes non-cash impairment charges of the following: (i) $21.3 million for gaming license rights in our Midwest & South segment primarily due to higher interest rates combined with a decline in operational performance; (ii) $82.0 million for goodwill in our Online segment primarily due to the expectation of an extended timeframe for the legalization of online gaming in the states we operate and a corresponding decline in the expected discounted cash flows; and (iii) $4.5 million for goodwill in our Managed & Other category primarily related to a decline in operational performance.

Other Operating Items, Net

Other operating items, net, is generally comprised of miscellaneous non-recurring operating charges, including severance payments to separated employees, certain non-recurring litigation charges, natural disasters and severe weather impact, including hurricane and flood expenses, and subsequent recoveries of such costs, as applicable. The $5.4 million of other operating items, net in 2024, was primarily driven by non-recurring litigation reserves. During 2023, the $4.2 million favorable amount of other operating items, net, was primarily driven by a one-time settlement payment received.

Other Expense (Income)
Interest Expense, Net

(In millions)	Year Ended December 31,	
	2024	2023
Interest expense, net of capitalized interest and interest income	$ 175.8	$ 147.4
Average long-term debt balance (1)	2,987.4	2,945.2
Weighted average interest rates	5.6%	5.4%
Mix of Debt at Year End		
Fixed rate debt	59.4%	64.5%
Variable rate debt	40.6%	35.5%

(1) Average debt balance calculation does not include the related discounts or deferred finance charges.

Interest expense, net of capitalized interest and interest income, increased $28.4 million, or 19.3%, from 2023 to 2024. The increase was attributable to a $22.3 million interest income decline driven by a reduction of the allowance for the expected loss for interest on the Wilton Note and interest earned on such note during 2023. With the full repayment of outstanding principal under the Wilton Note during the first quarter of 2024, interest earnings related to the Wilton Note were minimal in the current year. In addition, interest expense increased $6.2 million due primarily to an increase in the weighted average long-term debt balance of $42.2 million.

Income Taxes

The effective tax rate on income from continuing operations during 2024 and 2023 was 23.1% and 17.6%, respectively. Our effective tax rates for 2024 and 2023 were unfavorably impacted by certain nondeductible expenses, including nondeductible compensation and employee benefit expenses, which were partially offset by the inclusion of excess tax benefits related to equity compensation, as a component of the provision for income taxes. The 2024 effective tax rate was unfavorably impacted by state taxes and favorably impacted by foreign tax benefits. The 2023 effective tax rate was favorably impacted by the release of state valuation allowances and foreign tax benefits.

The Internal Revenue Service ("IRS") has selected our federal corporate income tax return for the tax year ended December 31, 2021, for examination. The IRS examination began in the second quarter of 2024 and is still ongoing. As of December 31, 2024, and for the year then ended, there were no changes to our unrecognized tax benefits to date.

LIQUIDITY AND CAPITAL RESOURCES
Financial Position
We generally operate with minimal or negative levels of working capital in order to minimize borrowings and related interest costs. Our cash and cash equivalents balances were $316.7 million and $304.3 million at December 31, 2024 and 2023, respectively. In addition, we held restricted cash balances of $4.7 million and $3.7 million at December 31, 2024 and 2023, respectively. Our working capital deficit at December 31, 2024 and 2023 was $61.2 million and $67.0 million, respectively.

We believe that current cash balances together with the available borrowing capacity under our Revolving Credit Facility (as defined in "*Indebtedness*" below) and cash flows from operating activities will be sufficient to meet our liquidity and capital resource needs for the next twelve months, including our projected operating requirements and maintenance capital expenditures. See "*Indebtedness*", below, for further detail regarding funds available through our Credit Facility.

The Company may also seek to secure additional working capital, repay respective current debt maturities, or fund respective development projects, in whole or in part, through incremental bank financing and additional debt or equity offerings, to the extent such offerings are allowed under our debt agreements.

Cash Flows Summary

(In millions)	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash provided by operating activities	$ 957.1	$ 914.5
Cash flows from investing activities		
Capital expenditures	(400.4)	(374.0)
Cash paid for acquisitions, net of cash received	(30.3)	—
Payments received on note receivable	0.2	113.6
Other investing activities	(3.4)	(3.9)
Net cash used in investing activities	(433.9)	(264.3)
Cash flows from financing activities		
Net borrowings (payments) under credit facilities	254.0	(141.5)
Shares repurchased and retired	(685.9)	(412.7)
Dividends paid	(62.7)	(63.6)
Share-based compensation activities, net	(14.8)	(19.3)
Other financing activities	(0.2)	(0.1)
Net cash used in financing activities	(509.6)	(637.2)
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(0.2)	(0.1)
Increase in cash, cash equivalents and restricted cash	$ 13.4	$ 12.9

Cash Flows from Operating Activities

During 2024 and 2023, we generated net operating cash flow of $957.1 million and $914.5 million, respectively. Operating cash flows for 2024 increased primarily due to the timing of accounts receivable payments received, primarily reimbursements of gaming taxes and other expenses paid on behalf of our online partners.

Cash Flows from Investing Activities

Our industry is capital intensive, and we use cash flows for acquisitions, facility expansions, investments in future development or business opportunities and maintenance capital expenditures.

During 2024, we incurred net cash outflows for investing activities of $433.9 million comprised of capital expenditures of $400.4 million, primarily related to our Treasure Chest land-based casino project, various guest room remodels, slot machines, IT equipment and building projects at various properties. Investing cash outflows were also impacted by net cash paid of $30.3 million related to the acquisition of Resorts Digital.

During 2023, we incurred net cash outflows for investing activities of $264.3 million comprised of capital expenditures of $374.0 million, primarily related to our Treasure Chest land-based casino project, Fremont food hall and slot floor expansion and renovation, various guest room remodels, IT equipment and building projects at various properties offset by $113.6 million in payments received related to the outstanding principal on the Wilton Note.

Cash Flows from Financing Activities

We rely upon our financing cash flows to provide funding for investment opportunities, returning capital to shareholders, repayments of obligations and ongoing operations.

The net cash outflows of $509.6 million for financing activities in 2024 is primarily driven by $685.9 million in share repurchases and $62.7 million in dividends paid, reflecting the priority of our capital return program and focus on returning capital to shareholders. During 2024, we increased borrowings under the Credit Facility as we increased our share repurchase activity and acquired Resorts Digital, resulting in net borrowings under the Credit Facility for 2024.

The net cash outflows of $637.2 million for financing activities in 2023 is primarily driven by $412.7 million in share repurchases and $63.6 million in dividends paid, reflecting the priority of our capital return program and focus on returning capital to shareholders. Other significant financing activities during 2023 include $141.5 million in net payments on our Revolving Credit Facility (see "*Indebtedness*") as we used cash flow from operations to paydown amounts borrowed in 2022 to fund the Boyd Interactive acquisition.

Indebtedness

The outstanding principal balances of long-term debt, before unamortized discounts and fees, and the changes in those balances, are as follows:

(In millions)	December 31, 2024	December 31, 2023	Increase / (Decrease)
Credit facility	$ 1,300.3	$ 1,046.3	$ 254.0
4.750% senior notes due 2027	1,000.0	1,000.0	—
4.750% senior notes due 2031	900.0	900.0	—
Other	—	0.5	(0.5)
Total long-term debt	3,200.3	2,946.8	253.5
Less current maturities	44.0	44.3	(0.3)
Long-term debt, net of current maturities	$ 3,156.3	$ 2,902.5	$ 253.8

The amount of current maturities include certain non-extending balances scheduled to be repaid within the next twelve months under the Credit Facility.

Credit Facility

Credit Agreement

On March 2, 2022 (the "Closing Date"), the Company entered into a credit agreement (the "Credit Agreement") among the Company, certain direct and indirect subsidiaries of the Company as guarantors (the "Guarantors"), Bank of America, N.A., as administrative agent, collateral agent and letter of credit issuer, Wells Fargo Bank, National Association, as swingline lender, and certain other financial institutions party thereto as lenders. The Credit Agreement replaced the Third Amended and Restated Credit Agreement, dated as of August 14, 2013 (the "Prior Credit Facility"), among the Company, certain direct and indirect subsidiaries of the Company as guarantors, Bank of America, N.A., as administrative agent and letter of credit issuer, Wells Fargo Bank, National Association, as swingline lender, and certain other financial institutions party thereto as lenders.

The Credit Agreement provides for (i) a $1,450.0 million senior secured revolving credit facility (the "Revolving Credit Facility") and (ii) an $880.0 million senior secured term A loan (the "Term A Loan," collectively with the Revolving Credit Facility, the "Credit Facility"). The Revolving Credit Facility and the Term A Loan mature on the fifth anniversary of the Closing Date (or earlier upon the occurrence or non-occurrence of certain events). The Term A Loan was fully funded on the Closing Date. Proceeds from the Credit Agreement were used to refinance all outstanding obligations under the Prior Credit Facility, including a senior secured term loan A facility and senior secured term loan B facility (the "Prior Refinancing Term B Loan"), to fund transaction costs in connection with the Credit Agreement, and for general corporate purposes.

The outstanding principal amounts under the Credit Facility are comprised of the following:

(In millions)	December 31, 2024		December 31, 2023	
Revolving Credit Facility	$	475.0	$	180.0
Term A Loan		759.0		803.0
Swing Loan		66.3		63.3
Total outstanding principal amounts	$	1,300.3	$	1,046.3

With a total revolving credit commitment of $1,450.0 million available under the Credit Facility, $475.0 million and $66.3 million in borrowings outstanding on the Revolving Credit Facility and the Swing Loan, respectively, and $13.0 million allocated to support various letters of credit, there is a remaining contractual availability under the Credit Facility of $895.7 million as of December 31, 2024.

Interest and Fees

The interest rate on the outstanding balance of the Revolving Credit Facility and the Term A Loan is based upon, at the Company's option, either: (i) a rate based on the Secured Overnight Financing Rate ("SOFR") administered by the Federal Reserve Bank of New York, or (ii) the base rate, in each case, plus an applicable margin. Such applicable margin is a percentage per annum determined in accordance with a specified pricing grid based on the Consolidated Total Net Leverage Ratio and ranges from 1.25% to 2.25% (if using SOFR) and from 0.25% to 1.25% (if using the base rate). A fee of a percentage per annum (which ranges from 0.20% to 0.35% and is determined in accordance with a specified pricing grid based on the Consolidated Total Net Leverage Ratio) will be payable on the unused portions of the Revolving Credit Facility. The rates based on SOFR will be determined based upon, at the Company's option, either: (i) a forward-looking SOFR term rate administered by CME Group Benchmark Administration Limited or any successor administrator, and based on interest periods of one, three or six months or such other interest period that is twelve months or less subject to the consent of lenders and the administrative agent, or (ii) a daily SOFR rate published by the Federal Reserve Bank of New York, and will include credit spread adjustments as set forth in the Credit Agreement. The "base rate" under the Credit Agreement is the highest of (x) Bank of America's publicly-announced prime rate, (y) the federal funds rate published by the Federal Reserve Bank of New York plus 0.50%, or (z) the SOFR rate for a one month interest period plus 1.00%.

The blended interest rate for outstanding borrowings under the Credit Facility was 6.2% and 7.2% at December 31, 2024 and December 31, 2023, respectively.

Optional and Mandatory Prepayments
Pursuant to the terms of the Credit Agreement (i) the loans under the Term A Loan will amortize in an annual amount equal to 5.00% of the original principal amount thereof, commencing June 30, 2022, payable on a quarterly basis, and (ii) the Company is required to use a portion of its annual excess cash flow to prepay loans outstanding under the Credit Agreement if the Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) exceeds certain thresholds set forth in the Credit Agreement.

Amounts outstanding under the Credit Agreement may be prepaid without premium or penalty, and the unutilized portion of the commitments may be terminated without penalty, subject to certain conditions.

Subject to certain exceptions, the Company may be required to repay the amounts outstanding under the Credit Agreement in connection with certain asset sales and issuances of certain additional non-permitted or refinancing indebtedness.

Guarantees and Collateral
The Company's obligations under the Credit Agreement, subject to certain exceptions, are guaranteed by certain of the Company's subsidiaries and are secured by the capital stock of certain subsidiaries. In addition, subject to certain exceptions, the Company and each of the guarantors granted the administrative agent first priority liens and security interests on substantially all of their real and personal property (other than gaming licenses and subject to certain other exceptions) as additional security for the performance of the secured obligations under the Credit Agreement.

The Credit Agreement includes an accordion feature which permits the incurrence of one or more new tranches of revolving credit commitments or term loans and increases to the Revolving Credit Facility and Term A Loan in an aggregate amount up to the sum of (i) $1,000.0 million, (ii) the amount of certain voluntary prepayments of senior secured indebtedness of the Company, and (iii) the maximum amount of incremental commitments which, after giving effect thereto, would not cause the Consolidated First Lien Net Leverage Ratio (as defined in the Credit Agreement) to exceed 3.00 to 1.00 on a pro forma basis, in each case, subject to the satisfaction of certain conditions.

Financial and Other Covenants
The Credit Agreement contains certain financial and other covenants, including, without limitation, various covenants (i) requiring the maintenance of a minimum consolidated interest coverage ratio on a quarterly basis of 2.50 to 1.00, (ii) requiring the maintenance of a maximum Consolidated Total Net Leverage Ratio on a quarterly basis, (iii) imposing limitations on the incurrence of indebtedness and liens, (iv) imposing limitations on transfers, sales and other dispositions, and (v) imposing restrictions on investments, dividends and certain other payments.

The maximum permitted Consolidated Total Net Leverage Ratio is calculated as Consolidated Net Indebtedness to twelve-month trailing Consolidated EBITDA, as defined by the Credit Agreement. Beginning with the fiscal quarter ended September 30, 2023, the maximum Consolidated Total Net Leverage Ratio must be no higher than 4.50 to 1.00 and prior to that was 5.00 to 1.00.

Senior Notes
We currently have two issuances of senior notes (the "Senior Notes") outstanding as described below.

4.750% Senior Notes due June 2031
On June 8, 2021, we issued $900.0 million aggregate principal amount of 4.750% Senior Notes due June 2031 ("4.750% Senior Notes due 2031"). The 4.750% Senior Notes due 2031 require semi-annual interest payments on March 15 and September 15 of each year. The 4.750% Senior Notes due 2031 will mature on June 15, 2031 and are fully and unconditionally guaranteed, on a joint and several basis, by certain of our current and future domestic restricted subsidiaries, all of which are 100% owned by us. The net proceeds from the 4.750% Senior Notes due 2031

and cash on hand were used to finance the redemption of our outstanding $750.0 million aggregate principal amount of 6.375% Senior Notes due 2026 ("6.375% Senior Notes") and $700.0 million aggregate principal amount of 6.000% Senior Notes due 2026 ("6.000% Senior Notes").

In conjunction with the issuance of the 4.750% Senior Notes due 2031, we incurred approximately $13.5 million in debt financing costs that have been deferred and are being amortized over the term of the 4.750% Senior Notes due 2031 using the effective interest method.

At any time prior to June 15, 2026, we may redeem the 4.750% Senior Notes due 2031, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, up to, but excluding, the applicable redemption date, plus a make whole premium.

4.750% Senior Notes due December 2027
On December 3, 2019, we issued $1.0 billion aggregate principal amount of 4.750% senior notes due December 2027 ("4.750% Senior Notes due 2027"). The 4.750% Senior Notes due 2027 require semi-annual interest payments on June 1 and December 1 of each year. The 4.750% Senior Notes due 2027 will mature on December 1, 2027 and are fully and unconditionally guaranteed, on a joint and several basis, by certain of our current and future domestic restricted subsidiaries, all of which are 100% owned by us. The net proceeds from the 4.750% Senior Notes due 2027 were used to finance the redemption of all of our outstanding 6.875% senior notes due 2023 and prepay a portion of our Prior Refinancing Term B Loan.

In conjunction with the issuance of the 4.750% Senior Notes due 2027, we incurred approximately $15.7 million in debt financing costs that have been deferred and are being amortized over the term of the 4.750% Senior Notes due 2027 using the effective interest method.

At any time after December 1, 2022, we may redeem all or a portion of the 4.750% Senior Notes due 2027 at redemption prices (expressed as percentages of the principal amount) ranging from 102.375% to 100% in 2024 and thereafter, plus accrued and unpaid interest and Additional Interest.

In connection with the private placement of the 4.750% Senior Notes due 2027, we entered into a registration rights agreement with the initial purchasers in which we agreed to file a registration statement with the Securities and Exchange Commission to permit the holders to exchange or resell the 4.750% Senior Notes due 2027. We filed the required registration statement and commenced the exchange offer in July 2020. The exchange offer was completed on August 20, 2020 and our obligations under the registration agreement have been fulfilled.

Senior Notes Restrictive Covenants
Each of the Senior Notes contains certain restrictive covenants that, subject to exceptions and qualifications, among other things, limit our ability and the ability of our restricted subsidiaries (as defined in the base and supplemental indentures governing the respective notes to incur additional indebtedness or liens, pay dividends or make distributions or repurchase our capital stock, make certain investments, and sell or merge with other companies). In addition, upon the occurrence of a change of control (as defined in the respective indenture), we will be required, unless certain conditions are met, to offer to repurchase the Senior Notes at a price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest and Additional Interest (as defined in the respective indenture), if any, to, but not including, the date of purchase. If we sell assets, we will be required under certain circumstances to offer to purchase the Senior Notes.

The indentures governing the notes issued by the Company contain provisions that allow for the incurrence of additional indebtedness, if after giving effect to such incurrence, the coverage ratio (as defined in the respective indentures, essentially a ratio of the Company's consolidated EBITDA to fixed charges, including interest) for the Company's trailing four quarter period on a pro forma basis would be at least 2.0 to 1.0. Should this provision prohibit the incurrence of additional debt, the Company may still borrow under its existing credit facility. At December 31, 2024, the available borrowing capacity under our Credit Facility was $895.7 million.

Covenant Compliance

As of December 31, 2024, we were in compliance with the financial and other covenants of our debt instruments.

Scheduled Maturities of Long-Term Debt

The scheduled maturities of long-term debt, as discussed above, are as follows:

(In millions)	Total
Year Ending December 31,	
2025	$ 44.0
2026	44.0
2027	2,212.3
2028	—
2029	—
Thereafter	900.0
Total outstanding principal of long-term debt	$ 3,200.3

Guarantor Financial Information

In connection with the issuance of our 4.750% Senior Notes due 2027 and our 4.750% Senior Notes due 2031 (collectively, the "Guaranteed Notes" or "Senior Notes"), certain of the Company's wholly owned subsidiaries (the "Guarantors") provide guarantees of those indentures. These Guaranteed Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain of our current and future domestic restricted subsidiaries, all of which are 100% owned by us.

Summarized combined balance sheet information for the parent company and the Guarantors is as follows:

	December 31,	
(In millions)	**2024**	**2023**
Current assets	$ 493.6	$ 496.0
Noncurrent assets	10,462.7	9,588.6
Current liabilities	543.6	550.6
Noncurrent liabilities	4,198.9	3,944.6

Summarized combined results of operations information for the parent company and the Guarantors is as follows:

(In millions)	**Year Ended December 31, 2024**
Revenues	$ 3,937.1
Operating income	1,700.7
Income before income taxes	1,524.8
Net income	1,350.9

Dividends

Dividends are declared at the discretion of our Board of Directors. We are subject to certain limitations regarding payment of dividends, such as restricted payment limitations related to our outstanding Senior Notes and our Credit Facility. The dividends declared by the Board of Directors under this program are:

Declaration date	Record date	Payment date	Amount per share
February 3, 2022	March 15, 2022	April 15, 2022	$ 0.15
June 1, 2022	June 30, 2022	July 15, 2022	0.15
September 15, 2022	September 30, 2022	October 15, 2022	0.15
December 8, 2022	December 19, 2022	January 15, 2023	0.15
February 14, 2023	March 15, 2023	April 15, 2023	0.16
May 4, 2023	June 15, 2023	July 15, 2023	0.16
August 15, 2023	September 15, 2023	October 15, 2023	0.16
December 7, 2023	December 22, 2023	January 15, 2024	0.16
February 28, 2024	March 15, 2024	April 15, 2024	0.17
May 9, 2024	June 15, 2024	July 15, 2024	0.17
August 20, 2024	September 15, 2024	October 15, 2024	0.17
December 5, 2024	December 16, 2024	January 15, 2025	0.17
February 20, 2025	March 17, 2025	April 15, 2025	0.18

Share Repurchase Program

Subject to applicable laws, repurchases under our share repurchase program may be made at such times and in such amounts as we deem appropriate. We are subject to certain limitations regarding the repurchase of common stock, such as restricted payment limitations related to our outstanding Senior Notes and our Credit Facility. Purchases under our share repurchase program can be discontinued at any time that we feel additional purchases are not warranted. We intend to fund the repurchases under the stock repurchase program with existing cash resources, cash generated from operations and availability under our Credit Facility.

On October 21, 2021, our Board of Directors authorized a share repurchase program of $300.0 million (the "Share Repurchase Program"). In addition, our Board of Directors authorized increases to the Share Repurchase Program of $500.0 million on each of June 1, 2022, May 4, 2023, May 9, 2024 and December 5, 2024. We are not obligated to repurchase any shares under this program and repurchases under the Share Repurchase Program can be discontinued at any time at our sole discretion. We repurchased 11.1 million shares and 6.5 million shares during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we were authorized to repurchase up to an additional $640.5 million of our common stock under the Share Repurchase Program.

We have in the past, and may in the future, acquire our debt or equity securities through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as we may determine.

Other Items Affecting Liquidity

We anticipate funding our capital requirements using cash on hand, cash generated from operations and availability under our Credit Facility, to the extent availability exists after we meet our working capital needs for the next twelve months. Any additional financing that is needed may not be available to us or, if available, may not be on terms favorable to us. The outcome of the specific matters discussed herein, including our commitments and contingencies, may also affect our liquidity.

Commitments

Capital Spending and Development

We continually perform ongoing refurbishment and maintenance at our facilities to maintain our standards of quality. Certain of these maintenance costs are capitalized, if such improvement or refurbishment extends the life of the related asset, while other maintenance costs that do not so qualify are expensed as incurred. The commitment of capital and the related timing thereof are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.

We currently estimate that our annual cash capital requirements to perform ongoing refurbishment and maintenance at our properties to maintain our quality standards ranges from between $200 million and $250 million. In addition, we expect to spend an additional $100 million in 2025 for hotel room renovation projects at three of our gaming entertainment properties. We intend to fund such capital expenditures through cash on hand, our Credit Facility and operating cash flows.

In addition to the maintenance capital spending discussed above, we continue to pursue other potential development projects that may require us to invest significant amounts of capital. In 2025, we expect to spend an additional $100 million in growth projects, which includes the expansion of meeting and convention space at Ameristar St. Charles and the start of construction of a new casino, Cadence Crossing. This new 10,000 square foot casino featuring 450 slots and several restaurants will replace our Jokers Wild casino and will be built on the site that currently holds our Jokers Wild casino.

Finally, we are expanding our portfolio with a $750 million resort development in Norfolk, Virginia. We plan to open a modest transitional casino in late 2025 and the resort, featuring 1,500 slots, 50 table games, a 200-room hotel, eight food and beverage outlets and other amenities, in late 2027. We expect to spend between $150 million and $200 million on this project in 2025.

CONTRACTUAL OBLIGATIONS

The following summarizes our undiscounted contractual obligations as of December 31, 2024:

		Year Ending December 31,					
(In millions)	**Total**	**2025**	**2026**	**2027**	**2028**	**2029**	**Thereafter**
CONTRACTUAL OBLIGATIONS							
Long-Term Debt							
Credit Facility	$ 1,300.3	$ 44.0	$ 44.0	$ 1,212.3	$ —	$ —	$ —
4.750% senior notes due 2027	1,000.0	—	—	1,000.0	—	—	—
4.750% senior notes due 2031	900.0	—	—	—	—	—	900.0
Total long-term debt	3,200.3	44.0	44.0	2,212.3	—	—	900.0
Interest on Fixed Rate Debt (1)	414.6	90.3	90.3	86.3	42.7	42.7	62.3
Interest on Variable Rate Debt (1)	166.9	78.5	75.8	12.6	—	—	—
Operating Leases - Master Leases	140.8	112.6	28.2	—	—	—	—
Operating Leases - Other	382.2	24.2	22.0	20.4	18.9	17.0	279.7
Purchase Obligations (2)	151.3	63.7	23.9	17.6	6.3	5.8	34.0
TOTAL CONTRACTUAL OBLIGATIONS	$ 4,456.1	$ 413.3	$ 284.2	$ 2,349.2	$ 67.9	$ 65.5	$ 1,276.0

(1) Estimated interest payments are based on principal amounts and scheduled maturities of debt outstanding at December 31, 2024. Estimated interest payments for variable-rate debt are based on rates at December 31, 2024.

(2) Purchase obligations include obligations under assessment arrangements and various contracted amounts, including construction contracts and information technology, advertising, maintenance and other service agreements.

Other Opportunities

We regularly investigate and pursue additional expansion opportunities in markets where casino gaming, including online gaming, is currently permitted. We also pursue expansion opportunities in jurisdictions where casino gaming and online gaming is not currently permitted in order to be prepared to develop projects upon approval of casino and online gaming. Such expansions will be affected and determined by several key factors, which may include the following:

- the outcome of gaming license selection processes;
- the approval of gaming in jurisdictions where we have been active but where casino or online gaming is not currently permitted;
- identification of additional suitable investment opportunities in current gaming jurisdictions; and
- availability of acceptable financing.

Additional projects may require us to make substantial investments or may cause us to incur substantial costs related to the investigation and pursuit of such opportunities, which investments and costs we may fund through cash flow from operations or availability under our Credit Facility. To the extent such sources of funds are not sufficient, we may also seek to raise such additional funds through public or private equity, debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to us. Moreover, we can provide no assurances that any expansion opportunity will result in a completed transaction.

After receiving approval from the City Council of Norfolk, Virginia in October 2024, we are executing on an opportunity for a new casino resort development in Norfolk, Virginia. As discussed above in *Capital Spending and Development*, we expect to open a modest transitional facility in late 2025 and the resort in late 2027.

Off Balance Sheet Arrangements

Our off balance sheet arrangements consist of the following:

Indemnification

We have entered into certain agreements that contain indemnification provisions involving certain of our executive officers and directors. These agreements provide indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Securities Act and the Exchange Act. In addition, our Restated Articles of Incorporation and Restated Bylaws contain provisions that provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law.

Outstanding Letters of Credit

At December 31, 2024, we had outstanding letters of credit totaling $13.0 million.

Other Arrangements

We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts included in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, management reviews and refines those estimates, the following of which could materially impact our consolidated financial statements: the recoverability of long-lived assets; valuation of indefinite-lived intangible assets; valuation of goodwill; accounting for leases; provisions for deferred tax assets, certain tax liabilities and uncertain tax positions; and application of acquisition method of accounting.

Judgments are based on information including, but not limited to, historical experience, industry trends, conventional practices, expert opinions, terms of existing agreements and information from outside sources. Judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from these estimates.

We believe the following critical accounting estimates require a higher degree of judgment and complexity, the sensitivity of which could result in a material impact on our consolidated financial statements.

Recoverability of Long-Lived Assets

Our long-lived assets, excluding indefinite-lived intangible assets and goodwill (both of which are discussed further below), were carried at $3.6 billion at December 31, 2024, or 56.3% of our consolidated total assets. We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If triggering events are identified, we then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow ("DCF") model, which is based on the estimated future results of the relevant asset group discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples.

A long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

    i.   a significant decrease in the market price of a long-lived asset;

    ii.   a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

    iii.   a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;

    iv.   an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

    v.   a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and/or

    vi.   a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We reconsider changes in circumstances on a frequent basis, and if a triggering event related to potential impairment has occurred, we may solicit third party valuation expertise to assist in the valuation of our investment. There are three generally accepted approaches available in developing an opinion of value: the sales comparison, cost and income approaches. We generally consider each of these approaches in developing a recommendation of the fair value of the asset; however, the reliability of each approach is dependent upon the availability and comparability of the market data uncovered, as well as the decision-making criteria used by market participants when evaluating a property. We will bifurcate our investment and apply the most indicative approach to overall fair valuation, or in some cases, a weighted analysis of any or all of these methods.

Developing an opinion of land value is typically accomplished using a sales comparison approach by analyzing recent sales transactions of similar sites. Potential comparables are researched and the pertinent facts are confirmed with parties involved in the transaction. This process fosters a general understanding of the potential comparable sales and facilitates the selection of the most relevant comparables by the appraiser. Valuation is typically accomplished using a unit of comparison such as price per square foot of land or potential building area. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the property.

The cost approach is based on the premise that a prudent investor would pay no more for an asset of similar utility than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation date. To arrive at an estimate of the fair value using the cost approach, the replacement cost new is determined and reduced for depreciation of the asset. Replacement cost new is defined as the current cost of producing or constructing a similar new item having the nearest equivalent utility as the property being valued.

The income approach focuses on the income-producing capability of the asset. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected undiscounted net cash flows attributable to the asset over its life and converting these expected net cash flows to present value through capitalization or discounting. The process uses a rate of return that accounts for both the time value of money and risk factors. There are two common methods for converting expected income into value. Those methods are the direct capitalization and DCF methods. Direct capitalization is a method used to convert an estimate of a single year's income expectancy into an indication of value in one direct step by dividing the income estimate by an appropriate capitalization rate. Under the DCF method, anticipated future cash flows and a reversionary value are discounted to an opinion of net present value at a specific internal rate of return or a yield rate, because net operating income of the subject property is not fully stabilized.

Estimates of expected cash flows are, by their nature, subjective and actual results may differ materially from our estimates, potentially resulting in an impairment charge in a future period.

Valuation of Indefinite-Lived Intangible Assets
Gaming license rights represent the value of the license to conduct gaming in certain jurisdictions, which is subject to highly extensive regulatory oversight and a limitation on the number of licenses available for issuance with these certain jurisdictions. Gaming license rights are tested for impairment using a DCF approach. The value of gaming licenses is determined using a multi-period excess earnings method, which is a specific DCF model, and cost approach. The value is determined at an amount equal to the present value of the incremental after-tax cash flows attributable only to future gaming revenue, discounted to present value at a risk-adjusted rate of return. With respect to the application of this methodology, we used the following significant projections of future cash flows, assumptions and estimates: gaming revenues; gaming operating expenses; general and administrative expenses; tax expense; terminal value; and discount rate. These projections are modeled for a five-year period and a terminal period.

Trademarks are based on the value of our brand, which reflects the level of service and quality we provide and from which we generate repeat business. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible value of our ownership of the brand name. We used the following significant projections of future cash flows, assumptions and estimates to determine value under the relief from royalty method: revenue from gaming and hotel activities; royalty rate; tax expense; terminal growth rate; discount rate; and the present value of tax benefit. The projections underlying this DCF model were forecasted for five years and a terminal value calculated using a model which divides the normalized cash flow stream by a capitalization rate. Applying the selected pretax royalty rates to the applicable revenue base in each period yielded pretax income for each property's trademarks and trade name. These pretax totals were tax effected utilizing the applicable tax rate to arrive at net, after-tax cash flows. The net, after-tax cash flows and the terminal value were then discounted to present value utilizing an appropriate discount rate. The present value of the after-tax cash flows was then added to the present value of the amortization tax benefit (considering the 15-year amortization of intangible assets pursuant to income tax regulations) to arrive at the recommended fair values for the trademarks and trade names.

Gaming license rights and trademarks are indefinite-lived intangible assets and are not subject to amortization, but are subject to an annual impairment test and between annual test dates in certain circumstances. The guidance permits an entity to make a qualitative assessment, referred to as "Step Zero," of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. We utilized this option for our 2024 annual impairment test for certain of our indefinite-lived intangible assets. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference. As part of our annual impairment testing, management assesses the likelihood of impairment by performing a qualitative ("Step Zero") analysis for our indefinite-lived intangibles to determine if it is more likely than not that the fair values of such intangibles exceeded their carrying values by a substantial margin. We solicit third party valuation expertise to assist in the valuation of those indefinite-lived intangible assets that are deemed to have a greater likelihood of impairment. Our annual impairment test, performed as of October 1, 2024, resulted in no impairment charges.

We evaluate on a quarterly basis whether any triggering events or changes in circumstances would indicate an impairment condition may exist. This evaluation requires significant judgment, including consideration of whether there have been any significant adverse changes in legal factors or in our business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of a reporting unit. As a result of our first quarter 2024 triggering event review, we recorded a gaming license right impairment charge of $10.5 million. If an event described above occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuation methods is adversely impacted, the impact could result in a material impairment charge in the future.

Management makes significant judgments and estimates as part of these analyses that are inherent in evaluating these assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions. If certain future operating results do not meet current expectations it could cause carrying values of the intangibles to exceed their fair values in future periods, resulting in an impairment charge of trademarks and gaming license rights in an amount up to its book value of $1.3 billion. For the year ended December 31, 2024, the Company recorded a $10.5 million gaming license right impairment, as noted above, related to one gaming license right in the Midwest & South segment that had an estimated fair value that did not exceed its carrying value. Additionally, trademarks and gaming license rights in the Midwest & South segment had estimated fair values that did not significantly exceed their respective carrying values.

Valuation of Goodwill

The authoritative guidance related to goodwill impairment requires goodwill to be tested for impairment at the reporting unit level at least annually. The Company has determined that each of its properties is a reporting unit for goodwill impairment testing, since discrete financial information is available at the property level. The guidance permits an entity to make a qualitative assessment, referred to as "Step Zero," of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If the carrying value of the goodwill is considered impaired, a loss is measured as the excess of the reporting unit's carrying value over the fair value, with a limit of the goodwill allocated to that reporting unit.

As part of our annual impairment testing, management first performs a qualitative "Step Zero" analysis and assesses the likelihood of impairment. Management solicits third party valuation expertise to assist in valuations of goodwill for those reporting units that are deemed to have a greater likelihood of impairment. We perform the test annually as of October 1 using a weighting of two different approaches to determine fair value: (i) the income approach; and (ii) the market approach.

In the valuation of a reporting unit's goodwill, the income approach focuses on the income-producing capability of the reporting unit. The underlying premise of this approach is that the value of a reporting unit can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the reporting unit. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the reporting unit over its life and converting these after-tax cash flows to present value through "discounting." The discounting process uses a rate of return which accounts for both the time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the reporting unit is totaled to arrive at an indication of the fair value of the reporting unit.

The market approach is comprised of the guideline company method, which focuses on comparing the subject company to selected reasonably similar, or "guideline", publicly-traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline companies; and (iii) applied to the operating data of the subject company to arrive at an indication of value. In the valuation of a reporting unit, the market approach measures value based on what typical purchasers in the market have paid for assets which can be considered reasonably similar to those being valued. When the market approach is utilized, data is collected on the prices paid for reasonably comparable assets. Adjustments are made to the similar assets to compensate for differences between reasonably similar assets and the asset being valued. The application of the market approach results in an estimate of the price reasonably expected to be realized from the sale of the reporting unit.

The two methodologies were weighted 50.0% toward the income approach and 50.0% toward the market approach, to arrive at an overall fair value. Our annual impairment test as of October 1, 2024, resulted in no goodwill impairment charges. We evaluate quarterly whether any triggering events or changes in circumstances have occurred that would indicate an impairment condition more than likely would exist. This evaluation requires significant judgment, including consideration of whether there had been any significant adverse changes in legal factors or in our business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of a reporting unit. Based upon this quarterly evaluation, we concluded that there had not been a triggering event or change in circumstance that indicated an impairment condition existed.

Although we satisfied the impairment analysis requirements for each reporting unit tested, changes to certain underlying assumptions and variables, many of which are derived from external factors, could greatly impact the results of future tests. We cannot control or influence the impact of these factors from a fair valuation perspective, but they could nonetheless have a material effect on the results of valuation, particularly the guideline company method under the market approach, in the future.

Additionally, several of the assumptions underlying the DCF method under the income approach could pose a high degree of sensitivity to the resulting fair value. These factors include, but are not limited to, the following significant projections of future cash flows, assumptions and estimates to determine value under the DCF method: total revenue, operating expenses, depreciation expense, depreciation overhang, tax expense and effective rates, debt-free net working capital, capital additions, terminal year growth factor, discount rate and the capitalization rate. A change in any of these variables that cause our discounted cash flows or terminal value or both to adversely and materially change could result in the failure of the impairment test, and a resulting impairment of our goodwill in an amount up to its book value of $957.9 million. For the year ended December 31, 2024, the Company recorded no goodwill impairment charges. However, a reporting unit in the Midwest & South segment had an estimated fair value that did not significantly exceed its carrying value.

Management makes significant judgments and estimates as part of these analyses that are inherent in evaluating these reporting units for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of multiples, capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions. If certain future operating results do not meet current expectations it could cause carrying values of the intangibles to exceed their fair values in future periods, potentially resulting in an impairment charge.

Accounting for Leases
The determination of lease liabilities requires us to estimate the present value of our future lease commitments over their reasonably certain remaining lease term using a weighted average incremental borrowing rate commensurate with the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to our future lease payments in a similar economic environment. The determination of the incremental borrowing rate could materially impact our lease liabilities.

We estimate the expected term of a lease by assuming the exercise of renewal options, in addition to the initial non-cancelable lease term, if the renewal is reasonably certain. Generally, "reasonably certain" relates to our contractual right to renew and the existence of an economic penalty that would preclude the abandonment of the lease at the end of the initial non-cancelable lease term. The determination of the expected term could also materially impact our lease liabilities.

The determination of the expected term of a lease requires us to apply judgment and estimates concerning the number of renewal periods that are reasonably certain. If a lease is terminated prior to reaching the end of the expected term, this may result in the acceleration of depreciation or impairment of the lease right-of-use asset and related long-lived assets.

Provisions for Deferred Tax Assets, Certain Tax Liabilities and Uncertain Tax Positions
Income taxes are recorded under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with the usability of operating loss and tax credit carryforwards before expiration, and tax planning alternatives. If certain future operating results do not meet current expectations it could cause us to establish an additional valuation allowance on our deferred tax assets.

The Company's income tax returns are subject to examination by the IRS and other tax authorities in the locations where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes, which prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The IRS has selected our federal corporate income tax return for the tax year ended December 31, 2021, for examination. The IRS examination began in the second quarter of 2024 and is still ongoing. As of December 31, 2024, and for the year then ended, there were no changes to our unrecognized tax benefits to date.

We recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

We have established contingency reserves for material, known tax exposures. Our tax reserves reflect management's judgment as to the resolution of the issues involved if subject to judicial review. While we believe our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a taxing authority will be resolved at a financial cost that does not exceed its related reserve. With respect to these reserves, our income tax expense would include: (i) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e., new information) surrounding a tax issue; and (ii) any difference from our tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

Application of Acquisition Method of Accounting
We follow the guidance of Accounting Standards Codification 805 to account for our acquisitions. We completed the acquisition of Boyd Interactive in 2022 and Resorts Digital in 2024, as described in Note 2, *Acquisitions*, to our consolidated financial statements presented in Part II, Item 8, for an aggregate purchase price of approximately $175.2 million and $34.0 million, respectively. For purposes of these consolidated financial statements, we have allocated the purchase price to the assets acquired and the liabilities assumed based on their fair values as determined by us with the assistance from third-party specialists. The excess of the purchase price over those fair values was recorded as goodwill.

The assets and liabilities of the acquisition are included in our consolidated balance sheet as of December 31, 2024 and 2023, and the results of its operations and cash flows are reported in our consolidated statements of operations and cash flows, respectively, from the dates of acquisition through December 31, 2024.

Recently Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 1, *Summary of Significant Accounting Policies* - **Recently Adopted Accounting Pronouncements** and **Recently Issued Accounting Pronouncements**, in the notes to the consolidated financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not hold any market risk sensitive instruments for trading purposes. Our primary exposure to market risk is interest rate risk, specifically long-term U.S. treasury rates and the applicable spreads in the high-yield investment market, short-term and long-term SOFR rates, and their potential impact on our long-term debt. While interest rate changes have slowed in 2024 and 2023, with interest rates declining in 2024 and the federal funds rate changing by 100-basis points or less, the 400-basis point federal funds rate increase in 2022 demonstrates significant changes can occur in a short period of time and interest rate change is a risk to us. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under our Credit Facility. We are also exposed to a lesser extent to foreign currency exchange risk for funds held in our Canadian operating and restricted cash accounts. While there is risk of fluctuations in the foreign exchange rate between the Canadian dollar and United States dollar, our exposure is limited given the size of our Canadian operations and the minimal amount of cash held in Canadian bank accounts. A weakening or strengthening of the United States dollar to the Canadian dollar by 2x the current conversion rate, would not cause the value of the funds held in Canadian operating and restricted cash accounts to change significantly. We do not currently utilize derivative financial instruments for trading or speculative purposes.

Table of Debt Maturities and Interest Rates

The following table provides information about our financial instruments that are sensitive to changes in interest rates, including debt obligations. For our debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. The weighted-average variable rates are based upon prevailing interest rates.

The scheduled maturities of our long-term debt outstanding for the years ending December 31 are as follows:

	Scheduled Maturity Date							
	Year Ending December 31,							
(In millions)	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Long-term debt (including current portion):								
Fixed-rate	$ —	$ —	$ 1,000.0	$ —	$ —	$ 900.0	$ 1,900.0	$ 1,801.3
Average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	
Variable-rate	$ 44.0	$ 44.0	$ 1,212.3	$ —	$ —	$ —	$ 1,300.3	$ 1,279.4
Average interest rate	6.2%	6.2%	6.2%	—%	—%	—%	6.2%	

As of December 31, 2024, our long-term variable-rate borrowings represented approximately 40.6% of total long-term debt. Based on December 31, 2024 debt levels, a 100-basis-point change in the interest rate would cause our annual interest costs to change by approximately $13.0 million.

The following table provides other information about our long-term debt:

(In millions)	December 31, 2024					
	Outstanding Face Amount		Carrying Value		Estimated Fair Value	
Credit Facility	$	1,300.3	$	1,291.2	$	1,279.4
4.750% senior notes due 2027		1,000.0		994.2		968.8
4.750% senior notes due 2031		900.0		891.2		832.5
Total long-term debt	$	3,200.3	$	3,176.6	$	3,080.7

The estimated fair value of our Credit Facility is based on a relative value analysis performed on or about December 31, 2024. The estimated fair values of our Senior Notes are based on quoted market prices as of December 31, 2024. See also "Liquidity and Capital Resources" above.

ITEM 8.   Financial Statements and Supplementary Data

The following consolidated financial statements for the three years in the period ended December 31, 2024 are filed as part of this Report:

The accompanying audited consolidated financial statements of Boyd Gaming Corporation have been prepared in accordance with the instructions to Form 10-K and Regulation S-X and include all information and footnote disclosures necessary for complete financial statements in conformity with GAAP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Boyd Gaming Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boyd Gaming Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Gaming License Rights Indefinite-Lived Intangible Assets — Refer to Notes 1, 4 and 5 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of a reporting unit to its carrying value. Similarly, the Company's evaluation of its gaming license rights indefinite-lived intangible assets for impairment involves the comparison of the fair value of each gaming license right indefinite-lived intangible asset to its carrying value. As of December 31, 2024, the carrying value of goodwill and gaming license rights indefinite-lived intangible assets was $957.9 million and $1,105.1 million, respectively. For the year ended December 31, 2024, the Company recorded an impairment of $10.5 million for a gaming license right indefinite-lived intangible asset in the Company's Midwest & South segment. Additionally, another reporting unit in the Company's Midwest & South segment had an estimated fair value that did not significantly exceed its carrying value. Management estimated the fair value of reporting units using a weighting of the income approach and the market approach and estimated the fair value of gaming license rights indefinite-lived intangible assets using a multi-period excess earnings method.

The determination of the fair value of reporting units required management to make significant assumptions and estimates including, projections of future cash flows and the selection of discount rates and valuation multiples derived from the operating data of selected guideline publicly-traded companies. The determination of the fair value of gaming license rights indefinite-lived intangible assets required management to make significant assumptions and estimates including, projections of future cash flows and the selection of discount rates.

Therefore, auditing these fair values involved a higher degree of judgment and subjectivity, including the involvement of valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's projections of future cash flows and the selection of discount rates and valuation multiples used in the determination of the fair value of reporting units and gaming license rights indefinite-lived intangible assets included the following:

- We tested the effectiveness of controls related to management's projections of future cash flows and the selection of discount rates and valuation multiples.

- We evaluated management's ability to accurately project future cash flows by comparing historical projections with actual performance.

- We evaluated the reasonableness of management's projections of future cash flows by (1) comparing projections of future cash flows to internal communications to management and the Board of Directors and information from Company press releases, analyst and industry reports, and selected guideline publicly-traded companies; (2) considering the impact of changes in the competitive and regulatory environment on management's projections; and (3) assessing the reasonableness of strategic plans incorporated by management into the projections.

- With the assistance of our valuation specialists, we evaluated the selection of discount rates and valuation multiples by (1) assessing the valuation methodology and market-based information underlying these assumptions and estimates, including testing the mathematical accuracy of the calculations; (2) developing an independent range of assumptions and estimates and comparing those to the discount rates and valuation multiples selected by management; and (3) evaluating historical operating trends and profitability and assessing the impact of uncertainty in management's projections of future cash flows on these assumptions and estimates.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 21, 2025

We have served as the Company's auditor since 1981.

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
(In thousands, except share data)		**2024**		**2023**
ASSETS				
Current assets				
Cash and cash equivalents	$	316,688	$	304,271
Restricted cash		4,676		3,659
Accounts receivable, net		132,270		137,892
Inventories		21,235		20,692
Prepaid expenses and other current assets		56,633		59,293
Income taxes receivable		30,005		3,508
Total current assets		561,507		529,315
Property and equipment, net		2,679,276		2,542,512
Operating lease right-of-use assets		735,618		793,335
Other assets, net		66,518		67,779
Intangible assets, net		1,391,007		1,392,844
Goodwill, net		957,889		947,341
Total assets	$	6,391,815	$	6,273,126
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	131,264	$	124,668
Current maturities of long-term debt		44,006		44,275
Accrued liabilities		447,415		427,379
Total current liabilities		622,685		596,322
Long-term debt, net of current maturities and debt issuance costs		3,132,584		2,871,223
Operating lease liabilities, net of current portion		651,751		711,387
Deferred income taxes		346,916		288,826
Other liabilities		56,366		61,266
Commitments and contingencies (Note 9)				
Stockholders' equity				
Preferred stock, $0.01 par value, 5,000,000 shares authorized		—		—
Common stock, $0.01 par value, 200,000,000 shares authorized; 86,184,155 and 96,832,453 shares outstanding		862		968
Additional paid-in capital		—		—
Retained earnings		1,583,053		1,744,232
Accumulated other comprehensive loss		(2,402)		(1,098)
Total stockholders' equity		1,581,513		1,744,102
Total liabilities and stockholders' equity	$	6,391,815	$	6,273,126

The accompanying notes are an integral part of these consolidated financial statements.

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
(In thousands, except per share data)	**2024**	**2023**	**2022**
Revenues			
Gaming	$ 2,583,926	$ 2,613,288	$ 2,674,730
Food & beverage	303,522	288,417	275,979
Room	204,608	199,117	189,071
Online	606,233	422,211	253,898
Management fee	88,407	76,921	26,905
Other	143,498	138,538	134,794
Total revenues	3,930,194	3,738,492	3,555,377
Operating costs and expenses			
Gaming	999,753	1,000,240	1,005,830
Food & beverage	253,940	240,879	231,447
Room	77,591	73,490	68,383
Online	497,783	358,988	213,918
Other	51,322	46,323	45,626
Selling, general and administrative	427,226	389,891	373,964
Master lease rent expense	111,406	108,398	106,616
Maintenance and utilities	148,366	151,014	143,527
Depreciation and amortization	276,639	256,780	258,179
Corporate expense	113,934	115,963	117,007
Project development, preopening and writedowns	28,572	(8,935)	(18,936)
Impairment of assets	10,500	107,837	40,775
Other operating items, net	5,385	(4,207)	(12,183)
Total operating costs and expenses	3,002,417	2,836,661	2,574,153
Operating income	927,777	901,831	981,224
Other expense (income)			
Interest income	(1,625)	(23,886)	(21,530)
Interest expense, net of amounts capitalized	177,409	171,247	151,249
Loss on early extinguishments and modifications of debt	—	—	19,815
Other, net	(10)	1,563	2,884
Total other expense, net	175,774	148,924	152,418
Income before income taxes	752,003	752,907	828,806
Income tax provision	(174,051)	(132,884)	(189,429)
Net income	$ 577,952	$ 620,023	$ 639,377
Basic net income per common share	$ 6.19	$ 6.12	$ 5.87
Weighted average basic shares outstanding	93,314	101,325	108,885
Diluted net income per common share	$ 6.19	$ 6.12	$ 5.87
Weighted average diluted shares outstanding	93,349	101,373	109,004

The accompanying notes are an integral part of these consolidated financial statements.

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
(In thousands)	2024	2023	2022
Net income	$ 577,952	$ 620,023	$ 639,377
Other comprehensive income (loss), net of tax:			
Fair value adjustments to available-for-sale securities	(165)	123	(1,258)
Foreign currency translation adjustments	(1,139)	161	56
Comprehensive income	$ 576,648	$ 620,307	$ 638,175

The accompanying notes are an integral part of these consolidated financial statements.

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share data)	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2022	111,303,140	$ 1,113	$ 827,725	$ 710,088	$ (180)	$ 1,538,746
Net income	—	—	—	639,377	—	639,377
Fair value adjustments to available-for-sale securities	—	—	—	—	(1,258)	(1,258)
Foreign currency translation adjustments	—	—	—	—	56	56
Stock options exercised	165,951	1	3,088	—	—	3,089
Release of restricted stock units, net of tax	476,292	5	(10,058)	—	—	(10,053)
Release of performance stock units, net of tax	294,651	3	(8,121)	—	—	(8,118)
Shares repurchased and retired	(9,423,924)	(94)	(541,548)	—	—	(541,642)
Dividends declared ($0.60 per share)	—	—	—	(63,638)	—	(63,638)
Share-based compensation costs	—	—	34,066	—	—	34,066
Balances, December 31, 2022	102,816,110	1,028	305,152	1,285,827	(1,382)	1,590,625
Net income	—	—	—	620,023	—	620,023
Fair value adjustments to available-for-sale securities	—	—	—	—	123	123
Foreign currency translation adjustments	—	—	—	—	161	161
Stock options exercised	32,000	—	315	—	—	315
Release of restricted stock units, net of tax	202,516	2	(2,081)	(4,774)	—	(6,853)
Release of performance stock units, net of tax	318,878	3	(12,777)	—	—	(12,774)
Shares repurchased and retired	(6,537,051)	(65)	(322,988)	(93,202)	—	(416,255)
Dividends declared ($0.64 per share)	—	—	—	(63,642)	—	(63,642)
Share-based compensation costs	—	—	32,379	—	—	32,379
Balances, December 31, 2023	96,832,453	968	—	1,744,232	(1,098)	1,744,102
Net income	—	—	—	577,952	—	577,952
Fair value adjustments to available-for-sale securities	—	—	—	—	(165)	(165)
Foreign currency translation adjustments	—	—	—	—	(1,139)	(1,139)
Stock options exercised	44,980	—	701	—	—	701
Release of restricted stock units, net of tax	242,606	3	(1,618)	(7,696)	—	(9,311)
Release of performance stock units, net of tax	150,063	2	(119)	(6,091)	—	(6,208)
Shares repurchased and retired	(11,085,947)	(111)	(28,630)	(663,528)	—	(692,269)
Dividends declared ($0.68 per share)	—	—	—	(61,816)	—	(61,816)
Share-based compensation costs	—	—	29,666	—	—	29,666
Balances, December 31, 2024	86,184,155	$ 862	$ —	$ 1,583,053	$ (2,402)	$ 1,581,513

The accompanying notes are an integral part of these consolidated financial statements.

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Cash Flows from Operating Activities			
Net income	$ 577,952	$ 620,023	$ 639,377
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	276,639	256,780	258,179
Amortization of debt financing costs and discounts on debt	7,591	7,761	8,551
Non-cash operating lease expense	87,687	78,811	65,204
Non-cash expected credit loss (income) on note receivable	—	(34,371)	(35,100)
Share-based compensation expense	29,666	32,379	34,066
Deferred income taxes	58,145	(29,842)	51,030
Non-cash impairment of assets	10,500	107,837	40,775
Gain on sale of assets	—	—	(13,407)
Loss on early extinguishments and modifications of debt	—	—	19,815
Other operating activities	9,116	1,665	9,517
Changes in operating assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable, net	5,964	(28,810)	(16,761)
Inventories	(543)	1,481	(2,083)
Prepaid expenses and other current assets	3,088	(10,369)	(8,476)
Income taxes (receivable) payable, net	(26,497)	(950)	(2,951)
Other assets, net	800	1,307	(7,857)
Accounts payable and accrued liabilities	6,344	(10,345)	891
Operating lease liabilities	(87,687)	(78,811)	(65,204)
Other liabilities	(1,690)	(30)	545
Net cash provided by operating activities	957,075	914,516	976,111
Cash Flows from Investing Activities			
Capital expenditures	(400,400)	(373,950)	(269,155)
Cash paid for acquisitions, net of cash received	(30,266)	—	(167,862)
Payments received on note receivable	208	113,555	—
Insurance proceeds received from hurricane losses	—	—	586
Proceeds received from disposition of assets	—	—	21,953
Other investing activities	(3,454)	(3,935)	(7,834)
Net cash used in investing activities	(433,912)	(264,330)	(422,312)

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
Cash Flows from Financing Activities			
Borrowings under credit facilities	1,764,300	1,505,800	2,122,100
Payments under credit facilities	(1,510,300)	(1,647,300)	(1,802,197)
Retirements of senior notes	—	—	(300,000)
Premium fees	—	—	(12,939)
Debt financing costs	—	—	(16,682)
Share-based compensation activities	(14,818)	(19,312)	(15,082)
Shares repurchased and retired	(685,850)	(412,655)	(541,642)
Dividends paid	(62,661)	(63,609)	(48,162)
Other financing activities	(172)	(172)	(1,248)
Net cash used in financing activities	(509,501)	(637,248)	(615,852)
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(228)	(73)	(10)
Change in cash, cash equivalents and restricted cash	13,434	12,865	(62,063)
Cash, cash equivalents and restricted cash, beginning of year	307,930	295,065	357,128
Cash, cash equivalents and restricted cash, end of year	$ 321,364	$ 307,930	$ 295,065
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest, net of amounts capitalized	$ 173,177	$ 166,682	$ 144,020
Cash received for interest	213	11,999	—
Cash paid for income taxes	144,512	164,482	140,924
Supplemental Schedule of Non-cash Investing and Financing Activities			
Payables incurred for capital expenditures	$ 27,220	$ 23,509	$ 7,348
Dividends declared not yet paid	14,665	15,508	15,476
Operating lease right-of-use asset and liability remeasurements	—	—	(11,224)
Expected credit loss (income) on note receivable	—	(34,371)	(35,100)

The accompanying notes are an integral part of these consolidated financial statements.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Boyd Gaming Corporation (and together with its subsidiaries, the "Company," the "Registrant," "Boyd Gaming," "Boyd," "we" or "us") was incorporated in the state of Nevada in 1988 and has been operating since 1975. The Company's common stock is traded on the New York Stock Exchange under the symbol "BYD".

As of December 31, 2024, we are a geographically diversified operator of 28 wholly owned brick-and-mortar gaming entertainment properties ("gaming entertainment properties"). Headquartered in Las Vegas, Nevada, we have gaming operations in Nevada, Illinois, Indiana, Iowa, Kansas, Louisiana, Mississippi, Missouri, Ohio and Pennsylvania. In addition, we own and operate Boyd Interactive, a business-to-business ("B2B") and business-to-consumer ("B2C") online gaming business. We also manage the Sky River Casino located in California under a management agreement with Wilton Rancheria.

For financial reporting purposes, we have four reportable segments: (i) Las Vegas Locals; (ii) Downtown Las Vegas; (iii) Midwest & South; and (iv) Online, (collectively "Reportable Segments"). The Online segment includes the operating results of our online gaming operations through collaborative arrangements with third parties throughout the United States and the operations from our acquisition of Pala Interactive, LLC ("Pala Interactive") and its subsidiaries, including its Canadian subsidiary Pala Interactive Canada Inc. ("Pala Canada") on November 1, 2022, and the operations from our acquisition of Resorts Digital Gaming, LLC ("Resorts Digital") (collectively, with Pala Interactive and Pala Canada, "Boyd Interactive") on September 1, 2024. To reconcile Reportable Segments information to the consolidated information, the Company has aggregated nonreportable operating segments into a Managed & Other category. The Managed & Other category includes management fees earned under our management contract with Wilton Rancheria for the management of Sky River Casino in northern California and the operating results of Lattner Entertainment Group Illinois, LLC ("Lattner"), our Illinois distributed gaming operator. The table below lists the Reportable Segment classification of each of our gaming entertainment properties that were aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate and their management and reporting structure.

Las Vegas Locals	
Gold Coast Hotel and Casino	Las Vegas, Nevada
The Orleans Hotel and Casino	Las Vegas, Nevada
Sam's Town Hotel and Gambling Hall	Las Vegas, Nevada
Suncoast Hotel and Casino	Las Vegas, Nevada
Eastside Cannery Casino and Hotel [1]	Las Vegas, Nevada
Aliante Casino + Hotel + Spa	North Las Vegas, Nevada
Cannery Casino Hotel	North Las Vegas, Nevada
Jokers Wild	Henderson, Nevada
Downtown Las Vegas	
California Hotel and Casino	Las Vegas, Nevada
Fremont Hotel & Casino	Las Vegas, Nevada
Main Street Station Hotel and Casino	Las Vegas, Nevada

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Midwest & South

Par-A-Dice Casino	East Peoria, Illinois
Belterra Casino Resort [2]	Florence, Indiana
Blue Chip Casino Hotel Spa	Michigan City, Indiana
Diamond Jo Casino	Dubuque, Iowa
Diamond Jo Worth	Northwood, Iowa
Kansas Star Casino	Mulvane, Kansas
Amelia Belle Casino	Amelia, Louisiana
Delta Downs Racetrack Hotel & Casino	Vinton, Louisiana
Evangeline Downs Racetrack & Casino	Opelousas, Louisiana
Sam's Town Shreveport	Shreveport, Louisiana
Treasure Chest Casino	Kenner, Louisiana
IP Casino Resort Spa	Biloxi, Mississippi
Sam's Town Hotel and Gambling Hall Tunica	Tunica, Mississippi
Ameristar Casino * Hotel Kansas City [2]	Kansas City, Missouri
Ameristar Casino * Resort * Spa St. Charles [2]	St. Charles, Missouri
Belterra Park [2]	Cincinnati, Ohio
Valley Forge Casino Resort	King of Prussia, Pennsylvania

[1] Due to the current levels of demand in the market, Eastside Cannery has remained closed since March 18, 2020, when it was closed in compliance with orders issued by state officials as precautionary measures intended to slow the spread of the COVID-19 virus.

[2] Property is subject to master lease agreement with a real estate investment trust.

In addition to these properties, we own a travel agency located in Hawaii. Financial results for our travel agency are included in our Downtown Las Vegas segment, as our Downtown Las Vegas properties concentrate significant marketing efforts on gaming customers from Hawaii.

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries.

Investments in unconsolidated affiliates, which are 50% or less owned and where we have significant influence and do not meet the controlling financial interest consolidation criteria of the authoritative accounting guidance for voting interest or variable interest entities, are accounted for under the equity method.

All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments, which include cash on hand and in banks, interest-bearing deposits and money market funds with maturities of three months or less at their date of purchase. The instruments are not restricted as to withdrawal or use and are on deposit with high credit quality financial institutions. Although these balances may at times exceed the federal insured deposit limit, we believe such risk is mitigated by the quality of the institution holding such deposit. The carrying values of these instruments approximate their fair values as such balances are generally available on demand.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Restricted Cash

Restricted cash consists primarily of: (i) amounts restricted by regulation for gaming and racing purposes; (ii) amounts restricted by regulation for the value in players' online casino gaming accounts; and (iii) advance payments received for future bookings with our Hawaiian travel agency. These restricted cash balances are invested in highly liquid instruments with a maturity of 90 days or less. These restricted cash balances are held by high credit quality financial institutions. The carrying values of these instruments approximate their fair values due to their short maturities.

The following table provides a reconciliation of cash, cash equivalents and restricted cash balances reported within the consolidated balance sheets to the total balance shown in the consolidated statements of cash flows.

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 316,688	$ 304,271	$ 283,472	$ 344,557
Restricted cash	4,676	3,659	11,593	12,571
Total cash, cash equivalents and restricted cash	$ 321,364	$ 307,930	$ 295,065	$ 357,128

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel, market access partner online gaming tax reimbursements and other receivables. Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible, based upon historical collection experience, the age of the receivable and other relevant economic factors. A provision for expected credit losses is maintained to reduce our receivables to their carrying amount. As a result, the net carrying value approximates fair value.

The activity comprising our allowance for doubtful accounts is as follows:

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Beginning balance, January 1,	$ 2,728	$ 2,595	$ 3,338
Additions	921	984	1,557
Deductions	(1,308)	(851)	(2,300)
Ending balance, December 31,	$ 2,341	$ 2,728	$ 2,595

Inventories

Inventories consist primarily of food & beverage and retail items and are stated at the lower of cost or market. Cost is determined using the weighted-average inventory method.

Property and Equipment, net

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, over the shorter of the asset's useful life or term of the lease.

The estimated useful lives of our major components of property and equipment are:

Building and improvements	3 through 40 years
Riverboats and barges	5 through 40 years
Furniture and equipment	1 through 12 years

Gains or losses on disposals of assets are recognized as incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

For an asset that is held for sale, we recognize the asset at the lower of carrying value or fair market value, less costs of disposal, as estimated based on comparable asset sales, cost and income approaches. For a long-lived asset to be held and used, we review the asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant asset group discounted using our weighted-average cost of capital. In certain circumstances, the sales comparison approach, which analyzes recent sales transactions of similar assets, or the cost approach, which is based on the premise that a prudent investor would pay no more for an asset of similar utility than its replacement or reproduction cost, may be used in place of the discounted cash flow model to derive fair value. All resulting recognized impairment charges are recorded as impairment of assets within operating costs and expenses.

Capitalized Interest

Interest costs associated with major construction projects are capitalized as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using our weighted-average cost of borrowing. Capitalization of interest ceases when the project (or discernible portions of the project) is substantially complete. If substantially all of the construction activities of a project are suspended, capitalization of interest will cease until such activities are resumed. There was capitalized interest of $3.1 million, $3.2 million and less than $0.1 million for the years ended December 31, 2024, 2023 and 2022 respectively.

Investment in Available for Sale Securities

We have an investment in a single municipal bond issuance of $16.4 million aggregate principal amount of 7.5% Urban Renewal Tax Increment Revenue Bonds, Taxable Series 2007 ("City Bonds"). This investment is classified as available-for-sale and is recorded at fair value. The fair value at December 31, 2024 and 2023 was $12.6 million and $13.3 million, respectively. At December 31, 2024 and 2023, $0.8 million and $0.7 million, respectively, is included in prepaid expenses and other current assets and at December 31, 2024 and 2023, $11.8 million and $12.6 million, respectively, is included in other assets, net.

Future maturities of the City Bonds, excluding the discount, for the years ending December 31 are summarized as follows:

(In thousands)

For the year ending December 31,		
2025	$	785
2026		845
2027		910
2028		975
2029		1,050
Thereafter		11,785
Total	$	16,350

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Intangible Assets

Intangible assets include customer relationships, host agreements, development agreement, developed technology, B2B relationships, B2C relationships, marketing agreement, gaming license rights and trademarks.

Amortizing Intangible Assets

Customer relationships represent the value of repeat business associated with our customer loyalty programs and are being amortized on an accelerated method over their approximate useful life. B2B relationships and B2C relationships represent the value of our customer relationships, including those under contractual arrangements, associated with our online gaming operations and are being amortized on a straight-line basis over seven to twelve years. Host agreements represent the value associated with our host establishment relationships and are being amortized on a straight-line basis over 15 years. Development agreement is a contract between two parties establishing an agreement for development of a product or service. This agreement is being amortized over the respective cash flow period of the related seven-year agreement. Developed technology represents the value associated with our online gaming platform and is being amortized on a straight-line basis over 10 years. Marketing agreement is a contract between two parties establishing an agreement for marketing and promotional services and is being amortized on a straight-line basis over the 20-year term of the agreement.

For amortizing intangible assets, we review the asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant asset group discounted using our weighted-average cost of capital.

Indefinite-Lived Intangible Assets

Trademarks are based on the value of our brands, which reflect the level of service and quality we provide and from which we generate repeat business. Gaming license rights represent the value of the license to conduct gaming in certain jurisdictions, which is subject to highly extensive regulatory oversight, and a limitation on the number of licenses available for issuance therein. These assets, considered indefinite-lived intangible assets, are not subject to amortization, but instead are subject to an annual impairment test, and between annual test dates in certain circumstances. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference. Gaming license rights are tested for impairment using a multi-period excess earnings method, which is a specific discounted cash flow model or a qualitative assessment approach, and trademarks are tested for impairment using the relief-from-royalty method or a qualitative assessment approach.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets in a business combination that are not individually identified and separately recognized. Goodwill is not subject to amortization, but it is subject to an annual impairment test and in between annual test dates in certain circumstances.

We evaluate goodwill for impairment at the reporting until level using a weighted average allocation of both the income and market approach models or a qualitative assessment approach. In the valuation of a reporting unit's goodwill, the income approach focuses on the income-producing capability of the reporting unit. The underlying premise of this approach is that the value of a reporting unit can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the reporting unit. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the reporting unit over its life and converting these after-tax cash flows to present value through "discounting." The discounting process uses a rate of return which accounts for both the time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the reporting unit is totaled to arrive at an indication of the fair value of the reporting unit. The market approach is comprised of the guideline company method, which focuses on comparing the subject company to selected reasonably similar, or "guideline", publicly-traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline companies; and (iii) applied to the operating data of the subject company to arrive at an indication of value. In the valuation of a reporting unit, the market approach measures value based on what typical purchasers in the market have paid for assets which can be considered reasonably similar to those being valued. When the market approach is utilized, data is collected on the prices paid for reasonably comparable assets. Adjustments are made to the similar assets to compensate for differences between reasonably similar assets and the asset being valued. The application of the market approach results in an estimate of the price reasonably expected to be realized from the sale of the reporting unit.

Long-Term Debt, Net
Long-term debt, net is reported as the outstanding debt amount net of unamortized cost. Any unamortized debt issuance costs, which include legal and other direct costs related to the issuance of our outstanding debt, or discount granted to the initial purchasers or lenders upon issuance of our debt instruments is recorded as a direct reduction to the face amount of our outstanding debt. The debt issuance costs and discount are accreted to interest expense using the effective interest method over the contractual term of the underlying debt. In the event that our debt is modified, repurchased or otherwise reduced prior to its original maturity date, we evaluate whether it is a debt extinguishment or debt modification under authoritative accounting guidance and for a debt extinguishment, we ratably reduce the unamortized debt issuance costs and discount and record a loss on extinguishment of debt.

Income Taxes
Income taxes are recorded under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Use of the term "more likely than not" indicates the likelihood of occurrence is greater than 50%. Accordingly, the need to establish valuation allowances for deferred tax assets is continually assessed, as facts and circumstances change, and at a minimum quarterly, based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of profitability and taxable income, the duration of statutory carryforward periods, our experience with the utilization of operating loss and tax credit carryforwards before expiration and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified.

In performing our second quarter 2023 valuation allowance analysis, we determined that the positive evidence in favor of releasing a portion of our valuation allowance for certain state jurisdictions, outweighed the negative evidence. We utilize a rolling twelve quarters of pre-tax income adjusted for permanent book to tax differences as a measure of cumulative results in recent years. We transitioned from a cumulative loss position to a cumulative income position over the rolling twelve quarters ended June 30, 2023. Other evidence considered in the analysis included, but was not limited to, a trend reflective of improvement in recent earnings, forecasts of profitability and taxable income and the reversal of existing temporary differences. The change in these conditions during the three months ended June 30, 2023 provided positive evidence that supported the release of the valuation allowance against a significant portion of our state deferred tax assets. As such, we concluded that it was more likely than not that the benefit from our deferred tax assets would be realized. As a result, during the second quarter of 2023, we released $35.9 million of valuation allowance on our state income tax net operating loss carryforwards and other deferred tax assets.

Other Long-Term Tax Liabilities

The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the locations where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes, which prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. Recognition occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement is only addressed if the position is deemed to be more likely than not to be sustained. The tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position is derecognized. Accounting standards for uncertain tax positions specifically prohibit the use of a valuation allowance as a substitute for derecognition of tax positions. As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes. If applicable, accrued interest and penalties are included in other long-term tax liabilities on the consolidated balance sheets.

The IRS has selected our federal corporate income tax return for the tax year ended December 31, 2021, for examination. The IRS examination began in the second quarter of 2024. As of December 31, 2024, and for the year then ended, there were no changes to our unrecognized tax benefits to date.

Self-Insurance Reserves

We are self-insured for various insurance coverages such as property, general liability, employee health and workers' compensation costs with the appropriate levels of deductibles and retentions. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. Management believes the estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Certain of these claims represent obligations to make future payments; and therefore, we discount such reserves to an amount representing the present value of the claims which will be paid in the future using a blended rate, which represents the inherent risk and the average payout duration. Self-insurance reserves are included in accrued liabilities on our consolidated balance sheets.

The activity comprising our self-insurance reserves is as follows:

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
Beginning balance, January 1,	$ 33,857	$ 37,492	$ 42,563
Additions			
Charged to costs and expenses	79,373	68,981	81,249
Payments made	(80,173)	(72,616)	(86,320)
Ending balance, December 31,	$ 33,057	$ 33,857	$ 37,492

Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income and other comprehensive income (loss). Components of the Company's comprehensive income are reported in the accompanying consolidated statements of changes in stockholders' equity and consolidated statements of comprehensive income. The accumulated other comprehensive income (loss) at December 31, 2024, consists of unrealized gains and losses on the investment available for sale resulting from changes in fair value and foreign currency translation adjustments.

Leases

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. For our operating leases for which the rate implicit in the lease is not readily determinable, we generally use an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The incremental borrowing rate is determined based on the weighted average incremental borrowing rate at the lease commencement or modification date that is commensurate with the rate of interest in a similar economic environment that we would have to pay to borrow an amount equal to our future lease payments on a collateralized basis over a similar term, including reasonably certain options to extend or terminate. The determination of the incremental borrowing rate could materially impact our lease liabilities. Operating right-of-use ("ROU") assets and finance lease assets are recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components are accounted for separately.

Revenue Recognition

The Company's revenue contracts with customers consist of gaming wagers (including both those made at our gaming entertainment properties and online B2C wagers), hotel room sales, food & beverage offerings and other amenity transactions. See *Collaborative Arrangements* below for further discussion of revenues earned under our online collaborative arrangements. The transaction price for a gaming wagering contract is the difference between gaming wins and losses, not the total amount wagered. Cash discounts, commissions and other cash incentives to customers related to gaming play are recorded as a reduction of gaming revenues. The transaction price for hotel, food & beverage and other contracts is the net amount collected from the customer for such goods and services. Hotel, food & beverage and other services have been determined to be separate, stand-alone performance obligations and the transaction price for such contracts is recorded as revenue as the good or service is transferred to the customer over their stay at the hotel, when the delivery is made for the food & beverage or when the service is provided for other amenity transactions.

We have established a player loyalty point program to encourage repeat business from frequent and active slot machine customers and other patrons. Members earn points based on gaming activity and such points can be redeemed for complimentary slot play, food & beverage, hotel rooms and other free goods and services.

Gaming wager contracts involve two performance obligations for those customers earning points under the Company's player loyalty program and a single performance obligation for customers who do not participate in the program. The Company applies a practical expedient by accounting for its gaming contracts on a portfolio basis as such wagers have similar characteristics and the Company reasonably expects the effects on the financial statements of applying the revenue recognition guidance to the portfolio to not differ materially from that which would result if applying the guidance to an individual wagering contract. For purposes of allocating the transaction price in a wagering contract between the wagering performance obligation and the obligation associated with the loyalty points earned, the Company allocates an amount to the player loyalty contract liability based on the stand-alone selling price of the points earned, which is determined by the value of a point that can be redeemed for a hotel room stay, food & beverage or other amenities. Sales and usage-based taxes are excluded from revenues. An amount is allocated to the gaming wager performance obligation using the residual approach as the stand-alone price for wagers is highly variable and no set established price exists for such wagers. The allocated revenue for gaming wagers, excluding race and sports wagers, is recognized when the wagers occur as all such wagers settle immediately. The allocated revenue for race and sports wagers is recognized when the specific event or game occurs. The player loyalty contract liability amount is deferred and recognized as revenue when the customer redeems the points for a hotel room stay, food & beverage or other amenities and such goods or services are delivered to the customer. See Note 6, *Accrued Liabilities*, for the balance outstanding related to the player loyalty program.

The Company collects advance deposits from hotel customers for future hotel reservations and other future events such as banquets and ticketed events. These advance deposits represent obligations of the Company until the hotel room stay is provided to the customer or the banquet or ticketed event occurs. See Note 6, *Accrued Liabilities*, for the balance outstanding related to advance deposits.

The Company's outstanding chip liability represents the amounts owed in exchange for gaming chips held by a customer. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. See Note 6, *Accrued Liabilities*, for the balance related to outstanding chips.

The retail value of hotel accommodations, food & beverage, and other services furnished to guests without charge is recorded as departmental revenues. Gaming revenues are net of incentives earned in our player loyalty program and the estimated retail value of complimentary goods and services provided to customers (such as complimentary rooms and food & beverage). The estimated retail values related to goods and services provided to customers without charge or upon redemption of points under our player loyalty program, included in departmental revenues, and therefore reducing our gaming revenues, are as follows:

	Year Ended December 31,		
(In thousands)	2024	2023	2022
Food & beverage	$ 128,322	$ 119,202	$ 116,364
Rooms	62,944	62,521	65,485
Other	8,595	8,679	8,818

Gaming Taxes
We are subject to taxes based on gross gaming revenues in the jurisdictions in which we operate. These gaming taxes are assessed based on our gaming revenues and are recorded in the consolidated statements of operations as a gaming expense for gaming entertainment properties and online expense for Boyd Interactive operations. Gaming taxes recorded as gaming expense totaled approximately $515.3 million, $512.0 million and $523.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Gaming taxes recorded as online expense, excluding taxes paid under collaborative arrangements (see *Collaborative Arrangements* below for further discussion), totaled $14.4 million, $6.2 million and $0.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Advertising Expense
Direct advertising costs are expensed the first time such advertising appears. Advertising costs are included in selling, general and administrative expenses on the consolidated statements of operations and totaled $26.9 million, $22.4 million and $18.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Corporate Expense

Corporate expense represents unallocated payroll, professional fees, rent, aircraft costs and various other expenses that are not directly related to our casino, hotel and online operations, in addition to the corporate portion of share-based compensation expense.

Project Development, Preopening and Writedowns

Project development, preopening and writedowns represent: (i) certain costs incurred and recoveries realized related to the activities associated with various acquisition opportunities, strategic initiatives, dispositions and other business development activities in the ordinary course of business; (ii) certain costs of start-up activities that are expensed as incurred in our ongoing efforts to develop gaming activities in new jurisdictions and expenses related to other new business development activities that do not qualify as capital costs; (iii) asset writedowns; and (iv) realized gains arising from asset dispositions.

Share-Based Compensation

Share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the employee's requisite service period. The requisite service period can be impacted by the provisions of the Company's stock compensation programs that provide for automatic vesting acceleration upon retirement (including as a result of death or disability) for those long-service participants achieving defined age and years of service criteria. These acceleration provisions do not apply to stock grants and awards issued within six months of the employee's retirement. Compensation costs related to stock option awards are calculated based on the fair value of each major option grant on the date of the grant using the Black-Scholes option pricing model, which requires the following assumptions: expected stock price volatility, risk-free interest rates, expected option lives and dividend yields. We form our assumptions using historical experience and observable market conditions.

Currency Translation

The Company translates the financial statements of its foreign subsidiary that are not denominated in U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. If a material income statement event occurs, the transaction would be translated at the exchange rate in effect on the date of occurrence. Translation adjustments resulting from this process are recorded in other comprehensive income (loss). Gains or losses from foreign currency transaction remeasurements are recorded as other non-operating income (expense).

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the additional dilution for all potentially-dilutive securities, such as stock options.

Collaborative Arrangements

We hold a five percent equity ownership in and have a strategic partnership with FanDuel Group ("FanDuel"), the nation's leading sports-betting operator, to pursue sports-betting opportunities across the country, both at our gaming entertainment properties and online. Subject to state law and regulatory approvals, we have established a presence in the sports wagering industry, both at our gaming entertainment properties and online, by leveraging FanDuel's technology and related services. We offer online sports wagering under the FanDuel brand or under market access agreements with other companies in Illinois, Indiana, Iowa, Kansas, Louisiana, Ohio and Pennsylvania. We also operate sportsbooks under the FanDuel brand at one of our Downtown Las Vegas gaming entertainment properties, our gaming entertainment properties in Mississippi and all of the gaming entertainment properties in the states where we

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

offer online sports wagering. Under our online collaborative arrangements with FanDuel and other third parties, we receive a revenue share from FanDuel or the other third-party operators based on actual wagering wins and losses. The activities under these collaborative arrangements related to online wagering, are recorded in online revenue and online expense on the consolidated statements of operations. The activities under these collaborative arrangements related to sportsbooks at our gaming entertainment properties, are recorded in gaming revenue and gaming expense.

Under certain of our collaborative arrangements, we are the primary obligor and are responsible for paying gaming taxes and other license payments owed as the gaming licensee for the related online gaming activities. We are reimbursed for these taxes and other payments by the third-party operators. We report these gaming taxes and other expenses paid as online expense and the reimbursements we receive as online revenues. These taxes and other payments totaled approximately $450.5 million, $328.0 million and $207.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Our five percent equity ownership in FanDuel is recorded at cost in accordance with the measurement alternative allowed under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 321, *Accounting for Investments in Equity Securities*. We do not have the ability to exercise significant influence over FanDuel's operating and financial policies. We evaluate the investment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We evaluate the recorded value of the investment when any observable price changes in orderly transactions for an identical or similar investment would require an adjustment of the investment to fair value.

Concentration of Credit Risk
Financial instruments that subject us to credit risk consist of cash equivalents and accounts receivable.

Our policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market and tax-free bond funds which are exposed to minimal interest rate and credit risk. We have bank deposits that may at times exceed federally insured limits.

Concentration of credit risk, with respect to gaming receivables, is limited through our credit evaluation process. We issue markers to approved gaming customers only following credit checks and investigations of creditworthiness.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently Adopted Accounting Pronouncements
Accounting Standards Update ("ASU") 2023-07, Segment Reporting, Topic 280, Improvements to Reportable Segment Disclosures ("Update 2023-07")
In November 2023, the FASB issued Update 2023-07 to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Update 2023-07 is to be applied retrospectively and is effective for financial statements issued for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. The Company adopted Update 2023-07 during first quarter 2024, and the guidance was applied and discussed in Note 14, *Segment Information*.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

ASU 2021-08, Business Combinations, Topic 805 ("Update 2021-08")
In October 2021, the FASB issued Update 2021-08 to improve the accounting for acquired revenue contracts with customers in a business combination. Under current GAAP, an acquirer generally recognizes assets acquired and liabilities assumed in a business combination at fair value on the acquisition date. ASU 2021-08 requires acquiring entities to apply Topic 606, *Revenue Recognition*, to recognize and measure contract assets and liabilities in a business combination. Update 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted Update 2021-08 during third quarter 2022, and the guidance was applied in accounting for the Boyd Interactive acquisition as discussed in Note 2, *Acquisition*.

ASU 2021-05, Leases, Topic 842 ("Update 2021-05")
In July 2021, the FASB issued Update 2021-05 to clarify guidance for lessors with lease contracts that have variable lease payments that do not depend on a reference index or rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. Update 2021-05 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted Update 2021-05 during first quarter 2022, and the impact of the adoption to its consolidated financial statements was not material.

Recently Issued Accounting Pronouncements
ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, Subtopic 220-40, Disaggregation of Income Statement Expenses ("Update 2024-03")
In November 2024, the FASB issued Update 2024-03 which expands disclosures about specific expense categories presented on the face of the income statement. Update 2024-03 is effective for financial statements issued for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the impact of the adoption of Update 2024-03 to the consolidated financial statements.

ASU 2023-09, Income Taxes, Topic 740, Improvements to Income Tax Disclosures ("Update 2023-09")
In December 2023, the FASB issued Update 2023-09 to improve income tax disclosure requirements, primarily related to rate reconciliations and income taxes paid. Update 2023-09 is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact of the adoption of Update 2023-09 to the consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently being studied by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

NOTE 2.   ACQUISITIONS
Resorts Digital Gaming, LLC
On September 1, 2024, Boyd Interactive Gaming, Inc. ("Boyd Interactive Inc."), a wholly owned subsidiary of the Company, completed its acquisition of Resorts Digital, pursuant to a Membership Interest Purchase Agreement (the "Membership Agreement"), entered into on May 15, 2024, by and among Boyd Interactive Inc., DGMB Casino Holding, LLC and DGMB Casino SPE Corp. Resorts Digital is now a wholly owned subsidiary of Boyd Interactive Inc.

Resorts Digital is an online casino operator based in New Jersey, operating a dual-brand strategy across Resorts Casino and Mohegan Sun. This acquisition is another step forward in building out our online casino business. In addition to

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

acquiring the existing online business under both brands, the acquisition includes a 20-year marketing agreement with a 10-year renewal option that provides for marketing and promotional services at Resorts Casino in Atlantic City, New Jersey. This marketing agreement allows us to provide our online customers in New Jersey access to a gaming entertainment property where they can redeem points earned under our loyalty program for such amenities as complimentary food & beverage and hotel rooms. The acquired company is aggregated into our Online segment (See Note 14, *Segment Information*).

Consideration Transferred
The fair value of the consideration transferred on the date of the Membership Agreement included the purchase price of the net assets transferred. The total gross cash consideration was $34.0 million (with $3.7 million of cash and restricted cash acquired, for total cash paid for acquisitions, net of cash received of $30.3 million).

Status of Purchase Price Allocation
The Company followed the acquisition method of accounting pursuant to FASB ASC Topic 805. For purposes of these consolidated financial statements, we have allocated the purchase price to the assets acquired and the liabilities assumed based on their fair values as determined by management with the assistance from third-party specialists. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed was recorded as goodwill. The Company recognized the assets acquired and liabilities assumed in the acquisition based on fair value estimates as of the date of the acquisition. In the fourth quarter of 2024, the Company finalized its determination of the fair value of the intangible assets acquired, along with the related allocation of goodwill. There was no change in the final determination of fair value of the intangible assets acquired or the related allocation of goodwill from the preliminary values included in the condensed financial statements at September 30, 2024.

The following table summarizes the preliminary purchase price allocation reported in the Company's financial statements as of September 30, 2024, and the adjustments to the preliminary purchase price allocation to derive the final purchase price allocation, as reflected in the Company's financial statements as of December 31, 2024:

(In thousands)	Preliminary Allocation September 30, 2024	Adjustments	Final Purchase Price Allocation
Current assets	$ 4,316	$ (13)	$ 4,303
Other assets	110	—	110
Intangible assets	22,800	—	22,800
Total acquired assets	27,226	(13)	27,213
Current liabilities	3,918	(27)	3,891
Other liabilities	28	—	28
Total liabilities assumed	3,946	(27)	3,919
Net identifiable assets acquired	23,280	14	23,294
Goodwill	10,700	—	10,700
Net assets acquired	$ 33,980	$ 14	$ 33,994

The following table summarizes the values assigned to acquired intangible assets and weighted average useful lives of definite-lived intangible assets:

(In thousands)	Useful Lives (in years)	As Recorded
Gaming license right	Indefinite	$ 15,000
Customer relationships	5	3,300
Marketing agreement	20	4,500
Total intangible assets acquired		$ 22,800

The goodwill recognized is the excess of the purchase price over the preliminary values assigned to the assets acquired and liabilities assumed. All of the goodwill was assigned to the Online reportable segment.

The Company expensed $0.1 million of acquisition related costs during the year ended December 31, 2024. These costs are included in project development, preopening and writedowns on the consolidated statements of operations.

The revenue and earnings from the acquisition are not material for the period subsequent to acquisition through December 31, 2024. The pro-forma revenue and earnings from the acquisition assuming all impacts as if it had been completed on January 1, 2024, are not material through December 31, 2024.

Pala Interactive
On November 1, 2022, Boyd Interactive Inc., a wholly owned subsidiary of the Company, completed its acquisition of Pala Interactive and its subsidiaries, including its Canadian subsidiary Pala Canada, pursuant to a Purchase Agreement and Plan of Merger (the "Merger Agreement"), entered into on March 28, 2022, by and among Boyd Interactive Inc., Boyd Phoenix Acquisition, LLC ("Merger Sub"), a wholly owned subsidiary of Boyd Interactive Inc., Boyd Phoenix Canada Inc., a wholly owned subsidiary of Boyd Gaming, Pala Interactive, Pala Canada Holdings, LLC and Shareholder Representative Services LLC as representative of the holders of the membership interests of Pala Interactive. Pursuant to the Merger Agreement, Merger Sub merged with and into Pala Interactive (the "Merger"), with Pala Interactive surviving the Merger. Pala Interactive is now a wholly owned subsidiary of Boyd Interactive Inc.

Pala Interactive is an innovative online gaming technology company that provides proprietary solutions on both a B2B and B2C basis in regulated markets across the United States and Canada. We view this acquisition as an important step forward in our online growth strategy as it provides us with the talent and technology to begin building our regional online casino business. While online casinos are now limited to just a few states, over the long term we believe there is growth and additional profit potential for our Company from online gaming. By owning and operating an online gaming business, we will be able to leverage our nationwide portfolio and extensive customer database to grow in the online casino space. The acquired company is aggregated into our Online segment (See Note 14, *Segment Information*).

Consideration Transferred
The fair value of the consideration transferred on the date of the Merger Agreement included the purchase price of the net assets transferred. The total gross cash consideration was $175.2 million (with $7.3 million of cash acquired, for total cash paid for acquisitions, net of cash received of $167.9 million).

Status of Purchase Price Allocation
The Company followed the acquisition method of accounting pursuant to FASB ASC Topic 805. For purposes of these consolidated financial statements, we have allocated the purchase price to the assets acquired and the liabilities

assumed based on their fair values as determined by management with the assistance from third-party specialists. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed was recorded as goodwill. The Company recognized the assets acquired and liabilities assumed in the acquisition based on fair value estimates as of the date of the Merger. In the second quarter of 2023, the Company finalized its determination of the fair value of the intangible assets acquired, along with the related allocation of goodwill. There was no change in the final determination of fair value of the intangible assets acquired or the related allocation of goodwill from the preliminary values included in the consolidated financial statements at December 31, 2022.

The following table summarizes the purchase price allocation as of the acquisition date of November 1, 2022:

(In thousands)	As Recorded
Current assets	$ 10,456
Property and equipment	445
Other assets	740
Intangible assets	77,000
Total acquired assets	88,641
Current liabilities	4,462
Other liabilities	3,007
Total liabilities assumed	7,469
Net identifiable assets acquired	81,172
Goodwill	94,037
Net assets acquired	$ 175,209

The following table summarizes the values assigned to acquired property and equipment and estimated useful lives:

(In thousands)	Useful Lives (in years)	As Recorded
Buildings and improvement	5	$ 22
Furniture and equipment	2-5	423
Property and equipment acquired		$ 445

The following table summarizes the values assigned to acquired intangible assets and weighted average useful lives of definite-lived intangible assets:

(In thousands)	Useful Lives (in years)	As Recorded
Developed technology	10	$ 36,000
B2B relationships	7-10	28,000
B2C relationships	12	13,000
Total intangible assets acquired		$ 77,000

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

The goodwill recognized is the excess of the purchase price over the values assigned to the assets acquired and liabilities assumed. All of the goodwill was assigned to reporting units included in the Online segment. All of the goodwill, except $7.8 million allocated to Pala Canada, is expected to be deductible for income tax purposes.

The Company expensed acquisition related costs of $0.7 million and $5.5 million during the years ended December 31, 2023 and 2022, respectively. There were no acquisition related costs during the year ended December 31, 2024. These costs are included in project development, preopening and writedowns on the consolidated statements of operations.

The revenue and earnings from the Merger are not material for the period subsequent to acquisition through December 31, 2022. The pro-forma revenue and earnings from the Merger assuming all impacts as if it had been completed on January 1, 2022, are not material through December 31, 2022.

NOTE 3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	
(In thousands)	**2024**	**2023**
Land	$ 338,469	$ 338,469
Buildings and improvements	3,398,700	3,237,863
Furniture and equipment	1,870,124	1,742,666
Riverboats and barges	211,879	241,826
Construction in progress	148,571	182,710
Total property and equipment	5,967,743	5,743,534
Less accumulated depreciation	(3,288,467)	(3,201,022)
Property and equipment, net	$ 2,679,276	$ 2,542,512

Construction in progress primarily relates to costs capitalized in conjunction with major improvements that have not yet been placed into service, and accordingly, such costs are not currently being depreciated.

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $259.8 million, $240.0 million and $248.4 million, respectively.

NOTE 4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

(In thousands)	December 31, 2024					
	Weighted Useful Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Losses	Effect of Foreign Currency Exchange	Intangible Assets, Net
Amortizing intangibles						
Customer relationships	2.1	$ 7,225	$ (4,145)	$ —	$ —	$ 3,080
Host agreements	8.4	58,000	(25,456)	—	—	32,544
Development agreement	4.6	21,373	(7,251)	—	—	14,122
Developed technology	7.3	43,435	(9,045)	—	(418)	33,972
B2B relationships	5.0	28,000	(8,481)	—	(80)	19,439
B2C relationships	9.8	13,000	(2,347)	—	—	10,653
Marketing agreement	19.7	4,500	(75)	—	—	4,425
		175,533	(56,800)	—	(498)	118,235
Indefinite lived intangible assets						
Trademarks	Indefinite	199,900	—	(32,275)	—	167,625
Gaming license rights	Indefinite	1,393,081	(33,960)	(253,974)	—	1,105,147
		1,592,981	(33,960)	(286,249)	—	1,272,772
Balances, December 31, 2024		$ 1,768,514	$ (90,760)	$ (286,249)	$ (498)	$ 1,391,007

(In thousands)	December 31, 2023					
	Weighted Useful Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Losses	Effect of Foreign Currency Exchange	Intangible Assets, Net
Amortizing intangibles						
Customer relationships	0.1	$ 35,050	$ (35,010)	$ —	$ —	$ 40
Host agreements	9.4	58,000	(21,589)	—	—	36,411
Development agreement	5.6	21,373	(4,198)	—	—	17,175
Developed technology	8.5	39,981	(4,482)	—	225	35,724
B2B relationships	6.0	28,000	(4,566)	—	52	23,486
B2C relationships	10.8	13,000	(1,264)	—	—	11,736
		195,404	(71,109)	—	277	124,572
Indefinite lived intangible assets						
Trademarks	Indefinite	199,900	—	(32,275)	—	167,625
Gaming license rights	Indefinite	1,378,081	(33,960)	(243,474)	—	1,100,647
		1,577,981	(33,960)	(275,749)	—	1,268,272
Balances, December 31, 2023		$ 1,773,385	$ (105,069)	$ (275,749)	$ 277	$ 1,392,844

Amortizing Intangible Assets
Customer Relationships
Customer relationships represent the value of repeat business associated with our customer loyalty programs. The value of customer relationships is determined using a multi-period excess earnings method, which is a specific discounted cash flow model. The value is determined at an amount equal to the present value of the incremental after-tax cash flows attributable only to these customers, discounted to present value at a risk-adjusted rate of return. With respect to the application of this methodology, we used the following significant projections of future cash flows, assumptions and estimates: revenue of our rated customers, based on expected level of play; promotional allowances provided to these existing customers; attrition rate related to these customers; operating expenses; general and administrative expenses; trademark expense; discount rate; and the present value of tax benefit.

Host Agreements
Host agreements represent the value associated with the host establishment relationships of our distributed gaming operator. The value of host agreements is determined using a multi-period excess earnings method, which is a specific discounted cash flow model. The value is determined at an amount equal to the present value of the incremental after-tax cash flows attributable only to these establishments, discounted to present value at a risk-adjusted rate of return.

Development Agreement
Development agreement is an acquired contract with Wilton Rancheria under which the Company developed the Sky River Casino on the Wilton Rancheria's land. Amortization of this asset began on August 15, 2022, upon the opening of Sky River Casino.

Developed Technology
Developed technology represents the value associated with our online gaming platform. The value is determined using the relief from royalty method, which presumes that without ownership of such technology, we would have to make a stream of payments to a technology owner in return for the right to use their technology. By virtue of this asset, we avoid any such payments and record the related intangible value of our ownership of the technology. We used the following significant projections of future cash flows, assumptions and estimates to determine value under the relief from royalty method: revenue from online gaming activities; royalty rate; tax expense; obsolescence rate; discount rate; and present value of tax benefit.

B2B Relationships and B2C Relationships
B2B relationships and B2C relationships represent the value of our customer relationships, including those under contractual arrangements, associated with our online gaming operations. The value of B2B and B2C relationships are determined using a multi-period excess earnings method, which is a specific discounted cash flow model. The value is determined at an amount equal to the present value of the incremental after-tax cash flows attributable only to those customer relationships, discounted to present value at a risk-adjusted rate of return. With respect to the application of this methodology, we used the following significant projections of cash flows, assumptions and estimates: revenue of those customers, based on expected level of play and the specific contractual arrangement; promotional allowances and attrition rate related to these relationships; operating expenses; general and administrative expenses; contributory asset charge; discount rate; and the present value of tax benefit.

Marketing Agreement
Marketing agreement is an acquired contract for which the Company, while utilizing the Resorts World and Mohegan Sun brands, receives marketing and promotional services at Resorts Casino in Atlantic City, New Jersey. The value is determined at an amount equal to the present value of the projected marketing expense after-tax savings that would be expected to be incurred absent such marketing agreement providing such advertising.

Indefinite Lived Intangible Assets
Trademarks
Trademarks are based on the value of our brands, which reflect the level of service and quality we provide and from which we generate repeat business. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademark, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible value of our ownership of the trade name. We used the following significant projections of future cash flows, assumptions and estimates to determine value under the relief from royalty method: revenue from gaming, food & beverage, hotel and other revenue-producing activities; royalty rate; tax expense; terminal growth rate; discount rate; and the present value of tax benefit.

Gaming License Rights
Gaming license rights represent the value of the license to conduct gaming in certain jurisdictions, which is subject to highly extensive regulatory oversight, and a limitation on the number of licenses available for issuance therein. In the majority of cases, the value of our gaming licenses is determined using a multi-period excess earnings method, which is a specific discounted cash flow model. The value is determined at an amount equal to the present value of the incremental after-tax cash flows attributable only to future gaming revenue, discounted to present value at a risk-adjusted rate of return. With respect to the application of this methodology, we used the following significant projections of future cash flows, assumptions and estimates: gaming revenues; gaming operating expenses; general and administrative expenses; tax expense; terminal value; and discount rate. In two instances, we determine the value of our gaming licenses by applying a cost approach. Our primary consideration in the application of this methodology is the initial statutory fee associated with acquiring a gaming license in the jurisdiction.

Activity for the Years Ended December 31, 2024, 2023 and 2022

The following table sets forth the changes in these intangible assets:

(In thousands)	Customer Relationships	Host Agreements	Development Agreement	Developed Technology	B2B Relationships	B2C Relationships	Marketing Agreement	Trademarks	Gaming License Rights	Intangible Assets, Net
Balance, January 1, 2022	$ 4,302	$ 44,144	$ 21,373	$ —	$ —	$ —	$ —	$ 176,800	$ 1,121,801	$ 1,368,420
Additions	—	—	—	36,445	28,000	13,000	—	—	146	77,591
Impairments	—	—	—	—	—	—	—	(9,175)	—	(9,175)
Amortization	(3,322)	(3,866)	(1,145)	(600)	(652)	(181)	—	—	—	(9,766)
Effect of foreign currency exchange	—	—	—	53	12	—	—	—	—	65
Balance, December 31, 2022	980	40,278	20,228	35,898	27,360	12,819	—	167,625	1,121,947	1,427,135
Additions	—	—	—	3,536	—	—	—	—	—	3,536
Impairments	—	—	—	—	—	—	—	—	(21,300)	(21,300)
Amortization	(940)	(3,867)	(3,053)	(3,882)	(3,914)	(1,083)	—	—	—	(16,739)
Effect of foreign currency exchange	—	—	—	172	40	—	—	—	—	212
Balance, December 31, 2023	40	36,411	17,175	35,724	23,486	11,736	—	167,625	1,100,647	1,392,844
Additions	3,300	—	—	3,454	—	—	4,500	—	15,000	26,254
Impairments	—	—	—	—	—	—	—	—	(10,500)	(10,500)
Amortization	(260)	(3,867)	(3,053)	(4,563)	(3,915)	(1,083)	(75)	—	—	(16,816)
Effect of foreign currency exchange	—	—	—	(643)	(132)	—	—	—	—	(775)
Balance, December 31, 2024	$ 3,080	$ 32,544	$ 14,122	$ 33,972	$ 19,439	$ 10,653	$ 4,425	$ 167,625	$ 1,105,147	$ 1,391,007

Future Amortization

Customer relationships are being amortized on an accelerated basis over a weighted average original useful life of five years. Host agreements are being amortized on a straight-line basis over an original life of 15 years. The development agreement is being amortized on a straight-line basis over an original life of seven years. Developed technology is being amortized on a straight-line basis over an original life of 10 years. B2B relationships are being amortized on a straight-line basis over an original life of 7 years and 10 years. B2C relationships are being amortized

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

on a straight-line basis over an original life of 12 years. The marketing agreement is being amortized on a straight-line basis over an original life of 20 years. Future amortization is as follows:

(In thousands)	Customer Relationships	Host Agreements	Development Agreement	Developed Technology	B2B Relationships	B2C Relationships	Marketing Agreement	Total
For the year ending December 31,								
2025	$ 660	$ 3,867	$ 3,053	$ 4,883	$ 3,833	$ 1,083	$ 225	$ 17,604
2026	660	3,867	3,053	4,908	3,914	1,083	225	17,710
2027	660	3,867	3,053	4,906	3,914	1,083	225	17,708
2028	660	3,867	3,053	4,661	3,914	1,083	225	17,463
2029	440	3,867	1,910	4,414	3,296	1,083	225	15,235
Thereafter	—	13,209	—	10,200	568	5,238	3,300	32,515
Total future amortization	$ 3,080	$ 32,544	$ 14,122	$ 33,972	$ 19,439	$ 10,653	$ 4,425	$ 118,235

Trademarks and gaming license rights are not subject to amortization, as we have determined that they have an indefinite useful life; however, these assets are subject to an annual impairment test each year and between annual test dates in certain circumstances.

Impairments

As a result of our first quarter 2024 impairment review, the Company recorded an impairment charge of $10.5 million for a gaming license right related to our Midwest & South segment.

As a result of our annual 2023 impairment test and our fourth quarter 2023 impairment review, the Company recorded an impairment charge of $21.3 million for gaming license rights related to our Midwest & South segment.

As a result of our third quarter 2022 impairment review, the Company recorded an impairment charge of $5.6 million for a trademark related to a property in our Midwest & South segment. As a result of our annual 2022 impairment test and our fourth quarter 2022 impairment review, the Company recorded additional impairment charges of $3.6 million for trademarks related to our Midwest & South segment.

NOTE 5. GOODWILL
Goodwill consists of the following:

	December 31, 2024				
(In thousands)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Losses	Effect of Foreign Currency Exchange	Goodwill, Net
Goodwill, net by Segment					
Las Vegas Locals	$ 593,567	$ —	$ (188,079)	$ —	$ 405,488
Downtown Las Vegas	6,997	(6,134)	—	—	863
Midwest & South	636,269	—	(107,470)	—	528,799
Online	104,737	—	(82,000)	2	22,739
Managed & Other	30,529	—	(30,529)	—	—
Balances, December 31, 2024	$ 1,372,099	$ (6,134)	$ (408,078)	$ 2	$ 957,889

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	December 31, 2023				
(In thousands)	**Gross Carrying Value**	**Accumulated Amortization**	**Accumulated Impairment Losses**	**Effect of Foreign Currency Exchange**	**Goodwill, Net**
Goodwill, net by Segment					
Las Vegas Locals	$ 593,567	$ —	$ (188,079)	$ —	$ 405,488
Downtown Las Vegas	6,997	(6,134)	—	—	863
Midwest & South	636,269	—	(107,470)	—	528,799
Online	94,037	—	(82,000)	154	12,191
Managed & Other	30,529	—	(30,529)	—	—
Balances, December 31, 2023	$ 1,361,399	$ (6,134)	$ (408,078)	$ 154	$ 947,341

Changes in Goodwill
During the year ended December 31, 2024, we recorded $10.7 million of goodwill, in our Online segment related to the acquisition of Resorts Digital.

During the year ended December 31, 2023, we recorded goodwill impairment charges of $86.5 million, of which $82.0 million related to our Online segment and $4.5 million related to Managed & Other, our aggregated other nonreportable operating segments category.

During the year ended December 31, 2022, we recorded $94.0 million of goodwill, in our Online segment related to our acquisition of Pala Interactive, and impairment charges of $31.6 million related to our Midwest & South segment.

The following table sets forth the changes in our goodwill, net, during the years ended December 31, 2024, 2023 and 2022.

(In thousands)	**Goodwill, Net**
Balance, January 1, 2022	$ 971,287
Additions	94,037
Effect of foreign currency exchange	20
Impairments	(31,600)
Balance, December 31, 2022	1,033,744
Effect of foreign currency exchange	134
Impairments	(86,537)
Balance, December 31, 2023	947,341
Additions	10,700
Effect of foreign currency exchange	(152)
Balance, December 31, 2024	$ 957,889

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 6.   ACCRUED LIABILITIES

Accrued liabilities consist of the following:

(In thousands)	December 31, 2024	December 31, 2023
Payroll and related	$ 86,267	$ 82,327
Interest	17,593	17,841
Gaming	73,321	68,749
Player loyalty program	20,896	23,850
Advance deposits	15,426	15,511
Outstanding chips	7,790	8,164
Dividends payable	14,665	15,508
Operating leases	102,855	98,867
Other	108,602	96,562
Total accrued liabilities	$ 447,415	$ 427,379

NOTE 7.   LONG-TERM DEBT

Long-term debt, net of current maturities and debt issuance costs, consists of the following:

(In thousands)	Interest Rates at December 31, 2024	Outstanding Principal	Unamortized Origination Fees and Costs	Long-Term Debt, Net
		December 31, 2024		
Credit facility	6.169%	$ 1,300,300	$ (9,109)	$ 1,291,191
4.750% senior notes due 2027	4.750%	1,000,000	(5,844)	994,156
4.750% senior notes due 2031	4.750%	900,000	(8,763)	891,237
Other	5.208%	6	—	6
Total long-term debt		3,200,306	(23,716)	3,176,590
Less current maturities		44,006	—	44,006
Long-term debt, net		$ 3,156,300	$ (23,716)	$ 3,132,584

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	December 31, 2023			
(In thousands)	Interest Rates at December 31, 2023	Outstanding Principal	Unamortized Origination Fees and Costs	Long-Term Debt, Net
Credit facility	7.164%	$ 1,046,300	$ (13,403)	$ 1,032,897
4.750% senior notes due 2027	4.750%	1,000,000	(7,792)	992,208
4.750% senior notes due 2031	4.750%	900,000	(10,111)	889,889
Other	5.208%	504	—	504
Total long-term debt		2,946,804	(31,306)	2,915,498
Less current maturities		44,275	—	44,275
Long-term debt, net		$ 2,902,529	$ (31,306)	$ 2,871,223

Credit Facility

Credit Agreement

On March 2, 2022 (the "Closing Date"), the Company entered into a credit agreement (the "Credit Agreement") among the Company, certain direct and indirect subsidiaries of the Company as guarantors (the "Guarantors"), Bank of America, N.A., as administrative agent, collateral agent and letter of credit issuer, Wells Fargo Bank, National Association, as swingline lender, and certain other financial institutions party thereto as lenders. The Credit Agreement replaced the Third Amended and Restated Credit Agreement, dated as of August 14, 2013 (the "Prior Credit Facility"), among the Company, certain direct and indirect subsidiaries of the Company as guarantors, Bank of America, N.A., as administrative agent and letter of credit issuer, Wells Fargo Bank, National Association, as swingline lender, and certain other financial institutions party thereto as lenders.

The Credit Agreement provides for (i) a $1,450.0 million senior secured revolving credit facility (the "Revolving Credit Facility") and (ii) an $880.0 million senior secured term A loan (the "Term A Loan," collectively with the Revolving Credit Facility, the "Credit Facility"). The Revolving Credit Facility and the Term A Loan mature on March 2, 2027 (or earlier upon the occurrence or non-occurrence of certain events). The Term A Loan was fully funded on the Closing Date. Proceeds from the Credit Agreement were used to refinance all outstanding obligations under the Prior Credit Facility, including a senior secured term loan A facility and senior secured term loan B facility (the "Prior Refinancing Term B Loan"), to fund transaction costs in connection with the Credit Agreement, and for general corporate purposes.

Amounts Outstanding

The outstanding principal amounts under the Credit Facility are comprised of the following:

(In thousands)	December 31, 2024	December 31, 2023
Revolving Credit Facility	$ 475,000	$ 180,000
Term A Loan	759,000	803,000
Swing Loan	66,300	63,300
Total outstanding principal amounts	$ 1,300,300	$ 1,046,300

With a total revolving credit commitment of $1,450.0 million available under the Credit Facility, $475.0 million and $66.3 million in borrowings outstanding on the Revolving Credit Facility and on the Swing Loan, respectively, and $13.0 million allocated to support various letters of credit, there is a remaining contractual availability under the Credit Facility of $895.7 million at December 31, 2024.

Interest and Fees
The interest rate on the outstanding balance of the Revolving Credit Facility and the Term A Loan is based upon, at the Company's option, either: (i) a rate based on the Secured Overnight Financing Rate ("SOFR") administered by the Federal Reserve Bank of New York, or (ii) the base rate, in each case, plus an applicable margin. Such applicable margin is a percentage per annum determined in accordance with a specified pricing grid based on the Consolidated Total Net Leverage Ratio and ranges from 1.25% to 2.25% (if using SOFR) and from 0.25% to 1.25% (if using the base rate). A fee of a percentage per annum (which ranges from 0.20% to 0.35% and is determined in accordance with a specified pricing grid based on the Consolidated Total Net Leverage Ratio) will be payable on the unused portions of the Revolving Credit Facility. The rates based on SOFR will be determined based upon, at the Company's option, either: (i) a forward-looking SOFR term rate administered by CME Group Benchmark Administration Limited or any successor administrator, and based on interest periods of one, three or six months or such other interest period that is twelve months or less subject to the consent of lenders and the administrative agent, or (ii) a daily SOFR rate published by the Federal Reserve Bank of New York, and will include credit spread adjustments as set forth in the Credit Agreement. The "base rate" under the Credit Agreement is the highest of (x) Bank of America's publicly-announced prime rate, (y) the federal funds rate published by the Federal Reserve Bank of New York plus 0.50%, or (z) the SOFR rate for a one month interest period plus 1.00%.

Optional and Mandatory Prepayments
Pursuant to the terms of the Credit Agreement (i) the loans under the Term A Loan will amortize in an annual amount equal to 5.00% of the original principal amount thereof, commencing June 30, 2022, payable on a quarterly basis, and (ii) the Company is required to use a portion of its annual excess cash flow to prepay loans outstanding under the Credit Agreement if the Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) exceeds certain thresholds set forth in the Credit Agreement.

Amounts outstanding under the Credit Agreement may be prepaid without premium or penalty, and the unutilized portion of the commitments may be terminated without penalty, subject to certain conditions.

Subject to certain exceptions, the Company may be required to repay the amounts outstanding under the Credit Agreement in connection with certain asset sales and issuances of certain additional non-permitted or refinancing indebtedness.

Guarantees and Collateral
The Company's obligations under the Credit Agreement, subject to certain exceptions, are guaranteed by certain of the Company's subsidiaries and are secured by the capital stock of certain subsidiaries. In addition, subject to certain exceptions, the Company and each of the guarantors granted the administrative agent first priority liens and security interests on substantially all of their real and personal property (other than gaming licenses and subject to certain other exceptions) as additional security for the performance of the secured obligations under the Credit Agreement.

The Credit Agreement includes an accordion feature which permits the incurrence of one or more new tranches of revolving credit commitments or term loans and increases to the Revolving Credit Facility and Term A Loan in an aggregate amount up to the sum of (i) $1,000.0 million, (ii) the amount of certain voluntary prepayments of senior secured indebtedness of the Company, and (iii) the maximum amount of incremental commitments which, after giving effect thereto, would not cause the Consolidated First Lien Net Leverage Ratio (as defined in the Credit Agreement) to exceed 3.00 to 1.00 on a pro forma basis, in each case, subject to the satisfaction of certain conditions.

Financial and Other Covenants

The Credit Agreement contains certain financial and other covenants, including, without limitation, various covenants (i) requiring the maintenance of a minimum consolidated interest coverage ratio on a quarterly basis of 2.50 to 1.00, (ii) requiring the maintenance of a maximum Consolidated Total Net Leverage Ratio on a quarterly basis, (iii) imposing limitations on the incurrence of indebtedness and liens, (iv) imposing limitations on transfers, sales and other dispositions, and (v) imposing restrictions on investments, dividends and certain other payments.

The maximum permitted Consolidated Total Net Leverage Ratio is calculated as Consolidated Net Indebtedness to twelve-month trailing Consolidated EBITDA, as defined by the Credit Agreement. Beginning with the fiscal quarter ended September 2023, the maximum Consolidated Total Net Leverage Ratio must be no higher than 4.50 to 1.00 and prior to that was 5.00 to 1.00.

Current Maturities of Our Indebtedness

We classified certain non-extending balances under our Credit Facility as a current maturity, as such amounts come due within the next twelve months.

Senior Notes

4.750% Senior Notes due June 2031

On June 8, 2021, we issued $900.0 million aggregate principal amount of 4.750% senior notes due June 2031 ("4.750% Senior Notes due 2031"). The 4.750% Senior Notes due 2031 require semi-annual interest payments on March 15 and September 15 of each year. The 4.750% Senior Notes due 2031 will mature on June 15, 2031 and are fully and unconditionally guaranteed, on a joint and several basis, by certain of our current and future domestic restricted subsidiaries, all of which are 100% owned by us. The net proceeds from the 4.750% Senior Notes due 2031 and cash on hand were used to finance the redemption of our outstanding 6.375% senior notes due April 2026 ("6.375% Senior Notes") and 6.000% senior notes due August 2026 ("6.000% Senior Notes").

In conjunction with the issuance of the 4.750% Senior Notes due 2031, we incurred approximately $13.5 million in debt financing costs that have been deferred and are being amortized over the term of the 4.750% Senior Notes due 2031 using the effective interest method.

The 4.750% Senior Notes due 2031 contain covenants that, subject to exceptions and qualifications, among other things, limit the Company's ability and the ability of its Restricted Subsidiaries (as defined in the Indenture governing the 4.750% Senior Notes due 2031, the "4.750% Senior Notes due 2031 Indenture") to (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions or repurchase the Company's capital stock; (iii) make certain investments; and (iv) sell or merge with other companies. Upon the occurrence of a change of control (as defined in the 4.750% Senior Notes due 2031 Indenture), the Company will be required, unless certain conditions are met, to offer to repurchase the 4.750% Senior Notes due 2031 at a price equal to 101% of the principal amount of the 4.750% Senior Notes due 2031, plus any accrued and unpaid interest and Additional Interest (as defined in the 4.750% Senior Notes due 2031 Indenture), if any, up to, but not including, the date of purchase. If the Company sells assets, it will be required under certain circumstances to offer to purchase the 4.750% Senior Notes due 2031.

At any time prior to June 15, 2026, we may redeem the 4.750% Senior Notes due 2031, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, up to, but excluding, the applicable redemption date, plus a make whole premium.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

4.750% Senior Notes due December 2027
On December 3, 2019, we issued $1.0 billion aggregate principal amount of 4.750% senior notes due December 2027 ("4.750% Senior Notes due 2027"). The 4.750% Senior Notes due 2027 require semi-annual interest payments on June 1 and December 1 of each year. The 4.750% Senior Notes due 2027 will mature on December 1, 2027 and are fully and unconditionally guaranteed, on a joint and several basis, by certain of our current and future domestic restricted subsidiaries, all of which are 100% owned by us. The net proceeds from the 4.750% Senior Notes due 2027 were used to finance the redemption of all of our outstanding 6.875% senior notes due in 2023 and prepay a portion of our Prior Refinancing Term B Loan.

In conjunction with the issuance of the 4.750% Senior Notes due 2027, we incurred approximately $15.7 million in debt financing costs that have been deferred and are being amortized over the term of the 4.750% Senior Notes due 2027 using the effective interest method.

The 4.750% Senior Notes due 2027 contain certain restrictive covenants that, subject to exceptions and qualifications, among other things, limit our ability and the ability of our restricted subsidiaries (as defined in the indenture governing the 4.750% Senior Notes due 2027, the "4.750% Senior Notes due 2027 Indenture") to incur additional indebtedness or liens, pay dividends or make distributions or repurchase our capital stock, make certain investments, and sell or merge with other companies. In addition, upon the occurrence of a change of control (as defined in the 4.750% Senior Notes due 2027 Indenture), we will be required, unless certain conditions are met, to offer to repurchase the 4.750% Senior Notes due 2027 at a price equal to 101% of the principal amount of the 4.750% Senior Notes due 2027, plus accrued and unpaid interest and Additional Interest (as defined in the 4.750% Senior Notes due 2027 Indenture), if any, to, but not including, the date of purchase. If we sell assets, we will be required under certain circumstances to offer to purchase the 4.750% Senior Notes due 2027.

At any time after December 1, 2022, we may redeem all or a portion of the 4.750% Senior Notes due 2027 at redemption prices (expressed as percentages of the principal amount) ranging from 102.375% to 100% in 2024 and thereafter, plus accrued and unpaid interest and Additional Interest.

In connection with the private placement of the 4.750% Senior Notes due 2027, we entered into a registration rights agreement with the initial purchasers in which we agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") to permit the holders to exchange or resell the 4.750% Senior Notes due 2027. We filed the required registration statement and commenced the exchange offer in July 2020. The exchange offer was completed on August 20, 2020 and our obligations under the registration agreement have been fulfilled.

Loss on Early Extinguishments and Modifications of Debt
There were no charges to loss on early extinguishments and modifications of debt during the years ended December 31, 2024 and 2023. During the year ended December 31, 2022, the Company redeemed the remaining $300.0 million outstanding 8.625% Senior Notes due June 2025. As part of this transaction, the Company recorded $12.9 million in premium fees paid and $3.6 million for the write-off of deferred finance charges. In addition, during the year ended December 31, 2022, the Company entered into a new credit agreement which led to writing off deferred financing charges of $3.3 million related to the Prior Credit Facility.

Covenant Compliance
As of December 31, 2024, we were in compliance with the financial and other covenants of our debt instruments.

The indentures governing the notes issued by the Company contain provisions that allow for the incurrence of additional indebtedness, if after giving effect to such incurrence, the coverage ratio (as defined in the respective

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

indentures, essentially a ratio of the Company's consolidated EBITDA to fixed charges, including interest) for the Company's trailing four quarter period on a pro forma basis would be at least 2.0 to 1.0. Should this provision prohibit the incurrence of additional debt, the Company may still borrow under its existing credit facility. At December 31, 2024, the available borrowing capacity under our Credit Facility was $895.7 million.

Scheduled Maturities of Long-Term Debt
The scheduled maturities of long-term debt are as follows:

(In thousands)		Total
For the year ending December 31,		
2025	$	44,006
2026		44,000
2027		2,212,300
2028		—
2029		—
Thereafter		900,000
Total outstanding principal of long-term debt	$	3,200,306

NOTE 8.   INCOME TAXES
Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities are provided to record the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

The components comprising our deferred income tax assets and liabilities are as follows:

		December 31,		
(In thousands)		**2024**		**2023**
Deferred income tax assets				
State net operating loss carryforwards	$	41,206	$	47,020
Operating lease liability		158,301		170,351
Share-based compensation		17,317		14,301
Other		29,770		28,362
Gross deferred income tax assets		246,594		260,034
Valuation allowance		(13,296)		(10,175)
Deferred income tax assets, net of valuation allowance		233,298		249,859
Deferred income tax liabilities				
Difference between book and tax basis of property and intangible assets		382,854		334,772
State tax liability		32,084		25,066
Right-of-use asset		154,480		166,600
Other		10,796		12,247
Gross deferred income tax liabilities		580,214		538,685
Deferred income tax liabilities, net	$	346,916	$	288,826

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

At December 31, 2024, we have state income tax net operating loss carryforwards of approximately $788.0 million, which may be used to reduce future state income taxes. The majority of the state net operating loss carryforwards will expire in various years ranging from 2025 to 2043, if not fully utilized, and the remaining may be used indefinitely.

Valuation Allowance on Deferred Tax Assets
Management assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. In evaluating our ability to recover deferred tax assets, we consider whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations.

We have maintained a valuation allowance against certain federal and state deferred tax assets as of December 31, 2024 due to uncertainties related to our ability to realize the tax benefits associated with these assets. The balance of this valuation allowance was $13.3 million as of December 31, 2024. This is an increase of $3.1 million from the prior year due to changes in state tax rates in certain states. In assessing the need to establish a valuation allowance, we consider, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of profitability and taxable income, the duration of statutory carryforward periods, our experience with the utilization of operating loss and tax credit carryforwards before expiration and tax planning strategies. Valuation allowances are evaluated periodically and subject to change in future reporting periods as a result of changes in the factors noted above.

Provision for Income Taxes
A summary of the provision for income taxes is as follows:

(In thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Current			
Federal	$ 110,433	$ 148,726	$ 129,424
State	7,456	14,937	10,843
Total current taxes provision	117,889	163,663	140,267
Deferred			
Federal	42,175	18,930	44,115
State	13,987	(49,709)	5,047
Total deferred taxes provision	56,162	(30,779)	49,162
Provision for income taxes	$ 174,051	$ 132,884	$ 189,429

The following table provides a reconciliation between the federal statutory rate and the effective income tax rate, expressed as a percentage of income before income taxes:

	Year Ended December 31,		
	2024	**2023**	**2022**
Tax at federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	2.3%	(3.7)%	1.5%
Compensation-based credits	(0.3)%	(0.3)%	(0.3)%
Nondeductible expenses	0.2%	0.2%	0.2%
Tax exempt interest	—%	—%	—%
Company provided benefits	0.1%	0.4%	0.4%
Other, net	(0.2)%	—%	0.1%
Effective tax rate	23.1%	17.6%	22.9%

Our tax provision for the year ended December 31, 2024 was unfavorably impacted by state taxes and certain nondeductible expenses, including nondeductible compensation and employee benefit expenses, which were partially offset by tax credits, foreign taxes, and the inclusion of excess tax benefits related to equity compensation as a component of the provision for income taxes.

Our tax provision for the year ended December 31, 2023 was favorably impacted by the release of state valuation allowances, tax credits, foreign taxes and inclusion of excess tax benefits related to equity compensation, as a component of the provision for income taxes and partially offset by state taxes and certain nondeductible expenses, including nondeductible compensation and employee benefit expenses.

Our tax provision for the year ended December 31, 2022 was unfavorably impacted by state taxes and certain nondeductible expenses, including nondeductible compensation and employee benefit expenses, which were partially offset by tax credits and the inclusion of excess tax benefits related to equity compensation as a component of the provision for income taxes.

Status of Examinations
We generated net operating losses on our federal income tax returns for years 2011 through 2013 and in 2020. These returns remain subject to federal examination until the statute of limitations expires for the year in which the net operating losses are utilized. We utilized all our federal net operating losses in 2021.

As it relates to our material state tax returns, we are subject to examination for tax years ended on or after December 31, 2015. The statute of limitations will expire over the period October 2025 through November 2028.

The IRS has selected our federal corporate income tax return for the tax year ended December 31, 2021, for examination. The IRS examination began in the second quarter of 2024 and is still ongoing. As of December 31, 2024, and for the year then ended, there were no changes to our unrecognized tax benefits to date.

We believe that we have adequately reserved for any tax liability; however, the ultimate resolution of these examinations may result in an outcome that is different than our current expectation. We do not believe the ultimate resolution of these examinations will have a material impact on our consolidated financial statements.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Other Long-Term Tax Liabilities

The impact of an uncertain income tax position taken in our income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained. If applicable, our liability for uncertain tax positions is recorded as other long-term tax liabilities in our consolidated balance sheets. As of December 31, 2024 and 2023 and during the years ended December 31, 2024, 2023 and 2022, the Company had no uncertain tax positions. We do not anticipate any material changes to our unrecognized tax benefits over the next twelve-month period.

NOTE 9.   COMMITMENTS AND CONTINGENCIES
Commitments
Capital Spending and Development

We continually perform on-going refurbishment and maintenance at our facilities to maintain our standards of quality. Certain of these maintenance costs are capitalized, if such improvement or refurbishment extends the life of the related asset, while other maintenance costs that do not so qualify are expensed as incurred. The commitment of capital and the related timing thereof are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.

Kansas Management Contract

As part of Kansas Star's Contract to Serve as Lottery Gaming Facility Manager for the South Central Gaming Zone on behalf of the Kansas Lottery (the "Kansas Management Contract"), approved by the Kansas Racing and Gaming Commission on January 11, 2011, Kansas Star committed to donate $1.5 million each year to support education in the local area in which Kansas Star operates for the duration of the Kansas Management Contract. We have made all distributions under this commitment as scheduled and such related expenses are recorded in selling, general and administrative expenses on the consolidated statements of operations.

Mulvane Development Agreement

On March 7, 2011, Kansas Star entered into a Development Agreement with the City of Mulvane ("Mulvane Development Agreement") related to the provision of water, sewer, and electrical utilities to the Kansas Star site. This agreement sets forth certain parameters governing the use of public financing for the provision of such utilities, through the issuance of general obligation bonds by the City of Mulvane, paid for through the imposition of a special tax assessment on the Kansas Star site payable over 15 years in an amount equal to the City's full obligations under the general obligation bonds.

All infrastructure improvements to the Kansas Star site under the Mulvane Development Agreement are complete and the City of Mulvane issued $19.7 million in general obligation bonds related to these infrastructure improvements. At both December 31, 2024 and 2023, under the Mulvane Development Agreement, Kansas Star recorded $1.6 million, which is included in accrued liabilities on the consolidated balance sheets and at December 31, 2024 and 2023, $2.0 million, net of a $0.5 million discount, and $3.1 million, net of a $0.8 million discount, respectively, which is recorded as a long-term obligation in other liabilities on the consolidated balance sheets. Interest costs are expensed as incurred and the discount will be amortized to interest expense over the term of the special tax assessment ending in 2028. Kansas Star's special tax assessment related to these bonds is approximately $1.6 million annually. Payments under the special tax assessment are secured by irrevocable letters of credit of $5.0 million issued by the Company in favor of the City of Mulvane, representing an amount equal to three times the annual special assessment tax imposed on Kansas Star.

Minimum Assessment Agreement

In 2007, Diamond Jo Dubuque entered into a Minimum Assessment Agreement with the City of Dubuque (the "City"). Under the Minimum Assessment Agreement, Diamond Jo Dubuque and the City agreed to a minimum taxable value related to the new casino of $57.9 million. Diamond Jo Dubuque agreed to pay property taxes to the City based on the actual taxable value of the casino, but not less than the minimum taxable value. Scheduled payments of principal and interest on the City Bonds will be funded through Diamond Jo Dubuque's payment obligations under the Minimum Assessment Agreement. Diamond Jo Dubuque is also obligated to pay any shortfall should property taxes be insufficient to fund the principal and interest payments on the City Bonds.

Interest costs under the Minimum Assessment Agreement obligation are expensed as incurred. As of December 31, 2024 and 2023, the remaining obligation under the Minimum Assessment Agreement was $1.9 million at each date, which was recorded in accrued liabilities on the consolidated balance sheets and $10.6 million, net of a $1.5 million discount, and $11.2 million, net of a $1.7 million discount, respectively, which was recorded as a long-term obligation in other liabilities on the consolidated balance sheets. The discount will be amortized to interest expense over the life of the Minimum Assessment Agreement. Total minimum payments by Diamond Jo Dubuque under the Minimum Assessment Agreement are approximately $1.9 million per year through 2036.

Public Parking Facility Agreement
Diamond Jo Dubuque has an agreement with the City for use of the public parking facility adjacent to Diamond Jo Dubuque's casino and owned and operated by the City (the "Parking Facility Agreement"). The Parking Facility Agreement calls for: (i) the payment by the Company for the reasonable and necessary actual operating costs incurred by the City for the operation, security, repair and maintenance of the public parking facility; and (ii) the payment by the Company to the City of $80 per parking space in the public parking facility per year, subject to annual increases based on any increase in the Consumer Price Index, which funds will be deposited into a special sinking fund and used by the City for capital expenditures necessary to maintain the public parking facility. Operating costs of the parking facility incurred by Diamond Jo Dubuque are expensed as incurred. Deposits to the sinking fund are recorded as other assets. When the sinking fund is used for capital improvements, such amounts are capitalized and amortized over their remaining useful life.

Iowa Qualified Sponsoring Organization Agreements
Diamond Jo Dubuque and Diamond Jo Worth are required to pay their respective qualified sponsoring organization, who hold a joint gaming license with Diamond Jo Dubuque and Diamond Jo Worth, a certain percentage of the casino's adjusted gross receipts on an ongoing basis. Diamond Jo Dubuque pays 4.50% on slot and table game revenues and 0.75% on sports wagering revenue. Diamond Jo Worth pays 5.76% on slot and table game revenues and 0.75% on sports wagering revenue. Diamond Jo Dubuque expensed $3.5 million, $3.5 million and $3.3 million, during the years ended December 31, 2024, 2023 and 2022, respectively, related to its agreement. Diamond Jo Worth expensed $6.2 million, $6.1 million and $5.9 million during the years ended December 31, 2024, 2023 and 2022, respectively, related to its agreement. The Diamond Jo Dubuque agreement expires on December 31, 2030. The Diamond Jo Worth agreement expires on March 31, 2025, and is subject to automatic ten-year renewal periods.

Development Agreement
In September 2011, the Company acquired the membership interests of a limited liability company (the "LLC") for a purchase price of $24.5 million. The primary asset of the LLC was a previously executed development agreement (the "Development Agreement") with Wilton Rancheria. The purchase price was allocated primarily to an intangible asset associated with the Company's rights under the agreement to assist Wilton Rancheria in the development and management of a gaming facility on Wilton Rancheria's land.

In July 2012, the Company and Wilton Rancheria amended and replaced the agreement with a new development agreement and a management agreement (the "Agreements"). The Agreements obligated us to fund certain pre-development costs, which were estimated to be approximately $1 million to $2 million annually, and to assist

Wilton Rancheria in its development and oversight of the gaming facility construction. The Agreements also provide that the Company will receive future revenue for its services to Wilton Rancheria contingent upon successful development of the gaming facility and based on future revenues of the gaming facility. In January 2017, the Company funded the acquisition of land that is the site of the Sky River Casino today and, in February 2017, the land was placed into trust by the U.S. Bureau of Indian Affairs for the benefit of Wilton Rancheria. In September 2017, the California State Legislature unanimously approved, and the Governor of California executed, a tribal-state gaming compact with Wilton Rancheria allowing the development of the casino. In October 2018, the National Indian Gaming Commission approved the Company's management contract with Wilton Rancheria. In 2022, construction of the Sky River Casino was completed and the Company funded construction of a parking lot adjacent to the casino. On August 15, 2022, the Sky River Casino opened and we began earning a management fee.

The pre-development costs financed by us, and the cost of the land and parking lot financed by us, were to be repaid under the terms of a note receivable with Wilton Rancheria bearing interest at 12.5% and payment timing and the payment amount are subject to an excess cash flow waterfall payment prioritization and maintenance of a certain leverage ratio, among other restrictions under Wilton Rancheria's third-party credit agreement that provided funding for the rest of the construction project. Given the significant barriers of the project, a majority of advances made during the 10-year period were historically reserved in full when advanced. With the opening of Sky River Casino and cash flow from operations, the Company evaluated its expected losses on the note receivable and reduced its allowance by $35.1 million during the year ended December 31, 2022. The allowance on the note represented a reserve on both the development advances and interest on the note. As such, the allowance reduction is allocated accordingly and $20.4 million is recorded in project development, preopening and writedowns and $14.7 million in interest income, both reflected in the consolidated statement of operations for the year ended December 31, 2022. The Wilton Rancheria amended their third-party credit agreement in March 2023 and such amendment effectively allowed Sky River Casino to begin making previously disallowed distributions, under the excess cash flow waterfall. Given the amendment in the first quarter of 2023, the Company updated its evaluation of its expected losses on the note receivable. As the amendment allowed for quarterly payments to begin and given the sustained operating strength of the recently opened property, the Company concluded it expected to receive all payments due under the note receivable. As such, the Company removed the remaining allowance on the note receivable in the first quarter of 2023, which represented a reserve on both the development advances and interest on the note. The allowance reduction is thus allocated accordingly and $20.1 million is recorded in project development, preopening and writedowns and $14.3 million is recorded in interest income, both reflected in the consolidated statement of operations for the year ended December 31, 2023. The Company received $0.2 million in principal payments and $0.2 million in interest due under the note receivable during the year ended December 31, 2024, and $113.6 million in principal payments and $12.0 million in interest due under the note receivable during the year ended December 31, 2023. As of December 31, 2024, the principal and interest outstanding on the note receivable was fully repaid.

Separately, the management agreement provides for us to manage the gaming facility upon opening for a period of seven years and receive a monthly management fee for our services based on the monthly performance of the gaming facility. The management fee of $88.4 million, $76.9 million and $26.9 million for our management services for the years ended December 31, 2024, 2023 and 2022, respectively, is paid monthly and recorded in management fee revenue on the consolidated statements of operations. In addition, for the year ended December 31, 2022, the Company received a one-time $5.0 million development fee which was recognized upon completion of our performance obligations under the development agreement and is included in other revenue on the consolidated statement of operations.

On September 27, 2024, the Company entered into an amendment to the management agreement with Wilton Rancheria that became effective October 2, 2024, and provides for the Company to serve as manager of the Wilton

Rancheria expansion to the Sky River Casino inclusive of 400 additional slots, a parking garage, a 300-room hotel and spa, two additional food and beverage outlets and an entertainment and events center. The Company is not obligated to fund the construction and the management fee remains unchanged.

Master Lease Agreements
A Boyd subsidiary, Boyd TCIV, entered into the Master Lease ("Boyd TCIV Master Lease") pursuant to which the landlord agreed to lease to Boyd TCIV the facilities associated with Ameristar Kansas City, Ameristar St. Charles, Belterra Resort and Ogle Haus, LLC, commencing on October 15, 2018 and ending on April 30, 2026 as the initial term, with options for renewal. The term of this Master Lease may be extended for five separate renewal terms of five years each. The monthly lease payment consists of the following, (i) the building base rent, as defined in the Master Lease agreement, plus (ii) the land base rent, as defined in the Master Lease agreement, plus (iii) the percentage rent, as defined in the Master Lease agreement. Each and every other lease year commencing with the third lease year, the percentage rent will reset based on a calculation defined in the Master Lease agreement.

On May 6, 2020, PNK (Ohio), LLC, a Boyd subsidiary, that owns the business operations of Belterra Park, entered into a master lease to which the landlord agreed to lease to PNK (Ohio), LLC, the facilities associated with Belterra Park. The Master lease has substantially the same terms as disclosed above as the Boyd TCIV Master Lease.

Rent expense associated with these Master Leases is recorded in master lease rent expense on the consolidated statements of operations.

Norfolk Agreements
On October 21, 2024, the Company, the Pamunkey Indian Tribe ("Tribe"), the Pamunkey Indian Tribal Gaming Authority ("PITGA"), and its wholly-owned subsidiary, Golden Eagle Consulting II, LLC ("GEC") entered into agreements, pursuant to which, among other things, the Company will, subject to the purchase of land to develop and build a commercial casino and hotel development in Norfolk, Virginia ("Norfolk Casino"), (i) receive from PITGA an exclusive option to purchase a percentage of membership interests of GEC, (ii) make advance payments to PITGA and GEC, and (iii) become developer and manager of the Norfolk Casino (see Note 16, *Subsequent Events*).

Contingencies
Legal Matters
We are parties to various legal proceedings arising in the ordinary course of business. We believe that all pending claims, if adversely decided, would not have a material adverse effect on our business, financial position or results of operations.

Hurricane Laura Insurance Recovery
On August 27, 2020, Hurricane Laura made landfall in Vinton, Louisiana, which caused the closure of our Delta Downs property for approximately three weeks. The Company maintains insurance, subject to certain deductibles, that covers business interruption, including lost profits. As the Company deemed it probable that insurance recoveries would exceed any loss incurred, the Company accounted for the proceeds in excess of the loss incurred as a gain contingency in the period received in accordance with authoritative accounting guidance. During third quarter 2022, we settled our business interruption and lost profits claim with our insurance carriers and received payments totaling $13.2 million. After consideration of expenses incurred related to the claim, included in other operating items, net for the year ended December 31, 2022, is a $12.6 million gain representing business interruption insurance for lost profits from the closure of Delta Downs in 2020 due to Hurricane Laura.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 10.   LEASES

We have operating and finance leases primarily for four casino hotel properties, corporate offices, parking ramps, gaming and other equipment. Our leases have remaining lease terms of one year to 52 years, some of which include options to extend the leases for up to 61 years, and some of which include options to terminate the leases within one year. Certain of our lease agreements, including the Master Leases, include provisions for variable lease payments, which represent lease payments that vary due to changes in facts or circumstances occurring after the commencement date other than the passage of time. Such variable lease payments are expensed in the period in which the obligation for these payments is incurred. Variable lease expense recognized in the years ended December 31, 2024, 2023 and 2022 was $32.7 million, $34.9 million and $22.4 million, respectively.

The components of lease expense were as follows:

	Year Ended December 31,	
(In thousands)	**2024**	**2023**
Operating lease cost	$ 158,283	$ 161,190
Short-term lease cost	—	—

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,	
(In thousands)	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 156,136	$ 158,785
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	31,556	41,840

Supplemental balance sheet information related to leases was as follows:

	December 31,	
(In thousands, except lease term and discount rate)	**2024**	**2023**
Operating Leases		
Operating lease right-of-use assets, including favorable lease rates asset	$ 735,618	$ 793,335
Current lease liabilities (included in accrued liabilities)	$ 102,855	$ 98,867
Operating lease liabilities	651,751	711,387
Total operating lease liabilities	$ 754,606	$ 810,254
Weighted Average Remaining Lease Term		
Operating leases (in years)	14.6	14.9
Weighted Average Discount Rate		
Operating leases	8.3%	8.4%

Maturities of lease liabilities are as follows:

(In thousands)	Operating Leases
For the year ending December 31,	
2025	$ 156,048
2026	155,863
2027	120,383
2028	119,742
2029	119,415
Thereafter	671,874
Total lease payments	1,343,325
Less imputed interest	(588,719)
Less current portion (included in accrued liabilities)	(102,855)
Long-term portion of operating lease liabilities	$ 651,751

Future minimum rental income, which is primarily related to retail and restaurant facilities located within our properties, is as follows:

(In thousands)	Minimum Rental Income
For the year ending December 31,	
2025	$ 1,533
2026	878
2027	456
2028	371
2029	115
Thereafter	615
Total	$ 3,968

NOTE 11.   STOCKHOLDERS' EQUITY AND STOCK INCENTIVE PLANS

Share Repurchase Program

We have in the past, and may in the future, acquire our equity securities through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as we may determine from time to time. On October 21, 2021, our Board of Directors authorized a share repurchase program of $300.0 million (the "Share Repurchase Program"). In addition, our Board of Directors authorized increases to the Share Repurchase Program of $500.0 million on each of June 1, 2022, May 4, 2023, May 9, 2024 and December 5, 2024. There were 11.1 million shares, 6.5 million shares and 9.4 million shares repurchased during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, $640.5 million remained available under the Share Repurchase Program.

We are not obligated to repurchase any shares under this program. Repurchases of common stock may also be made under Rule 10b5-1 plans, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The timing, volume and nature of share repurchases will be at the sole discretion of management, dependent on market conditions, applicable securities laws and other factors, and may be suspended or discontinued at any time.

The following table provides information regarding share repurchases during the referenced periods.[1]

	For the Year Ended December 31,		
(In thousands, except per share data)	**2024**	**2023**	**2022**
Shares repurchased [2]	11,086	6,537	9,424
Total cost, including brokerage fees [3]	$ 685,850	$ 412,655	$ 541,642
Average repurchase price per share [4]	$ 61.87	$ 63.13	$ 57.48

[1] Shares repurchased reflect repurchases settled during the twelve months ended December 31, 2024, 2023 and 2022. These amounts exclude repurchases, if any, traded but not yet settled on or before December 31 of each year.
[2] All shares repurchased have been retired and constitute authorized but unissued shares.
[3] Costs exclude 1% excise tax on corporate stock buybacks that was enacted under the Inflation Reduction Act of 2022 and became effective January 1, 2023.
[4] Amounts in the table may not recalculate exactly due to rounding. Average repurchase price per share is calculated based on unrounded numbers and excludes the 1% excise tax.

Subject to applicable corporate securities laws, repurchases under our share repurchase program may be made at such times and in such amounts as we deem appropriate. Repurchases can be discontinued at any time that we feel additional purchases are not warranted. We intend to fund the repurchases under the Share Repurchase Program with existing cash resources, cash flow from operations and availability under our Credit Facility. We are subject to certain limitations regarding the repurchase of common stock, such as restricted payment limitations under the indentures to our outstanding senior notes and in our Credit Agreement.

Dividends
Dividends are declared at the discretion of our Board of Directors. We are subject to certain limitations regarding the payment of dividends, such as restricted payment limitations contained in our Credit Agreement and the indentures for our outstanding senior notes. The dividends declared by the Board of Directors under this program as of December 31, 2024 are:

Declaration date	Record date	Payment date	Amount per share
February 3, 2022	March 15, 2022	April 15, 2022	$ 0.15
June 1, 2022	June 30, 2022	July 15, 2022	0.15
September 15, 2022	September 30, 2022	October 15, 2022	0.15
December 8, 2022	December 19, 2022	January 15, 2023	0.15
February 14, 2023	March 15, 2023	April 15, 2023	0.16
May 4, 2023	June 15, 2023	July 15, 2023	0.16
August 15, 2023	September 15, 2023	October 15, 2023	0.16
December 7, 2023	December 22, 2023	January 15, 2024	0.16
February 28, 2024	March 15, 2024	April 15, 2024	0.17
May 9, 2024	June 15, 2024	July 15, 2024	0.17
August 20, 2024	September 15, 2024	October 15, 2024	0.17
December 5, 2024	December 16, 2024	January 15, 2025	0.17

Stock Incentive Plan

In April 2020, the Company's stockholders approved the 2020 Stock Incentive Plan (the "2020 Plan"), which amended and restated the Company's 2012 Stock Incentive Plan (the "2012 Plan") to (a) provide for a term ending ten years from the date of stockholder approval at the Annual Meeting, (b) state the number of shares of the Company's common stock authorized for issuance over the term of the 2020 Plan to be 3.3 million shares plus the aggregate number of shares remaining available for future awards under the 2012 Plan and the number of shares subject to outstanding awards under the 2012 Plan that would have again become available for issuance pursuant to new awards under the 2012 Plan, whether because the outstanding awards under the 2012 Plan are forfeited or canceled, expire or are settled in cash, or because the shares covered by such awards under the 2012 Plan are surrendered or withheld in payment of the award exercise or purchase price in satisfaction of tax withholding obligations, (c) remove the individual award limit and set an annual grant limit for non-employee directors, and (d) make certain other changes. Under our 2020 Plan, approximately 6.4 million shares remain available for grant at December 31, 2024. The number of authorized but unissued shares of common stock under this 2020 Plan as of December 31, 2024 was approximately 8.6 million shares.

Grants made under the 2020 Plan include provisions that entitle the grantee to automatic vesting acceleration in the event of a grantee's separation from service (including as a result of retirement, death or disability), other than for cause (as defined), after reaching the defined age and years of service thresholds. These provisions result in the accelerated recognition of the stock compensation expense for those grants issued to employees who have met the stipulated thresholds.

Stock Options

Options granted under the 2020 Plan generally become exercisable ratably over a three-year period from the date of grant. Options that have been granted under the 2012 Plan and will be granted under the 2020 Plan have an exercise price equal to the market price of our common stock on the date of grant and will expire no later than ten years after the date of grant. The Company did not issue any stock option grants in 2024, 2023 and 2022.

Summarized stock option plan activity is as follows:

	Options	Weighted-Average Option Price	Weighted-Average Remaining Term	Aggregate Intrinsic Value
			(In years)	*(In thousands)*
Outstanding at January 1, 2022	274,332	$ 17.02		
Granted	—	—		
Canceled	—	—		
Exercised	(165,951)	18.61		
Outstanding at December 31, 2022	108,381	14.58		
Granted	—	—		
Canceled	—	—		
Exercised	(32,000)	9.86		
Outstanding at December 31, 2023	76,381	16.56		
Granted	—	—		
Canceled	—	—		
Exercised	(44,980)	15.60		
Outstanding at December 31, 2024	31,401	$ 17.94	1.8	$ 1,714
Exercisable at December 31, 2023	76,381	$ 16.56	1.9	$ 3,517
Exercisable at December 31, 2024	31,401	$ 17.94	1.8	$ 1,714

Share-based compensation costs related to stock option awards are calculated based on the fair value of each option grant on the date of the grant using the Black-Scholes option pricing model.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2024:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$17.75	28,708	1.9	$ 17.75	28,708	$ 17.75
19.98	2,693	0.8	19.98	2,693	19.98
$17.75-$19.98	31,401	1.8	17.94	31,401	17.94

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

The total intrinsic value of in-the-money options exercised during the years ended December 31, 2024, 2023 and 2022 was $2.1 million, $1.7 million, and $6.8 million, respectively. No options vested during the years ended December 31, 2024, 2023 and 2022 and there were no unrecognized share-based compensation costs related to unvested stock options as of December 31, 2024.

Restricted Stock Units
Our 2020 Plan provides for the grant of Restricted Stock Units ("RSUs"). A RSU is an award that may be earned in whole, or in part, upon the passage of time, and that may be settled for cash, shares, other securities or a combination thereof. The RSUs do not contain voting rights and are not entitled to dividends. The RSUs are subject to the terms and conditions contained in the applicable award agreement and the 2020 Plan. Share-based compensation costs related to RSU awards are calculated based on the market price on the date of the grant.

We grant RSUs to certain members of management of the Company, which represents a contingent right to receive one share of our common stock upon vesting. A RSU generally vests on the third anniversary of its issuance and the share-based compensation expense is amortized to expense over the requisite service period.

We also annually award RSUs to certain members of our Board of Directors. RSU grants issued in 2020 and prior years are to be paid in shares of common stock upon the director's cessation of service to the Company. Commencing with the 2021 grant, the shares are issued to the director when the RSU is granted. These RSUs are issued for past service; therefore, they are expensed on the date of issuance.

Summarized RSU activity is as follows:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value	
Outstanding at January 1, 2022	1,189,830		
Granted	259,030	$	67.73
Canceled	(29,273)		
Awarded	(501,339)		
Outstanding at December 31, 2022	918,248		
Granted	304,361	$	65.36
Canceled	(14,729)		
Awarded	(311,376)		
Outstanding at December 31, 2023	896,504		
Granted	291,961	$	63.29
Canceled	(11,100)		
Awarded	(324,372)		
Outstanding at December 31, 2024	852,993		

As of December 31, 2024, there was approximately $8.8 million of total unrecognized share-based compensation costs related to unvested RSUs, which is expected to be recognized over approximately 1.8 years.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Performance Stock Units
Our 2020 Plan provides for the grant of Performance Stock Units ("PSUs"). A PSU is an award which may be earned in whole, or in part, upon the passage of time, and the attainment of performance criteria, and which may be settled for cash, shares, other securities or a combination thereof. The PSUs do not contain voting rights and are not entitled to dividends. The PSUs are subject to the terms and conditions contained in the applicable award agreement and our 2020 Plan. We annually award PSUs to certain members of management.

Each PSU represents a contingent right to receive a share of Boyd Gaming Corporation common stock; however, the actual number of common shares awarded is dependent upon the occurrence of: (i) a requisite service period; and (ii) an evaluation of specific performance conditions. The performance conditions are based on Company metrics such as net revenue growth, Earnings Before Interest, Taxes, Depreciation, Amortization and Rent under master leases ("EBITDAR") growth, EBITDAR margin growth and return on invested capital, all of which are determined over a period of time as defined in the grant agreement. Based upon actual and combined achievement, the number of shares awarded could range from zero, if no conditions are met, a 50% payout if only threshold performance is achieved, a payout of 100% for target performance, or a payout of up to 200% of the original award for achievement of maximum performance. Each condition is weighted and evaluated separately in determining the payout and, based upon management's estimates at the service inception date, the Company is expected to meet the target for each performance condition. Therefore, the related compensation cost of these PSUs assumes all units granted will be awarded. Share-based compensation costs related to PSU awards are calculated based on the market price on the date of the grant.

These PSUs will vest three years from the service inception date, during which time achievement of the related performance conditions is periodically evaluated, and the number of shares expected to be awarded, and resulting compensation expense, is adjusted accordingly.

Performance Shares Vesting
The PSU grants awarded in third quarter 2021, fourth quarter 2019 and 2018 vested during first quarter 2024, 2023 and 2022, respectively. Common shares under the 2021 grant were issued based on the determination by the Compensation Committee of the Board of Directors ("Compensation Committee") of our actual achievement of EBITDAR and return on invested capital for the two-year performance period from July 2021 to June 2023. Common shares under the 2019 and 2018 grants were issued based on the determination by the Compensation Committee of our actual achievement of net revenue growth and EBITDAR growth for the three-year performance period of the grant. As provided under the provisions of our stock incentive plan, certain of the participants elected to surrender a portion of the shares to be received to pay the withholding and other payroll taxes payable on the compensation resulting from the vesting of the PSUs.

The PSU grant awarded in July 2021 resulted in a total of 241,277 shares being issued during first quarter 2024, representing approximately 1.94 shares per PSU. Of the 241,277 shares issued, a total of 94,862 were surrendered by the participants for payroll taxes, resulting in a net issuance of 146,415 shares due to the vesting of the 2021 grant. The actual achievement level under the award metrics approximated the estimated performance as of year-end 2023; therefore, the vesting of the PSUs had minimal impact to compensation costs of $0.8 million in our 2024 consolidated statement of operations.

The PSU grant awarded in December 2019 resulted in a total of 519,782 shares being issued during first quarter 2023, representing approximately 2.00 shares per PSU. Of the 519,782 shares issued, a total of 200,904 were surrendered by the participants for payroll taxes, resulting in a net issuance of 318,878 shares due to the vesting of the 2019 grant. The actual achievement level under the award metrics equaled the estimated performance as of year-end 2022; therefore, the vesting of the PSUs did not impact compensation costs in our 2023 consolidated statement of operations.

The PSU grant awarded in December 2018 resulted in a total of 408,609 shares being issued during first quarter 2022, representing approximately 1.58 shares per PSU. Of the 408,609 shares issued, a total of 114,265 were surrendered by the participants for payroll taxes, resulting in a net issuance of 294,344 shares due to the vesting of the 2018 grant. The actual achievement level under the award metrics equaled the estimated performance as of the year-end 2021; therefore, the vesting of the PSUs did not impact compensation costs in our 2022 consolidated statement of operations.

Summarized PSU activity is as follows:

	Performance Stock Units	Weighted-Average Grant Date Fair Value	
Outstanding at January 1, 2022	647,789		
Granted	128,003	$	68.41
Performance Adjustment	150,009		
Canceled	(2,466)		
Awarded	(409,045)		
Outstanding at December 31, 2022	514,290		
Granted	141,644	$	65.24
Performance Adjustment	259,891		
Canceled	(1,265)		
Awarded	(519,782)		
Outstanding at December 31, 2023	394,778		
Granted	142,130	$	63.96
Performance Adjustment	116,905		
Canceled	(2,322)		
Awarded	(246,982)		
Outstanding at December 31, 2024	404,509		

As of December 31, 2024, there was approximately $1.9 million of total unrecognized share-based compensation costs related to unvested PSUs, which is expected to be recognized over approximately 1.7 years. Based on the current estimates of performance compared to the targets set for the respective PSU grants, the Company estimates that approximately 0.5 million shares will be issued to settle the PSUs outstanding at December 31, 2024.

Career Shares

Our Career Shares Program is a stock incentive award program for certain executive officers to provide for additional capital accumulation opportunities for retirement. The program incentivizes and rewards executives for their period of service. Our Career Shares Program was adopted in December 2006, and modified in October 2010, as part of the overall update of our compensation programs. The Career Shares Program rewards eligible executives with annual grants of Boyd Gaming Corporation stock units, to be paid out at retirement. The payout at retirement is dependent upon the executive's age at such retirement and the number of years of service with the Company. Executives must be at least 55 years old and have at least 10 years of service to receive any payout at retirement. Career Shares do not contain voting rights and are not entitled to dividends. Career Shares are subject to the terms and conditions contained in the applicable award agreement and our 2020 Plan. The Career Share awards are tranched by specific term, in the following periods: 10 years, 15 years and 20 years of service. These grants vest over the remaining period of service required to fulfill the requisite years in each of these tranches, and compensation expense is recorded in accordance with the specific vesting provisions. Share-based compensation costs related to Career Shares awards are calculated based on the market price on the date of the grant.

Summarized Career Shares activity is as follows:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	1,048,638	
Granted	24,388	$ 64.93
Canceled	(2,251)	
Awarded	(138,954)	
Outstanding at December 31, 2022	931,821	
Granted	30,409	$ 54.39
Canceled	(3,529)	
Awarded	—	
Outstanding at December 31, 2023	958,701	
Granted	22,829	$ 63.82
Canceled	—	
Awarded	(51,249)	
Outstanding at December 31, 2024	930,281	

As of December 31, 2024, there was approximately $1.5 million of total unrecognized share-based compensation costs related to unvested Career Shares.

Share-Based Compensation

We account for share-based awards exchanged for employee services in accordance with the authoritative accounting guidance for share-based payments. Under the guidance, share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the employee's requisite service period.

The following table summarizes our share-based compensation costs by award type:

	For the Year Ended December 31,		
(In thousands)	2024	2023	2022
Restricted Stock Units	$ 17,197	$ 17,821	$ 16,210
Performance Stock Units	11,049	13,029	16,432
Career Shares	1,420	1,529	1,424
Total share-based compensation costs	$ 29,666	$ 32,379	$ 34,066

The following table provides classification detail of the total costs related to our share-based employee compensation plans reported in our consolidated statements of operations:

(In thousands)	For the Year Ended December 31,					
		2024		2023		2022
Gaming	$	997	$	1,036	$	909
Food & beverage		191		198		174
Room		91		94		82
Selling, general and administrative		5,071		5,263		4,618
Corporate expense		23,316		25,788		28,283
Total share-based compensation expense	$	29,666	$	32,379	$	34,066

NOTE 12.   FAIR VALUE MEASUREMENTS

We have adopted the authoritative accounting guidance for fair value measurements, which does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These inputs create the following fair value hierarchy:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As required by the guidance for fair value measurements, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

Balances Measured at Fair Value
The following tables show the fair values of certain of our financial instruments:

(In thousands)	December 31, 2024			
	Balance	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 316,688	$ 316,688	$ —	$ —
Restricted cash	4,676	4,676	—	—
Investment available for sale	12,553	—	—	12,553

(In thousands)	December 31, 2023			
	Balance	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 304,271	$ 304,271	$ —	$ —
Restricted cash	3,659	3,659	—	—
Investment available for sale	13,327	—	—	13,327

Cash and Cash Equivalents and Restricted Cash
The fair values of our cash and cash equivalents and restricted cash, classified in the fair value hierarchy as Level 1, are based on statements received from our banks at December 31, 2024 and 2023.

Investment Available for Sale
We have an investment in a single municipal bond issuance of $16.4 million aggregate principal amount of 7.5% Urban Renewal Tax Increment Revenue Bonds, Taxable Series 2007 that is classified as available for sale with a maturity date of June 1, 2037. We are the only holder of this instrument and there is no quoted market price for this instrument. As such, the fair value of this investment is classified as Level 3 in the fair value hierarchy. The estimate of the fair value of such investment was determined using a combination of current market rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk and a discounted cash flows analysis as of December 31, 2024 and 2023. The fair value of the investment is estimated using a discounted cash flows approach and the significant unobservable input used in the valuation as of December 31, 2024 and 2023 is a discount rate of 13.0% and 12.4%, respectively. Unrealized gains and losses on this instrument resulting from changes in the fair value of the instrument are not charged to earnings, but rather are recorded as other comprehensive income (loss) in the stockholders' equity section of the consolidated balance sheets and in the consolidated statements of other comprehensive income. At December 31, 2024 and 2023, $0.8 million and $0.7 million, respectively, of the carrying value of the investment available for sale is included as a current asset in prepaid expenses and other current assets, and at December 31, 2024 and 2023, $11.8 million and $12.6 million, respectively, is included in other assets, net on the consolidated balance sheets. The discount associated with this investment of $1.8 million and $2.0 million as of December 31, 2024 and 2023, respectively, is netted with the investment balance and is being accreted over the life of the investment using the effective interest method. The accretion of such discount is included in interest income on the consolidated statements of operations.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

The following table summarizes the changes in fair value of the Company's Level 3 investment available for sale asset:

| | Year Ended December 31, | |
(In thousands)	**2024**	**2023**
Balance at beginning of reporting period	$ 13,327	$ 13,670
Total gains (losses) (realized or unrealized):		
Included in interest income	176	172
Included in other comprehensive income (loss)	(220)	165
Purchases, sales, issuances and settlements:		
Settlements	(730)	(680)
Balance at end of reporting period	$ 12,553	$ 13,327

We are exposed to valuation risk on our Level 3 financial instruments. We estimate our risk exposure using a sensitivity analysis of potential changes in the significant unobservable inputs of our fair value measurements. Our Level 3 financial instruments are most susceptible to valuation risk caused by changes in the discount rate. If the discount rate in our fair value measurements increased or decreased by 100 basis points, the change would not cause the value of our fair value measurements to change significantly.

The fair value of indefinite-lived intangible assets, classified in the fair value hierarchy as Level 3, is utilized in performing the Company's impairment analyses (see Note 4, *Intangible Assets*).

Balances Disclosed at Fair Value
The following tables provide the fair value measurement information about our note receivable and obligation under minimum assessment arrangements. As of December 31, 2024, the outstanding principal balance under the note receivable was paid in full.

| | December 31, 2024 | | | |
(In thousands)	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
Liabilities				
Obligation under assessment arrangements	$ 18,014	$ 16,057	$ 20,719	Level 3

| | December 31, 2023 | | | |
(In thousands)	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
Asset				
Note receivable	$ 419	$ 419	$ 419	Level 3
Liabilities				
Obligation under assessment arrangements	20,199	17,752	23,282	Level 3

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

The following tables provide the fair value measurement information about our long-term debt:

| (In thousands) | December 31, 2024 | | | |
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
Credit Facility	$ 1,300,300	$ 1,291,191	$ 1,279,428	Level 2
4.750% senior notes due 2027	1,000,000	994,156	968,750	Level 1
4.750% senior notes due 2031	900,000	891,237	832,500	Level 1
Other	6	6	6	Level 3
Total debt	$ 3,200,306	$ 3,176,590	$ 3,080,684	

| (In thousands) | December 31, 2023 | | | |
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
Credit Facility	$ 1,046,300	$ 1,032,897	$ 1,021,206	Level 2
4.750% senior notes due 2027	1,000,000	992,208	957,500	Level 1
4.750% senior notes due 2031	900,000	889,889	819,000	Level 1
Other	504	504	504	Level 3
Total debt	$ 2,946,804	$ 2,915,498	$ 2,798,210	

The estimated fair values of our obligation under assessment arrangements as of December 31, 2024 and 2023 are based on a discounted cash flow approach after giving consideration to the changes in market rates of interest, creditworthiness of both parties and credit spreads. The estimated fair value of our note receivable as of December 31, 2023, was estimated to equal its carrying value after consideration of the expected repayment timing of the remaining balance. The estimated fair value of our Credit Facility is based on a relative value analysis performed on or about December 31, 2024 and 2023. The estimated fair values of our senior notes are based on quoted market prices as of December 31, 2024 and 2023. The other debt is fixed-rate debt consisting of finance leases with various maturity dates from 2024 to 2025. These other debt obligations are not traded and do not have observable market inputs; therefore, we have estimated fair value to be equal to the carrying value for these obligations.

There were no transfers between Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2024 and 2023.

NOTE 13. EMPLOYEE BENEFIT PLANS
We contribute to multiemployer pension defined benefit plans under terms of collective-bargaining agreements that cover our union-represented employees. Contributions, based on wages paid to covered employees, totaled approximately $1.4 million, $1.4 million and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. These aggregate contributions were not individually significant to any of the respective plans. Our share of the unfunded vested liability related to multi-employer plans, if any, is not determinable and our participation is not individually significant on an individual multiemployer plan basis.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

We have retirement savings plans under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plans allow employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plans. The expense of our voluntary contributions to the 401(k) profit-sharing plans and trusts, net of realized forfeitures, was $5.3 million, $5.3 million and $5.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 14.   SEGMENT INFORMATION

We have four reportable segments consisting of: (i) Las Vegas Locals; (ii) Downtown Las Vegas; (iii) Midwest & South; and (iv) Online (collectively "Reportable Segments"). The Online segment includes the operating results of our online gaming operations through collaborative arrangements with third parties throughout the United States and the operations of Boyd Interactive, inclusive of our acquisition of Pala Interactive on November 1, 2022, and our acquisition of Resorts Digital on September 1, 2024. To reconcile Reportable Segments information to the consolidated information, the Company has aggregated nonreportable operating segments into a Managed & Other category. The Managed & Other category includes management fees earned under our management contract with Wilton Rancheria for the management of Sky River Casino in northern California and the operating results of Lattner Entertainment Group Illinois, LLC, our Illinois distributed gaming operator. The table in Note 1, *Summary of Significant Accounting Policies,* lists the classification of each of our 28 gaming entertainment properties that were aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate and their management and reporting structure.

Results of Operations - Total Reportable Segment Revenues and Adjusted EBITDAR

We evaluate profitability based on Adjusted EBITDAR, which represents earnings before interest expense, interest income, income taxes, depreciation and amortization, deferred rent, share-based compensation expense, project development, preopening and writedowns expenses, impairments of assets, other operating items, net, gain or loss on early extinguishments and modifications of debt, other items, net and master lease rent expense, as applicable. Total Reportable Segment Adjusted EBITDAR is the aggregate sum of the Adjusted EBITDAR for each of the properties included in our Las Vegas Locals, Downtown Las Vegas and Midwest & South segments and Adjusted EBITDAR related to the online operations in our Online segment. Results for Downtown Las Vegas include the results of our Hawaii-based travel agency as our Downtown Las Vegas properties cater to the Hawaiian market.

EBITDAR is a commonly used measure of performance in our industry that we believe, when considered with measures calculated in accordance with GAAP, facilitates comparisons between us and our competitors and provides our investors a more complete understanding of our operating results before the impact of investing transactions, financing transactions and income taxes. Management has historically adjusted EBITDAR when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide a full understanding of our core operating results and as a means to evaluate period-to-period results.

The following tables set forth, for the periods indicated, departmental revenues for our Reportable Segments and our Managed & Other category to reconcile to total revenues:

(In thousands)	Year Ended December 31, 2024						
	Gaming Revenue	Food & Beverage Revenue	Room Revenue	Online Revenue	Management Fee Revenue	Other Revenue	Total Revenue
Revenues							
Las Vegas Locals	$ 647,753	$ 89,842	$ 98,365	$ —	$ —	$ 58,548	$ 894,508
Downtown Las Vegas	145,878	44,775	27,498	—	—	11,940	230,091
Midwest & South	1,747,032	168,905	78,745	—	—	68,733	2,063,415
Online	—	—	—	606,233	—	—	606,233
Managed & Other	43,263	—	—	—	88,407	4,277	135,947
Total Revenues	$2,583,926	$303,522	$204,608	$606,233	$ 88,407	$143,498	$3,930,194

(In thousands)	Year Ended December 31, 2023						
	Gaming Revenue	Food & Beverage Revenue	Room Revenue	Online Revenue	Management Fee Revenue	Other Revenue	Total Revenue
Revenues							
Las Vegas Locals	$ 684,661	$ 90,182	$ 96,157	$ —	$ —	$ 57,118	$ 928,118
Downtown Las Vegas	143,899	42,252	24,986	—	—	11,270	222,407
Midwest & South	1,741,068	155,983	77,974	—	—	66,920	2,041,945
Online	—	—	—	422,211	—	—	422,211
Managed & Other	43,660	—	—	—	76,921	3,230	123,811
Total Revenues	$2,613,288	$288,417	$199,117	$ 422,211	$ 76,921	$138,538	$3,738,492

(In thousands)	Year Ended December 31, 2022						
	Gaming Revenue	Food & Beverage Revenue	Room Revenue	Online Revenue	Management Fee Revenue	Other Revenue	Total Revenue
Revenues							
Las Vegas Locals	$ 700,230	$ 88,219	$ 87,726	$ —	$ —	$ 54,555	$ 930,730
Downtown Las Vegas	139,115	41,578	24,950	—	—	9,689	215,332
Midwest & South	1,788,494	146,182	76,395	—	—	64,995	2,076,066
Online	—	—	—	253,898	—	—	253,898
Managed & Other	46,891	—	—	—	26,905	5,555	79,351
Total Revenues	$2,674,730	$275,979	$189,071	$ 253,898	$ 26,905	$134,794	$3,555,377

The following table reconciles, for the periods indicated, our Reportable Segments and our Managed & Other category Adjusted EBITDAR to net income, as reported in our accompanying consolidated statements of operations:

(In thousands)		Year Ended December 31,				
		2024		2023		2022
Adjusted EBITDAR						
Las Vegas Locals	$	428,423	$	470,971	$	481,643
Downtown Las Vegas		83,325		85,507		86,049
Midwest & South		765,706		781,673		830,782
Online		107,604		62,337		39,778
Managed & Other		96,153		84,478		40,981
Corporate expense		(90,618)		(90,175)		(88,724)
Adjusted EBITDAR		1,390,593		1,394,791		1,390,509
Other operating costs and expenses						
Deferred rent		648		708		768
Master lease rent expense		111,406		108,398		106,616
Depreciation and amortization		276,639		256,780		258,179
Share-based compensation expense		29,666		32,379		34,066
Project development, preopening and writedowns		28,572		(8,935)		(18,936)
Impairment of assets		10,500		107,837		40,775
Other operating items, net		5,385		(4,207)		(12,183)
Total other operating costs and expenses		462,816		492,960		409,285
Operating income		927,777		901,831		981,224
Other expense (income)						
Interest income		(1,625)		(23,886)		(21,530)
Interest expense, net of amounts capitalized		177,409		171,247		151,249
Loss on early extinguishments and modifications of debt		—		—		19,815
Other, net		(10)		1,563		2,884
Total other expense, net		175,774		148,924		152,418
Income before income taxes		752,003		752,907		828,806
Income tax provision		(174,051)		(132,884)		(189,429)
Net income	$	577,952	$	620,023	$	639,377

For purposes of this presentation, corporate expense excludes its portion of share-based compensation expense. Corporate expense represents unallocated payroll, professional fees, rent, aircraft expenses and various other expenses not directly related to our casino, hotel and online operations.

BOYD GAMING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Total Reportable Segment Expenses

The Company's chief operating decision maker ("CODM") is our President and Chief Executive Officer. To monitor performance, the CODM regularly receives and reviews revenue and Adjusted EBITDAR information monthly for each operating segment aggregated by reportable segment, as well as consolidated expense information. Additionally, the CODM receives estimated and forecasted expense information by operating segment, as well as Adjusted EBITDAR margins and customer play on a segment basis. The CODM uses Adjusted EBITDAR margins to monitor the operating efficiencies of segments and customer play trends to monitor the overall health of the player in each segment. The CODM evaluates operating performance and allocates resources based on revenue and Adjusted EBITDAR. In particular, the CODM utilizes Adjusted EBITDAR to evaluate total company performance and individual operating segment performance. In addition, the CODM utilizes Adjusted EBITDAR in the evaluation of incentive compensation and in the annual budget process. Finally, the CODM uses Adjusted EBITDAR in the evaluation of potential acquisitions.

As expense information provided is either at the consolidated Company level or is estimated or forecasted, and the CODM is not able to easily compute any segment expenses, the Company has aggregated all expenses into a single other segment expense category to reconcile segment revenues to Adjusted EBITDAR, the segment performance measure. The following table reconciles, for the periods indicated, the revenues of our Reportable Segments and our Managed & Other category to Adjusted EBITDAR.

(In thousands)	Las Vegas Locals	Downtown Las Vegas	Midwest & South	Online	Managed & Other	Total
Year Ended December 31, 2024						
Revenues	$ 894,508	$ 230,091	$ 2,063,415	$ 606,233	$ 135,947	$ 3,930,194
Other segment expenses (1)	466,085	146,766	1,297,709	498,629	39,794	2,448,983
Corporate expense	—	—	—	—	—	90,618
Adjusted EBITDAR	$ 428,423	$ 83,325	$ 765,706	$ 107,604	$ 96,153	$ 1,390,593
Year Ended December 31, 2023						
Revenues	$ 928,118	$ 222,407	$ 2,041,945	$ 422,211	$ 123,811	$ 3,738,492
Other segment expenses (1)	457,147	136,900	1,260,272	359,874	39,333	2,253,526
Corporate expense	—	—	—	—	—	90,175
Adjusted EBITDAR	$ 470,971	$ 85,507	$ 781,673	$ 62,337	$ 84,478	$ 1,394,791
Year Ended December 31, 2022						
Revenues	$ 930,730	$ 215,332	$ 2,076,066	$ 253,898	$ 79,351	$ 3,555,377
Other segment expenses (1)	449,087	129,283	1,245,284	214,120	38,370	2,076,144
Corporate expense	—	—	—	—	—	88,724
Adjusted EBITDAR	$ 481,643	$ 86,049	$ 830,782	$ 39,778	$ 40,981	$ 1,390,509

(1) Other segment expenses include gaming taxes, payroll and payroll related costs, advertising, property insurance, property taxes, professional fees, utilities, and various other expenses related to our casino, hotel and online operations.

Total Reportable Segment Assets

The Company's assets by Reportable Segment and Managed & Other category consisted of the following amounts:

(In thousands)	December 31, 2024	December 31, 2023
Assets		
Las Vegas Locals	$ 1,623,935	$ 1,634,732
Downtown Las Vegas	292,765	295,494
Midwest & South	3,855,386	3,805,301
Online	185,567	155,356
Managed & Other	115,839	124,161
Corporate	318,323	258,082
Total Assets	$ 6,391,815	$ 6,273,126

Capital Expenditures

The Company's capital expenditures by Reportable Segment and Managed & Other category consisted of the following:

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
Capital Expenditures			
Las Vegas Locals	$ 71,182	$ 82,918	$ 37,339
Downtown Las Vegas	12,040	42,233	52,423
Midwest & South	228,457	200,577	109,475
Online	42	224	462
Managed & Other	5,050	5,001	4,104
Corporate	90,959	55,776	67,874
Total Capital Expenditures	407,730	386,729	271,677
Change in Accrued Capital Expenditure Additions	(7,330)	(12,779)	(2,522)
Cash-Based Capital Expenditures	$ 400,400	$ 373,950	$ 269,155

The Company utilizes the Corporate entities to centralize the development of major renovation and other capital development projects that are included as construction in progress. After the project is complete, the corporate entities transfer the projects to the segment subsidiaries.

NOTE 15.   RELATED PARTY TRANSACTIONS

Boyd Percentage Ownership

Marianne Boyd Johnson, our Executive Chairman of the Board of Directors, together with her immediate family, beneficially owned approximately 27% of our outstanding shares of common stock as of December 31, 2024. As such, the Boyd family has the ability to significantly influence our affairs, including the election of members of our Board of Directors and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of our stockholders, including a merger, consolidation or sale of assets. For each of the years ended December 31, 2024, 2023 and 2022, there were no related party transactions between the Company and the Boyd family other than compensation, including salary and equity incentives.

NOTE 16.   SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2024. During this period, up to the filing date, other than the following: (i) an $0.18 per share cash dividend declared by the Board of Directors on February 20, 2025 and payable April 15, 2025 to shareholders of record on March 17, 2025; and (ii) agreements related to our Norfolk, Virginia project, as discussed further below, we did not identify any additional subsequent events, the effects of which would require disclosure or adjustment to our financial position or results of operations.

Pursuant to the October 21, 2024, agreements between the Company and the Tribe, PITGA, and GEC, on February 14, 2025, the Company entered into agreements in furtherance of its previously disclosed intentions to develop and build the Norfolk Casino in cooperation with the Tribe, PITGA and GEC. The agreements provide for the Company to serve as the exclusive developer and manager of the Norfolk Casino, which, pending receipt of final regulatory approvals, is expected to open a transitional casino facility in November 2025 and a full casino hotel resort in late 2027. The Company anticipates incurring aggregate expenditures of approximately $750 million in connection with the Norfolk Casino project, as discussed in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations - Commitments*.

ITEM 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosures during the two years in the period ended December 31, 2024.

ITEM 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this Report.

Material Weakness Remediation

As discussed in our 2023 Annual Report on Form 10-K as filed with the SEC on February 26, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to the identification of a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. As of December 31, 2023, management identified a material weakness related to the preparation and independent review of journal entries, which resulted in a lack of segregation of duties over the preparation, review, and recording of journal entries. The failure to maintain appropriate segregation of duties had a pervasive impact and consequently, this deficiency impacted control activities over all financial statement account balances, classes of transactions, and disclosures.

We are committed to maintaining a strong internal control environment. With the oversight of senior management, subsequent to December 31, 2023, a plan to remediate the underlying cause of the material weakness and improve the operating effectiveness of internal control over financial reporting and our disclosure controls was developed and was implemented. During the first quarter of 2024, we executed on all elements of our remediation plan as defined below and in our 2023 Annual Report on Form 10-K as filed with the SEC on February 26, 2024. We continued to reinforce remediation efforts during 2024 and monitored operating effectiveness. As of December 31, 2024, management concluded the material weakness was remediated. Specifically, the following remediation efforts occurred to ensure there were appropriate levels of independent reviews of journal entries, in order to address proper segregation of duties, including:

- Educating control owners to ensure that all design elements of the journal entry control are performed;

- Implementing additional attestations within our existing quarterly self-assessment process that address and reinforce proper segregation of duties over journal entries; and

- Enhancing our monitoring control that verifies that journal entries have a separate preparer and independent reviewer.

We believe these actions have meaningfully strengthened our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except for the remediation of the identified material weakness, there were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2024, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the *Internal Control-Integrated Framework* (2013). Based on this evaluation, and the remediation discussed above, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2024.

On September 1, 2024, Boyd Interactive Gaming, Inc., a wholly owned subsidiary of Boyd Gaming, completed the acquisition of Resorts Digital Gaming, LLC ("Resorts Digital") pursuant to a Membership Interest Purchase Agreement. Accordingly, the acquired assets and liabilities of these entities are included in our consolidated balance sheet as of December 31, 2024, and the results of its operations and cash flows are reported in our consolidated statements of operations and cash flows for the year ended December 31, 2024, from the date of acquisition. However, we have elected to exclude Resorts Digital from the scope of our annual report on internal control over financial reporting as of December 31, 2024. The financial position of Resorts Digital represented approximately 2.2% of our total net assets and 0.6% of our total assets as of December 31, 2024, and its results of operations increased our total revenues by 0.3% and our net income by 0.3% during the year ended December 31, 2024.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we include a report of management's assessment of the design and effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2024, which report follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Boyd Gaming Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Boyd Gaming Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 21, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Resorts Digital Gaming, LLC ("Resorts Digital") which was acquired on September 1, 2024, and whose financial statements constitute 2.2% of total net assets, 0.6% of total assets, 0.3% of revenues, and 0.3% of net income of the financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Resorts Digital.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 21, 2025

ITEM 9B.   Other Information

None of the Company's directors or officers adopted, modified or terminated a "Rule 10b5-1 trading agreement" or a "non-Rule 10b5-1 trading arrangement" during the Company's fiscal quarter ended December 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable


PART III


ITEM 10.   Directors, Executive Officers and Corporate Governance

Information required by this item regarding the members of our board of directors and our audit committee, including our audit committee financial experts, will be set forth under the captions *Board Committees—Audit Committee*, *Director Nominees*, and *Section 16(a) Reporting Compliance* in our Definitive Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

The following table sets forth the non-director executive officers of Boyd Gaming Corporation as of February 21, 2025:

Name	Age	Position
Josh Hirsberg	63	Chief Financial Officer and Treasurer (Principal Financial Officer)
Theodore A. Bogich	70	Chief Operating Officer
Uri Clinton	52	General Counsel and Corporate Secretary
Stephen S. Thompson	65	Chief Administrative Officer
Lori M. Nelson	44	Chief Accounting Officer (Principal Accounting Officer) and Senior Vice President Financial Operations and Reporting

Josh Hirsberg joined the Company as our Senior Vice President, Chief Financial Officer and Treasurer effective January 1, 2008 and was promoted to Executive Vice President effective January 13, 2016. Prior to his position with the Company, Mr. Hirsberg served as the Chief Financial Officer for EdgeStar Partners, a Las Vegas-based resort development company. He previously held several senior-level finance positions in the gaming industry, including Vice President and Treasurer for Caesars Entertainment and Vice President, Strategic Planning and Investor Relations for Harrah's Entertainment.

Theodore A. Bogich was appointed to Chief Operating Officer on December 14, 2023. Prior to being appointed to this position, Mr. Bogich served as Executive Vice President, Operations since January 13, 2016. Mr. Bogich joined Boyd Gaming in 2004 as Vice President and General Manager of Sam's Town Tunica, and was named Vice President and General Manager of Blue Chip Casino Hotel in Michigan City, Indiana, in 2007. He was promoted to Senior Vice President, Operations in 2012.

Uri Clinton joined the Company as our General Counsel and Corporate Secretary effective March 2021. In that role he oversees Boyd Gaming's Legal, Corporate Governance and Regulatory Compliance functions. Immediately prior to joining Boyd Gaming, Mr. Clinton worked for six years with MGM Resorts International and one year as a partner with Sorelle Capital. In both of his immediate prior roles, Mr. Clinton provided legal, regulatory, and strategic advice and counsel as part of the business development teams in the areas of hospitality, lodging and gaming. With nearly 20 years of experience in the gaming industry, Mr. Clinton has an extensive background in leading both law departments and property operations, having served as President and Chief Operating Officer of a major East Coast casino, as well as General Counsel for a gaming equipment supplier and international holding company.

Stephen S. Thompson was appointed to Chief Administrative Officer on December 14, 2023. Prior to being appointed to this position, Mr. Thompson served as Executive Vice President, Operations since January 13, 2016. Mr. Thompson has served in numerous senior executive positions with Boyd Gaming since joining the Company in 1983, including Senior Vice President, Operations for Boyd Gaming's Nevada region since 2004.

Lori M. Nelson was appointed to Senior Vice President Financial Operations and Reporting on January 1, 2022 and additionally to Chief Accounting Officer on February 14, 2023 after serving in an interim capacity since March 31, 2022. Prior to her being appointed this position, Ms. Nelson served in numerous leadership positions with Boyd Gaming since joining the Company in 2012, including Vice President of Financial Operations.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to each of our directors, executive officers and employees. Our Code of Ethics is posted on our website at www.boydgaming.com. Any waivers or amendments to our Code of Ethics will be posted on our website.

ITEM 11.   Executive Compensation

The information required by this item will be set forth under the captions *Director Compensation*, *Compensation Discussion and Analysis, Compensation Tables, Compensation Committee Interlocks and Insider Participation*, and *Compensation Committee Report* in our Definitive Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth under the captions *Ownership of Principal Stockholders and Management* and *Equity Compensation Plan Information* in our Definitive Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth under the captions *Transactions with Related Persons* and *Director Independence* in our Definitive Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14.   Principal Accounting Fees and Services

Information about principal accounting fees and services billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), as well as the audit committee's pre-approval policies will appear under the captions *Audit and Non-Audit Fees* and *Audit Committee Pre-Approval of Audit and Non-Audit Services* in our Definitive Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 15. Exhibits, Financial Statement Schedules

1. Financial Statements

Financial statements of the Company (including related notes to consolidated financial statements) filed as part of this report are listed below:

	Page No.
Report of Independent Registered Public Accounting Firm	55
Consolidated Balance Sheets at December 31, 2024 and 2023	57
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022	58
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	59
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022	60
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	61
Notes to Consolidated Financial Statements	63

2. Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required or the information required to be set forth therein is included in Consolidated Financial Statements or Notes thereto included in this Report.

3. Exhibit List

Exhibit Number	Description of Exhibit	Method of Filing
3.1	Amended and Restated Articles of Incorporation of the Registrant.	Incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed with the SEC on May 24, 2006.
3.2	Amended and Restated By-Laws of Boyd Gaming Corporation, effective February 13, 2020.	Incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020.
4.1	Form of Indenture relating to senior debt securities	Incorporated by reference to Exhibit 4.1 of the Registrant's Automatic Shelf Registration Statement on Form S-3ASR dated May 1, 2015.
4.2	Form of Indenture relating to subordinated debt securities	Incorporated by reference to Exhibit 4.2 of the Registrant's Automatic Shelf Registration Statement on Form S-3ASR dated May 1, 2015.

Exhibit Number	Description of Exhibit	Method of Filing
4.3	Indenture governing the Company's 4.750% Senior Notes due 2027, dated December 3, 2019, by and among the Company, the guarantors named therein and Wilmington Trust, National Association, as trustee.	Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed December 3, 2019.
4.4	Form of 4.750% Senior Note due 2027.	Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed December 3, 2019.
4.5	Description of Registrant's Securities	Incorporated by reference to Exhibit 4.19 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020.
4.6	Indenture governing the Company's 4.750% Senior Notes due 2031, dated June 8, 2021, by and among the Company, the guarantors named therein and Wilmington Trust, National Association, as trustee.	Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed June 8, 2021.
4.7	Form of 4.750% Senior Note due 2031.	Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed June 8, 2021.
4.8	First Supplemental Indenture governing the Company's 4.750% Senior Notes due 2027, dated December 29, 2023, by and among the Company, the guarantors named therein and Wilmington Trust National Association, as trustee.	Incorporated by reference to Exhibit 4.8 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 26, 2024.
4.9	First Supplemental Indenture governing the Company's 4.750% Senior Notes due 2031, dated December 29, 2023, by and among the Company, the guarantors named therein and Wilmington Trust National Association, as trustee.	Incorporated by reference to Exhibit 4.8 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 26, 2024.
10.1	Form of Indemnification Agreement	Filed electronically herewith
10.2*	Annual Incentive Plan	Incorporated by reference to Exhibit 10.29 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.
10.3*	The Boyd Gaming Corporation Amended and Restated Deferred Compensation Plan for the Board of Directors and Key Employees	Incorporated by reference to Exhibit 10.39 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.4*	Form of Restricted Stock Unit Agreement and Notice of Award pursuant to the 2002 Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
10.5*	Boyd Gaming Corporation's 2002 Stock Incentive Plan (as amended and restated on May 15, 2008)	Incorporated by reference to Appendix A of the Registrant's Definitive Proxy Statement filed with the SEC on April 2, 2008.

Exhibit Number	Description of Exhibit	Method of Filing
10.6*	Amended and Restated 2002 Stock Incentive Plan	Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, filed with the SEC on May 24, 2006.
10.7*	Form of Award Agreement for Restricted Stock Units under 2002 Stock Incentive Plan for Non-Employee Directors	Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
10.8*	Form of Award Agreement for Restricted Stock Units under the 2002 Stock Incentive Plans	Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the SEC on May 24, 2006.
10.9*	Form of Career Restricted Stock Unit Award Unit Agreement under the 2002 Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on December 13, 2006.
10.10*	Form of Restricted Stock Unit Agreement and Notice of Award Pursuant to the 2002 Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
10.11*	Form of Performance Share Unit Agreement and Notice of Award Pursuant to the 2002 Stock Incentive Plan	Incorporated by reference to Exhibit 10.49 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011.
10.12*	Amendment Number 1 to the Amended and Restated Deferred Compensation Plan	Incorporated by reference to Exhibit 10.40 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.13*	Amendment Number 2 to the Amended and Restated Deferred Compensation Plan	Incorporated by reference to Exhibit 10.41 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.14*	Amendment Number 3 to the Amended and Restated Deferred Compensation Plan	Incorporated by reference to Exhibit 10.42 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.15*	Amendment Number 4 to the Amended and Restated Deferred Compensation Plan	Incorporated by reference to Exhibit 10.43 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.16*	Amendment Number 5 to the Amended and Restated Deferred Compensation Plan	Incorporated by reference to Exhibit 10.35 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.
10.17*	Amended and Restated 2000 Executive Management Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the SEC on May 24, 2006.
10.18*	Change in Control Severance Plan for Tier I, II and III Executives	Incorporated by reference to Exhibit 10.46 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.

Exhibit Number	Description of Exhibit	Method of Filing
10.19*	2012 Stock Incentive Plan (As amended and restated effective May 17, 2012) (incorporated by reference to Appendix A of the Registrant's Definitive Proxy Statement filed with the SEC on April 2, 2012).	Incorporated by reference to Appendix A of the Registrant's Definitive Proxy Statement filed with the SEC on April 2, 2012.
10.20	Master Lease, dated October 15, 2018, by and between Gold Merger Sub, LLC and Boyd TCIV, LLC.	Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed October 18, 2018.
10.21	Master Lease, dated October 15, 2018, by and between Boyd (Ohio) PropCo, LLC and PNK (Ohio), LLC	Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 6, 2020.
10.22*	2020 Stock Incentive Plan	Incorporated by reference from the Registrant's Form S-8 filed September 29, 2020.
10.23	Credit Agreement, dated as of March 2, 2022, among the Company, the Guarantors, Bank of America, N.A., as administrative agent, collateral agent and letter of credit issuer, Wells Fargo Bank, National Association as swingline lender, and certain other financial institutions party thereto as lenders.	Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022 filed with the SEC on May 6, 2022.
19	Insider Trading Policy	Incorporated by reference to Exhibit 10.41 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 26, 2024.
21.1	Subsidiaries of the Registrant.	Filed electronically herewith.
22	List of Guarantor Subsidiaries of Boyd Gaming Corporation	Filed electronically herewith.
23.1	Consent of Deloitte & Touche LLP.	Filed electronically herewith.
24	Power of Attorney (included in Part IV to this Annual Report on Form 10-K).	Filed electronically herewith.
31.1	Certification of the Chief Executive Officer of the Registrant pursuant to Exchange Act Rule 13a-14(a).	Filed electronically herewith.
31.2	Certification of the Chief Financial Officer of the Registrant pursuant to Exchange Act Rule 13a-14(a).	Filed electronically herewith.
32.1	Certification of the Chief Executive Officer of the Registrant pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. § 1350.	Furnished electronically herewith.

Exhibit Number	Description of Exhibit	Method of Filing
32.2	Certification of the Chief Financial Officer of the Registrant pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. § 1350.	Furnished electronically herewith.
97.1*	Compensation Recoupment Policy	Incorporated by reference to Exhibit 10.41 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 26, 2024.
99.1	Governmental Gaming Regulations	Filed electronically herewith.
101	The following materials from Boyd Gaming Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023; (ii) Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statement of Changes in Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (vi) Notes to Consolidated Financial Statements.	Filed electronically herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	Filed electronically herewith.

---

*   Management contracts or compensatory plans or arrangements.

ITEM 16.   Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 21, 2025.


BOYD GAMING CORPORATION

By: _____ /s/ Lori M. Nelson _____

Lori M. Nelson
Senior Vice President Financial Operations
and Reporting and
Chief Accounting Officer
(Principal Accounting Officer)


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith E. Smith, Josh Hirsberg and Lori M. Nelson, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MARIANNE BOYD JOHNSON **Marianne Boyd Johnson**	Executive Chairman of the Board of Directors	February 21, 2025
/s/ KEITH E. SMITH **Keith E. Smith**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2025
/s/ JOSH HIRSBERG **Josh Hirsberg**	Chief Financial Officer and Treasurer (Principal Financial Officer)	February 21, 2025
/s/ WILLIAM R. BOYD **William R. Boyd**	Director	February 21, 2025
/s/ JOHN R. BAILEY **John R. Bailey**	Director	February 21, 2025
/s/ MICHAEL A. HARTMEIER **Michael A. Hartmeier**	Director	February 21, 2025
/s/ CHRISTINE J. SPADAFOR **Christine J. Spadafor**	Director	February 21, 2025
/s/ A. RANDALL THOMAN **A. Randall Thoman**	Director	February 21, 2025
/s/ PETER M. THOMAS **Peter M. Thomas**	Director	February 21, 2025
/s/ PAUL W. WHETSELL **Paul W. Whetsell**	Director	February 21, 2025
/s/ LORI M. NELSON **Lori M. Nelson**	Senior Vice President Financial Operations and Reporting and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2025

BOYD GAMING CORPORATION

EXECUTIVE LEADERSHIP TEAM

Marianne Johnson Executive Chairman of the Board

Keith E. Smith President and Chief Executive Officer

Josh Hirsberg Chief Financial Officer and Treasurer

Stephen S. Thompson Chief Administrative Officer

Theodore A. Bogich Chief Operating Officer

Uri Clinton General Counsel and Corporate Secretary

BOARD OF DIRECTORS

Marianne Johnson

Keith E. Smith

William R. Boyd

John R. Bailey

Michael A. Hartmeier

Christine J. Spadafor

A. Randall Thoman

Peter M. Thomas

Paul W. Whetsell

CORPORATE OFFICES

6465 South Rainbow Boulevard
Las Vegas, NV 89118
702-792-7200

MEDIA CONTACT

David Strow
Vice President, Corporate Communications
702-792-7386
davidstrow@boydgaming.com

This Annual Report is delivered with, and accompanies, the Company's Annual Report on Form 10-K for the period ended December 31, 2024. This Annual Report contains forward-looking statements within the meaning of the securities laws. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. You should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Factors that might cause such differences include, but are not limited to, those discussed in the Company's Annual Report on Form 10-K. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

INVESTOR INFORMATION

STOCK LISTING

The common stock of Boyd Gaming Corporation is listed on the New York Stock Exchange under ticker symbol **BYD**.

ANNUAL MEETING

The annual meeting of stockholders of Boyd Gaming Corporation will be held online on Thursday, May 8, 2025 at 1:00pm Pacific Time. Stockholders may access the online meeting at: **www.virtualshareholder.com/BYD2025** and entering the 16-digit control number provided in their proxy materials. The record date for the meeting is the close of business on Mar. 12, 2025.

NEWS RELEASES

As a service to our stockholders and prospective investors, additional company information including news releases, earnings announcements, and information on corporate governance, is available at **boydgaming.com**

COMMON STOCK TRANSFER AGENT AND REGISTRAR

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
800-401-1957
www.shareowneronline.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche
8474 Rozita Lee Avenue
Suite 300
Las Vegas, NV 89113
702-893-3100

INVESTOR CONTACT

Josh Hirsberg
Chief Financial Officer and Treasurer
702-792-7234
joshhirsberg@boydgaming.com

ANNUAL REPORT 2024



1975-2025
50TH
ANNIVERSARY

BOYD®

boydgaming.com